Filed Pursuant to Rule 424(b)(3)

Registration No. 333-295250

Up to 278,076,375 Shares of Common Stock

This prospectus relates to the resale of up to 184,135,636 shares of our common stock, par value $0.001 per share (the “common stock”) and 93,940,739 shares of our common stock underlying certain warrants (collectively, the “Shares”) by the selling stockholders identified in this prospectus under “Selling Stockholders.” The selling stockholders may sell all or a portion of the Shares from time to time, in amounts, at prices and on terms determined at the time of sale. The Shares may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 80.

We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of these Shares by the selling stockholders. We will, however, receive proceeds from any warrants that are exercised through the payment of the exercise price in cash. We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

We are registering the offer and sale of the Shares pursuant to certain registration rights granted to the selling stockholders. The registration of these Shares does not necessarily mean that any of the Shares will be offered or sold by the selling stockholders. The timing and amount of any sale is within the sole discretion of the selling stockholders.

Our common stock is quoted on the OTCQB of OTC Markets Group, Inc. under the symbol “CYDY.” On May 15, 2026, the closing price of our common stock was $0.35 per share.

Investing in our securities involves risk. You should carefully consider the risks that we have described under the section captioned “Risk Factors” in this prospectus on page 9 before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 20, 2026

In making your investment decision, you should rely only on the information contained in this prospectus.

We have not authorized anyone to provide you with different or additional information. We are not making an offer to sell or seeking an offer to buy any shares of common stock in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus is complete and accurate as of any date other than the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities offered hereby.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S‑1 (the “Registration Statement”) that we filed with the SEC. You should read this prospectus and the exhibits filed with or incorporated by reference in the Registration Statement carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find More Information” in this prospectus.

This prospectus may be supplemented from time to time to add, update, or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus. This prospectus and any future prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or such prospectus supplement or that the information contained by reference to this prospectus or any prospectus supplement is correct as of any time after its date.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or incorporated by reference as exhibits to the Registration Statement, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

CytoDyn Inc. and its consolidated subsidiaries are referred to herein as “CytoDyn,” “the Company,” “we,” “us” and “our,” unless the context indicates otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Our forward-looking statements are not guarantees of performance, and actual results could vary materially from those contained in or expressed by such statements. In evaluating all such statements, we urge you to specifically consider various risk factors identified in this prospectus, including the matters set forth under the heading “Risk Factors”, any of which could cause actual results to differ materially from those indicated by our forward-looking statements.

Our forward-looking statements reflect our current views with respect to future events and are based on currently available financial, economic, scientific, and competitive data and information on current business plans.

Forward-looking statements include, among others, statements about leronlimab, its ability to provide positive health outcomes, the Company’s ability to implement a successful operating strategy for the development of leronlimab and thereby create shareholder value, the ability to obtain regulatory approval of the Company’s drug products for commercial sales, and the strength of the Company’s leadership team. The Company’s forward-looking statements are not guarantees of performance, and actual results could vary materially from those contained in or expressed by such statements due to risks and uncertainties, including: (i) the regulatory determinations of leronlimab’s safety and effectiveness to treat the disease and conditions for which we are studying the product by the U.S. Food and Drug Administration (the “FDA”) and, potentially, drug regulatory agencies in various other countries; (ii) the Company’s ability to raise additional capital to fund its operations; (iii) the Company’s ability to meet its debt and other payment obligations; (iv) the Company’s ability to recruit or retain key employees; (v) the Company’s ability to enter into partnership or licensing arrangements with third parties; (vi) the timely and sufficient development, through internal resources or third-party consultants, of analyses of the data generated from the Company’s clinical trials required by the FDA or other regulatory agencies in connection with applications for approval of the Company’s drug product; (vii) the Company’s ability to achieve approval of a marketable product; (viii) the design, implementation, and conduct of the Company’s clinical trials; (ix) the results of any such clinical trials, including the possibility of unfavorable clinical trial results; (x) the market for, and marketability of, any product that is approved; (xi) the existence or development of vaccines, drugs, or other treatments that are viewed by medical professionals or patients as superior to the Company’s products; (xii) regulatory initiatives, compliance with governmental regulations and the regulatory approval process; (xiii) legal proceedings, investigations, or inquiries affecting the Company or its products, including the finalization of an agreement in principle to settle the class-action litigation filed against the Company in the state of Washington; (xiv) stockholder actions or proposals with regard to the Company, its management, or its Board of Directors; (xv) general economic and business conditions; (xvi) changes in domestic and foreign political and social conditions; and (xvii) various other matters, many of which are beyond the Company’s control.

We intend that all forward-looking statements made in this prospectus will be subject to the safe harbor protection of the federal securities laws and regulations pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent applicable. Except as required by law, we do not undertake any responsibility to update these forward-looking statements to consider events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events that may cause actual results to differ from those expressed or implied by these forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering and information appearing elsewhere in this prospectus and in the documents we incorporate by reference as exhibits. This summary is not complete and does not contain all the information that you should consider before investing in our securities. To fully understand this offering and its consequences to you, you should read this entire prospectus carefully, including the information referred to under the heading “Risk Factors” in this prospectus on page 9, and the financial statements and other information in this prospectus, when making an investment decision. This is only a summary and may not contain all the information that is important to you. You should carefully read both this prospectus and any accompanying prospectus supplement, and any other offering materials, together with the additional information described under the heading “Where You Can Find More Information.”

About Us

The Company is a clinical stage biotechnology company focused on the clinical development and potential commercialization of its product candidate, leronlimab, which is being studied for its potential in solid-tumor oncology.

Our current business strategy is the clinical development of leronlimab, which may include the following:

1. Continue the Phase 2 study of leronlimab in patients with relapsed/refractory microsatellite stable colorectal cancer;

2. Conduct additional studies exploring leronlimab and its therapeutic potential in other solid-tumor oncology indications, including but not limited to metastatic triple-negative breast cancer; and

3. Continue our work researching and developing a new or modified long-acting version of leronlimab.

Corporate Information

CytoDyn Inc. is a Delaware corporation with its principal executive offices at 1111 Main Street, Suite 660, Vancouver, Washington 98660, telephone (360) 980‑8524. Our website can be found at www.cytodyn.com. We do not intend to incorporate any contents from our website into this prospectus. Effective August 27, 2015, we completed a reincorporation from Colorado to Delaware. Effective November 16, 2018, we implemented a holding company reorganization, as a result of which we became the successor issuer and reporting company to the former CytoDyn Inc. (now our wholly owned subsidiary, CytoDyn Operations Inc.).

Smaller Reporting Company

We are a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we may take advantage of certain reduced disclosure obligations available to smaller reporting companies, including the exemption from compliance with the auditor attestation requirements pursuant to the Sarbanes-Oxley Act of 2022, reduced disclosure about our executive compensation arrangements and the requirements to provide only two years of audited financial statements in our annual reports and registration statements. We will continue to be a “smaller reporting company” as long as (1) we have a public float (i.e., the market value of our common stock held by non-affiliates) less than $250 million calculated as of the last business day of our most recently completed second fiscal quarter, or (2) our annual revenues are less than $100 million for our previous fiscal year and we have either no public float or a public float of less than $700 million as of the end of that fiscal year’s second fiscal quarter. Reduced disclosures in our SEC filings due to our status as a “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.

Description of Transactions in which Shares of Common Stock and Warrants Held by Selling Stockholders Were Issued

The selling stockholders identified in this prospectus may sell shares of our common stock as shown under “Selling Stockholders” below. The transactions in which the shares of our common stock available for resale under this prospectus were or may be acquired by the selling stockholders, including shares underlying warrants to purchase our common stock, are described below.

Sales of Common Stock and Warrants in Private Offerings through Paulson Investment Company, LLC. During the period from December 2011 through September 2023, the Company engaged in a series of private offerings of common stock and warrants to purchase common stock to accredited investors through Paulson Investment Company, LLC, as placement agent. A total of

59,107,245 shares of our common stock sold in the offerings or issued upon the exercise of warrants sold in the offerings are among those being offered for resale as shown under “Selling Stockholders”.

Issuances of Shares of Common Stock in Settlement of Convertible Promissory Notes and Exercise of Warrants Sold in Private Offerings by Us. In August 2015 and early 2018, we issued shares of common stock in settlement of the principal amount of, plus accrued but unpaid interest on, convertible promissory notes previously sold by us in private offerings of the notes and warrants to purchase common stock to accredited investors. A total of 1,569,734 shares of our common stock issued in settlement of the convertible promissory notes and upon the exercise of related warrants are among those being offered for resale as shown under “Selling Stockholders”.

Shares Issued upon Exercise of Warrants Issued to Paulson Investment Company, LLC, as Compensation in Connection with Offerings of Common Stock and Warrants and Convertible Promissory Notes. A total of 2,453,058 shares of common stock issued upon the exercise of warrants to purchase our common stock issued to Paulson Investment Company, LLC, or to its designees, as compensation for its services in connection with private offerings and registered direct offerings of shares of our common stock and warrants that occurred during the period from December 2011 through July 2023 are among those being offered for resale as shown under “Selling Stockholders”.

Public Tender Offers. The Company conducted a total of four public tender offers during 2018, 2019, and 2024 pursuant to which the Company offered to exchange warrants held by the investors for warrants with a reduced exercise price, conditioned upon the immediate exercise of the warrants. A total of 4,545,900 shares of common stock issued pursuant to the exercise of the warrants issued in the tender offers are among those being offered for resale as shown under “Selling Stockholders”.

Private Warrant Exchanges. In May 2019, January 2020, June 2020, March 2021, and December 2022, the Company entered into warrant exchange agreements with investors in which the Company offered to issue warrants to purchase shares of common stock with a reduced exercise price in exchange for warrants held by the investors, conditioned on the immediate exercise of the warrants issued in exchange. In some cases, additional shares of common stock were issued as an added inducement for the exercises. A total of 19,394,496 shares of common stock issued in connection with the private warrant exchanges are among those being offered for resale as shown under “Selling Stockholders”.

Legal Settlement Issuances. In August 2021, we settled a dispute with a placement agent in part through the issuance of warrants to purchase common stock. A total of 23,597 shares of common stock issued upon exercise of the warrants are among those being offered for resale as shown under “Selling Stockholders”.

Sales of Common Stock and Warrants in Private Sales Conducted by Us. During November 2021, the period from February 2022 through April 2022, and January 2026, the Company entered into private sale transactions of common stock directly with accredited investors, as well as warrants to purchase common stock in certain transactions. A total of 15,293,430 shares of common stock sold in the private sale transactions or issued upon the exercise of warrants sold in the private sale transactions, are among those being offered for resale as shown under “Selling Stockholders”.

Sales of Common Stock and Warrants in Private Sales through a Placement Agent. During the period from January through February 2026, in a private placement to accredited investors through Paulson Investment Company, LLC, we issued a total of 81,283,708 shares of our common stock, together with warrants to purchase a total of up to 81,283,708 shares of our common stock with an exercise price of $0.26 per share, for total proceeds of approximately $17.5 million (the “February 2026 Placement”). The warrants issued in these transactions have a five-year term and were immediately exercisable upon issuance. Shares of common stock, as well as shares of common stock underlying the warrants, issued in connection with the offering are among those being offered for resale as shown under “Selling Stockholders”.

Issuance of Warrants to Placement Agent in Connection with Private Placement Offerings. In connection with the February 2026 Placement, we issued to Paulson Investment Company, LLC, or its designees, warrants to purchase a total of 12,192,563 shares of our common stock. The warrants have a 10-year term and were immediately exercisable upon issuance. The warrants have an exercise price of $0.2153 per share and include a cashless exercise provision. Shares of common stock underlying the warrants are among those being offered for resale as shown under “Selling Stockholders”.

Sales of Common Stock and Warrants in a Private Sale Conducted by Us. In February 2026, in a private sale transaction with an accredited investor conducted directly by the Company, the accredited investor purchased 464,468 shares of our common stock, together with a warrant to purchase up to 464,468 shares of our common stock with an exercise price of $0.26 per share, for total proceeds of approximately $0.1 million. The terms and conditions of the sale and issuance of the warrant were the same as those offered to investors in the February 2026 Placement. Shares of common stock, as well as the shares of common stock underlying the warrants, issued in the transaction are among those being offered for resale as shown under “Selling Stockholders”.

THIS OFFERING

We have registered for resale by the Selling Stockholders named herein a remaining aggregate of 278,076,375 shares of our common stock as described below.

Issuer:	CytoDyn Inc.

Securities being offered:	184,135,636 shares of common stock and 93,940,739 shares underlying outstanding warrants to purchase our common stock, as listed in the table under “Selling Stockholders” below.

Common stock outstanding prior to this offering:	1,369,733,680 shares of common stock as of May 15, 2026.

Use of proceeds

We will not receive any of the proceeds from the sale or other disposition of the Shares by the selling stockholders. The selling stockholders will bear all selling and other expenses incurred in connection with the sale or other disposition by them of the Shares covered hereby. However, if all the warrants covered by this prospectus are exercised for cash, we may receive proceeds of up to approximately $23.9 million, as further described in “Use of Proceeds.”

Market for common stock	Our common stock is quoted on the OTCQB of the OTC Market under the symbol “CYDY.” On May 15, 2026, the closing price of our common stock was $0.35 per share.

Risk factors

The purchase of our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Summary Risk Factors

Risks Related to Our Financial Position and Need for Additional Capital

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Our cash reserves are low and we do not expect to receive substantial, if any, revenues for the foreseeable future such that we will need to raise substantial additional financing to fund our ongoing operations and manage our payment obligations, which financing continues to be extremely difficult to secure in light of the low trading price of our common stock.
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We are a clinical stage biotechnology company with a history of significant operating losses; we expect to continue to incur operating losses, and we may never achieve profitability.
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The amount of financing we require will depend on various factors, many of which are beyond our control. The results of our operations, financial condition, and stock price are likely to be adversely affected if we are unable to obtain additional funding on improved terms compared to previous financings.
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Our future cash requirements may differ significantly from our current estimates.
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Our auditors have issued a going concern opinion, and we will not be able to achieve our objectives and will have to cease operations if we cannot find adequate financing.
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We have written off the value of our pre-launch inventories of leronlimab and related raw materials, the costs of which were previously capitalized, and may be unable to use all or a portion of those inventories in the development of our product candidate.

Risks Related to Our Ability to Maintain Effective Operational and Internal Controls Environment

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The recruitment and retention of skilled directors, executives, employees and consultants may be difficult and expensive, may result in dilution to our stockholders, and any failure to attract and retain such individuals may adversely affect our drug development and commercialization activities.
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The loss, temporary loss, or transition of members of our senior management team or any other key employees may adversely affect our business.
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If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.
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Our information technology systems could fail to perform adequately or experience data corruption, cyber-based attacks, or network security breaches.

Risks Related to Legal Proceedings

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Our business, operating results, and financial condition could be negatively affected as a result of litigation and other demands made by stockholders.
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Although we have reached an agreement in principle to resolve the ongoing class-action litigation filed against us, failure to finalize the contemplated settlement may result in material harm to our business.
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We are subject to oversight by the SEC, FDA, and other regulatory agencies. Investigations and proceedings by those agencies may divert management’s focus and have a material adverse effect on our reputation and financial condition.
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We face risks and uncertainties related to litigation and other claims.

Risks Related to Development and Commercialization of Our Drug Candidate

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Certain agreements and related license agreements require us to make significant milestone, royalty, and other payments, which will require additional financing and, in the event we do commercialize leronlimab, will decrease the revenues we may ultimately receive on sales. To the extent that such milestone, royalty and other payments are not timely made, the counterparties to such agreements in certain cases have repurchase and termination rights thereunder with respect to leronlimab.
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If we are unable to obtain all required regulatory approvals for leronlimab, we will not be able to commercialize our primary product candidate, which would materially and adversely affect our business, financial condition, and stock price.
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Disruptions at the FDA and other government agencies caused by funding shortages, Executive Orders, or global health concerns could hinder their ability to hire, retain, or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved, or commercialized in a timely manner or at all, which could negatively impact our business.
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We are dependent on the success of leronlimab. If we, either alone or with collaborators, are unable to complete the clinical development of, obtain and maintain marketing approval for, or successfully commercialize leronlimab, including with respect to adequate coverage and reimbursement, or if we continue to experience significant delays in doing so, our business will be harmed.
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Our competitors may develop drugs that are more effective, safer, and less expensive than ours.
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We may not be able to identify, negotiate, and maintain the strategic alliances necessary to develop and commercialize our products and technologies, and we will be dependent on our corporate partners if we do.

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Known third-party patent rights could delay or otherwise adversely affect our planned development and sale of leronlimab. We have identified but not exhaustively analyzed other patents that could relate to our proposed products.

Risks Related to Our Dependence on Third Parties

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We have a limited number of internal research and development personnel, making us dependent on consulting relationships and strategic alliances with industry partners.
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We may continue to rely on third parties, such as clinical research organizations (“CRO(s)”) and third-party manufacturers, to conduct clinical trials for our product candidate, leronlimab, and to produce our pre-clinical and clinical product candidate supplies. Such third parties are subject to significant regulation. A failure by such third parties to perform their obligations properly and successfully to us, or failure of manufacturers on which we rely to meet regulatory requirements, may result in our inability to obtain regulatory approvals for or commercialize our product candidate.

Risks Related to Our Intellectual Property Rights

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Our success depends upon our ability to obtain and maintain intellectual property protection relating to our product candidate and future product candidates.
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If we are sued for infringing on third-party intellectual property rights, it will be costly and time-consuming, and an unfavorable outcome would have a significant adverse effect on our business. We may also undertake infringement or other legal proceedings against third parties, causing us to spend resources on litigation and exposing our own intellectual property portfolio to challenge.
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We may become involved in disputes with our present or future contract partners over intellectual property ownership or other matters, which could have a significant adverse effect on our business.

Risks Related to Ownership of Our Common Stock

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Our common stock is classified as “penny stock” and trading of our shares may be restricted by the SEC’s penny stock regulations.
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The trading price of our common stock has been and could remain volatile, and the market price of our common stock may decrease.
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Since our inception, we have been insolvent and have required debt and equity financing to maintain operations. We expect our debt service obligations and our need for additional funding to finance operations will cause additional dilution to our existing stockholders and could adversely affect the trading price of our common stock.
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Our certificate of incorporation permits our Board of Directors (the “Board”) to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.
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Anti-takeover provisions of our certificate of incorporation, our bylaws, and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult, and may prevent attempts by our stockholders to replace or remove the current members of our Board and management.
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We do not expect to pay cash dividends on our common shares in the foreseeable future.

RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those highlighted in this section that represent challenges we face in our efforts to successfully implement our strategy. You should carefully consider the risks described below, as well as other information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in this prospectus. These risks, some of which have occurred and any of which may occur, alone or in combination with other events in the future, may have a material adverse effect on our business, financial condition, cash flows, results of operations, or the trading price of our common stock. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us, or that we currently deem to be immaterial, may occur or become material in the future. Therefore, historical financial and business performance, events, and trends are often not a reliable indicator of future operating results, financial and business performance, events, or trends.

Risks Related to Our Financial Position and Need for Additional Capital

Our cash reserves are low and we do not expect to receive substantial, if any, revenues for the foreseeable future such that we will need to raise substantial additional financing to fund our ongoing operations and manage our payment obligations, which financing continues to be extremely difficult to secure in light of the low trading price of our common stock.

As of May 15, 2026, we had an unrestricted cash balance of approximately $11.6 million and no reserved cash balance. We must continue to raise additional funds in the near term to meet our payment obligations and fund our operations. Additional funding may not be available on acceptable terms or at all. In addition, as of May 15, 2026, we had approximately 294.1 million shares of common stock unreserved for other purposes and available for issuance in new financing transactions. Our outstanding accounts payable and accrued liabilities totaled approximately $29.3 million on February 28, 2026. If we are not able to raise additional funds on a timely basis, we may be forced to delay, reduce the scope of, or eliminate one or more of our planned operating activities, including: conducting a study of leronlimab in patients with relapsed/refractory microsatellite stable colorectal cancer; conducting additional studies exploring leronlimab and its therapeutic potential in other solid-tumor oncology indications, including but not limited to metastatic triple-negative breast cancer; pursuing research and development of longer-acting molecules; and evaluating other opportunities for pre-clinical studies and publishing data from previously conducted studies. Any delay or inability to pursue our planned activities likely will adversely affect our business, financial condition, and stock price. The continued low trading price of our common stock (with a closing price of $0.35 per share on May 15, 2026) presents a significant challenge to our ability to raise additional funds. If we deplete our cash reserves, we may have to discontinue our operations and liquidate our assets.

We are a clinical stage biotechnology company with a history of significant operating losses; we expect to continue to incur operating losses, and we may never achieve profitability.

We have not generated revenue from product sales, licensing, or other income opportunities to date. Since our inception, we have incurred operating losses each year due to costs incurred for research and development activities and general and administrative expenses related to our operations. We expect to incur losses for the foreseeable future, with no or only minimal revenues as we continue to pursue development of, and seek regulatory approvals for, leronlimab. If leronlimab fails to gain regulatory approval, or if it or other drug or biologic candidates we may acquire or license in the future do not achieve approval or market acceptance, we will not be able to generate revenue or explore other opportunities to enhance stockholder value, such as through a sale. If we fail to generate revenue or if we are unable to fund our continuing operations, our stockholders could lose a portion or all of their investments.

The amount of financing we require will depend on various factors, many of which are beyond our control. The results of our operations, financial condition, and stock price are likely to be adversely affected if we are unable to obtain additional funding on improved terms compared to previous financings.

Our future funding requirements will depend on many factors, including, but not limited to:

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the costs of preparing required regulatory submissions, as well as any clinical trial programs and pre-clinical studies we may pursue and other development activities conducted by us directly,
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the costs involved with our chemistry, manufacturing and controls (“CMC”) activities,
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the satisfaction of payment obligations we have already incurred,

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the costs and timing of obtaining regulatory approvals and making related milestone payments due to third parties with whom we have licensing or similar agreements,
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the costs of filing, prosecuting, maintaining, and enforcing patents and other intellectual property rights and defending against potential claims of infringement,
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the costs associated with hiring and retaining needed scientific and administrative employees, advisors, and consultants,
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the cost of legal and other professional advisors needed to support our development efforts, responsibilities as a public reporting company, regulatory compliance and investigations, and legal proceedings,
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the costs of compliance with laws, regulations, or judicial decisions applicable to us, and
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the costs of general and administrative infrastructure required to manage our business and protect corporate assets and stockholder interests.

If any of these factors cause our funding needs to be greater than expected, our ability to continue operations, financial condition, and stock price may be adversely affected.

Our future cash requirements may differ significantly from our current estimates.

Our cash requirements may differ significantly from our estimates from time to time, depending on a number of factors, including:

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our ability to attract strategic partners to pay for or share costs related to our product development efforts,
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whether our outstanding convertible notes are converted into equity,
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whether we receive additional cash upon the exercise of our outstanding warrants and stock options for common stock, and
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our ability to obtain funding under future licensing agreements or other collaborative relationships.

If we deplete our cash reserves and are unable to obtain additional funding, we may be forced to discontinue our operations and liquidate our assets.

Our auditors have issued a going concern opinion, and we will not be able to achieve our objectives and will have to cease operations if we cannot find adequate financing.

Our auditors issued an opinion, which includes a going concern explanatory paragraph, in connection with the audit of our annual consolidated financial statements for the fiscal year ended May 31, 2025. A going concern paragraph in an audit opinion means that there is substantial doubt that we can continue as an ongoing business for the 12 months from the date the consolidated financial statements are issued. If we are unable to continue as an ongoing business, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. In addition, the inclusion of an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern and our lack of cash resources may materially and adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties. There is no assurance that we will be able to adequately fund our operations in the future.

We have written off the value of our pre-launch inventories of leronlimab and related raw materials, the costs of which were previously capitalized, and may be unable to use all or a portion of those inventories in the development of our product candidate.

Pre-launch inventories consist of costs of raw materials and work-in-progress related to our product candidate leronlimab. As of May 31, 2023, our inventories had been written off in full for accounting purposes. Although a portion of the inventories that were written off continue to be physically maintained and currently may be eligible for use in certain clinical contexts, we may be unable to use all or a portion of these inventories in the development of our product candidate, which may require us to engage a third party to produce additional clinical supplies of leronlimab to pursue our planned studies and clinical trials.

Risks Related to Our Ability to Maintain an Effective Operational and Internal Controls Environment

The recruitment and retention of skilled directors, executives, employees, and consultants may be difficult and expensive, may result in dilution to our stockholders, and any failure to attract and retain such individuals may adversely affect our drug development and commercialization activities.

Our business depends on the skills, performance, and dedication of our officers and key scientific and technical advisors, as well as our directors. All of our current scientific advisors are independent contractors and are either self-employed or employed by other organizations. As a result, they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, that may affect their ability to provide services to us in a timely manner. We likely will need to recruit additional directors, executive management, employees, and advisors, particularly scientific and technical personnel. In addition, there is currently intense competition for skilled directors, executives, and employees with relevant scientific and technical expertise, and this competition is likely to continue. We compete for these qualified personnel against companies with greater financial resources than ours. These recruitment and retention efforts likely will require additional financial resources. To successfully recruit and retain qualified employees, we will need to offer a combination of salary, cash incentives, and equity compensation. Future issuances of our equity securities for compensatory purposes will dilute existing stockholders’ ownership interests and reduce the shares available for future funding transactions. If we are unable to attract and retain individuals with relevant scientific, technical, and managerial experience, we may be forced to limit or delay our product development activities or may experience difficulties in successfully conducting our business, which would adversely affect our operations and financial condition.

The loss, temporary loss, or transition of members of our senior management team or any other key employees may adversely affect our business.

We currently have only three executive officers. Jacob Lalezari, M.D., our current Chief Executive Officer, entered into an employment agreement with us in January 2024 that can be terminated by either party at any time. Our current Chief Financial Officer, Robert E. Hoffman, joined the Company on May 15, 2025. The complexity inherent in integrating additional key members of the senior management team with existing senior management may limit the effectiveness of any such successor or otherwise adversely affect our business. Leadership transitions and any disruptions that result are inherently difficult to manage and may cause uncertainty or a disruption to our business or increase the likelihood of turnover of other key officers and employees. Further, we may incur significant expenses related to any executive transitions. Finding suitable replacements for senior management and other key employees can be difficult, and there is no assurance we will be successful in attracting or retaining qualified personnel.

Our success depends significantly on the individual and collective contributions of our senior management team and key employees as we continue our efforts to develop leronlimab. The loss of the services of a member of our current senior management team or the inability to hire and retain experienced management personnel may have a material adverse effect on our business and operations.

If we are unable to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal control over financial reporting in our Form 10‑K for that fiscal year. Failure to maintain our controls or operation of these controls may harm our operations, decrease the reliability of our financial reporting, and cause us to fail to meet our financial reporting obligations, which could adversely affect our business and reduce our stock price.

Our information technology systems could fail to perform adequately or experience data corruption, cyber-based attacks, or network security breaches.

We rely on information technology networks and systems, including the internet, to process, transmit, and store electronic information. In particular, we depend on our information technology infrastructure to effectively manage our business data, finance, and other business processes and electronic communications between our personnel and corporate partners. If we do not allocate and effectively manage the resources necessary to build and sustain an appropriate technology infrastructure, security breaches or system failures of this infrastructure may result in system disruptions, shutdowns, or unauthorized disclosure of confidential information, including patient information in violation of HIPAA requirements. In addition, our employees, contractors, and other corporate partners increasingly are working from remote locations. As a result, we rely on information technology systems that are outside our direct control. These systems are potentially vulnerable to cyber-based attacks and security breaches. In addition, cyber criminals are increasing their attacks on individual employees, including scams designed to trick victims into transferring sensitive data or funds or stealing credentials that compromise information systems. If one of our employees falls victim to these attacks, or our information technology systems or those of our partners are compromised, our operations could be disrupted, or we may suffer financial loss, loss or misappropriation of intellectual property or other critical assets, reputational harm, and regulatory fines and intervention, and our business and financial condition may be adversely affected.

Risks Related to Legal Proceedings

Our business, operating results, and financial condition could be negatively affected as a result of litigation and other demands made by stockholders.

We are and have been involved in legal proceedings and other claims brought by stockholders, including class actions alleging securities law violations, derivative actions alleging waste of corporate assets, unjust enrichment, other breaches of fiduciary duties by former directors and current and former executive officers, and demands by activist investors. Similar actions may occur in the future. While the Company welcomes opinions of all stockholders, responding to demands, litigation, proxy contests, or other initiatives by stockholders or activist investors may divert the attention of our Board, management team, and employees from their regular duties in the pursuit of business opportunities to enhance stockholder value. Such actions may also cause our existing or potential employees, strategic partners, and stockholders to have questions or doubts about the future direction of the Company and may provide our competitors with an opportunity to exploit these concerns. Such circumstances could cause significant fluctuations in our stock price based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business. Refer to information under the heading “Legal Proceedings” and Note 10, Commitments and Contingencies – Legal Proceedings in the consolidated financial statements for the quarter ended February 28, 2026, included in this prospectus for additional information.

Although we have reached an agreement in principle to resolve the ongoing class-action litigation filed against us, failure to finalize the contemplated settlement may result in material harm to our business.

On November 23, 2025, we reached an agreement in principle to settle the securities class action pending in federal district court in the state of Washington. The agreement in principle provides for payment by the Company to the class of $500,000 in cash and issuance of 49 million shares of our common stock in exchange for the dismissal and release of all claims against all defendants in the class action, subject to final documentation, court approval, and other conditions. There is no assurance that the settlement will ultimately be finalized on the terms currently contemplated, or at all. The inability of the parties to finalize the settlement may have a material adverse effect on our financial condition, results of operations, cash flows and stock price.

We are subject to oversight by the SEC, FDA, and other regulatory agencies. Investigations and proceedings by those agencies may divert management’s focus and have a material adverse effect on our reputation and financial condition.

We are subject to the regulation and oversight by the SEC and state regulatory agencies, in addition to the FDA and other federal regulatory agencies. As a result, we may face legal or administrative proceedings by these agencies. On December 20, 2022, the U.S. Department of Justice (the “DOJ”) announced the unsealing of a criminal indictment charging both our former CEO, Nader Z. Pourhassan, and Kazem Kazempour, CEO of Amarex, our former CRO. That same day, the SEC announced charges against both Mr. Pourhassan and Mr. Kazempour for alleged violations of federal securities laws. In December 2024, a federal jury convicted Mr. Pourhassan and Mr. Kazempour on a number of counts. On January 23, 2026, Mr. Pourhassan was sentenced to 30 months imprisonment to be followed by three years of supervised release, was ordered to self-surrender by April 27, 2026, and was ordered to pay $5,392,280 in restitution. On January 26, 2026, Mr. Kazempour was granted a new trial. The Company cooperated fully with the DOJ and SEC investigations. In September 2025, the SEC and DOJ informed the Company that their respective investigations are effectively closed, and that nothing further is required of the Company.

We are unable to predict the effect of any future governmental investigations on our business, financial condition, or reputation. In addition, publicity surrounding any investigation, even if ultimately resolved favorably, could have a material adverse effect on our business. Refer to information under the heading “Legal Proceedings” and Note 10, Commitments and Contingencies – Legal Proceedings in the consolidated financial statements for the quarter ended February 28, 2026, included in this prospectus for information about other proceedings involving the Company.

We face risks and uncertainties related to litigation and other claims.

We are parties to a variety of litigation and other claims, in addition to the regulatory investigations and related proceedings described above. For example, two putative class action lawsuits have been filed against us and certain former officers and directors, asserting violations of federal securities laws under Section 10(b) and Section 20(a) of the Exchange Act, and alleging that the Company and certain former officers and directors made purportedly false or misleading statements and that some of the individual defendants violated Section 20A of the Exchange Act by selling shares of the Company’s common stock, purportedly while in possession of material nonpublic information. Separately, three purported stockholder derivative actions have been filed against certain former officers and directors; the Company was named as a nominal defendant. Refer to information under the heading “Legal Proceedings” and Note 10, Commitments and Contingencies – Legal Proceedings in the consolidated financial statements for the quarter ended February 28, 2026, included in this prospectus for further information.

In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with partners, intellectual property disputes, and other business matters. Any such claims or investigations may be time-consuming, costly, divert management resources, or otherwise have a material adverse effect on our business, financial condition, or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or obtain adequate insurance in the future.

Risks Related to Development and Commercialization of Our Drug Candidate

Certain agreements and related license agreements require us to make significant milestone, royalty, and other payments, which will require additional financing and, in the event we do commercialize leronlimab, decrease the revenues we may ultimately receive on sales. To the extent that such milestone, royalty, and other payments are not timely made, the counterparties to such agreements in certain cases have repurchase and termination rights thereunder with respect to leronlimab.

Under agreements we have with Progenics Pharmaceuticals, Inc. (“Progenics”) and Lonza Sales AG (“Lonza”), as well as a Development and License Agreement (the “PDL License”) between Protein Design Labs (now AbbVie Inc. (“AbbVie”)) and Progenics, we are required to pay significant milestone payments, license fees for “system know-how” technology, and royalties related to leronlimab upon the occurrence of specified events. To make these milestone and license payments, we will need to raise additional funds. In addition, our royalty obligations will reduce the economic benefits to us of future sales, if any. To the extent that such milestone payments and royalties are not timely made, under their respective agreements, Progenics has certain repurchase rights relating to the assets sold to us, and AbbVie has certain termination rights relating to our license of leronlimab under the PDL License. Refer to Note 9, Commitments and Contingencies – PRO 140 Acquisition and Licensing Arrangements in the consolidated financial statements for the year ended May 31, 2025, included in this prospectus for further information.

If we are unable to obtain all required regulatory approvals for leronlimab, we will not be able to commercialize our primary product candidate, which would materially and adversely affect our business, financial condition, and stock price.

Clinical testing is expensive, difficult to design and implement, may take many years to complete, and its outcome is uncertain. The research, testing, manufacturing, labeling, packaging, storage, approval, sale, marketing, advertising and promotion, pricing, export, import, and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, with regulations differing from country to country. We are not permitted to market a drug candidate as prescription pharmaceutical products in the United States until we receive approval from the FDA, or in foreign markets until we receive the requisite approval from comparable regulatory authorities in foreign countries. In the United States, the FDA generally requires the completion of clinical trials of each drug to establish its safety and efficacy, and extensive pharmaceutical development to ensure its quality before approval. Regulatory authorities in other jurisdictions impose similar requirements. Of the substantial number of drugs in development, only a small percentage are approved for commercialization. Receipt of necessary regulatory approval for the use of leronlimab for one or more indications is subject to a number of risks which include, among others:

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the FDA or comparable foreign regulatory authorities or institutional review boards (“IRBs”) may disagree with the future design or implementation of our clinical trials,
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we may not be able to provide acceptable evidence of the safety and efficacy of our drug candidate,
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the results of our clinical trials may not be satisfactory or may not meet the level of statistical or clinical significance required by the FDA or foreign regulatory authorities for marketing approval,

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patients in our clinical trials may suffer adverse effects for reasons that may or may not be related to our drug candidate,
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the data collected from clinical trials may not be sufficient to support the submission of an application for marketing approval in the United States or elsewhere,
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the FDA or foreign regulatory authorities may not approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies, and
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the approval policies or regulations of the FDA or foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We cannot guarantee that regulators will agree with our assessment of the results of our past or future clinical trials or that such trials will be considered by regulators to have shown safety or efficacy of our product candidate. The FDA has substantial discretion in the approval process and may refuse to accept any application or may require additional clinical trials or pre-clinical or other studies. Additionally, we have limited experience in filing the applications necessary to gain regulatory approvals and expect to continue to rely on consultants and our CROs to assist us in this process. Securing FDA approval requires the submission of pre-clinical, clinical, and/or pharmacokinetic data, information about product manufacturing processes and inspection of facilities, and supporting information for each therapeutic indication to establish a product candidate’s safety and efficacy for each indication. Our drug candidate may prove to have undesirable or unintended side effects, toxicities, or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use with respect to one or all intended indications. Failure to obtain regulatory approval for leronlimab will prevent us from commercializing it as a prescription product, and our ability to generate revenue will be seriously impaired.

Disruptions at the FDA and other government agencies caused by funding shortages, Executive Orders, or global health concerns could hinder their ability to hire, retain, or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved, or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. President Trump has issued Executive Orders that could adversely affect the FDA’s ability to attract and retain qualified scientific reviewers, which could result in longer review times for our applications. Additionally, the Trump Administration is seeking to reduce research funding by the NIH for medical research. If the funding is reduced for studies related to the medical indications on which we are focused or on which researchers were or may have been considering applying for federal grants, our research and development initiatives could be delayed or otherwise affected.

We are dependent on the success of leronlimab. If we, either alone or with collaborators, are unable to complete the clinical development of, obtain and maintain marketing approval for, or successfully commercialize leronlimab, including with respect to adequate coverage and reimbursement, or if we continue to experience significant delays in doing so, our business will be harmed.

We currently have no products approved for sale and are investing a significant portion of our resources in the development of leronlimab for marketing approval in the United States and potentially other countries. Our prospects are substantially dependent on our ability to develop, obtain marketing approval for, and successfully commercialize leronlimab in the United States in one or more disease indications. The success of our Company will depend on a number of factors, including the following:

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a safety, tolerability, and efficacy profile for leronlimab that is satisfactory to the FDA and potential foreign regulatory authorities,
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timely receipt of marketing approvals for leronlimab from applicable regulatory authorities, including the FDA,
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the performance of third-party contractors that we engage to manage our clinical studies and the resulting data,
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obtaining and maintaining patent, trade secret protection, and regulatory exclusivity, both in the United States and internationally, including our ability to maintain our license agreement with AbbVie, as successor to Progenics,

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protection of our rights in our intellectual property portfolio, including our ability to maintain our license agreement with AbbVie,
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a continued acceptable safety profile for leronlimab following marketing approval, if any,
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commercial acceptance of leronlimab by patients, the medical community, and third-party payors, and
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our ability to position leronlimab to compete with other therapies.

Many of these factors are beyond our control. If we are unable to develop, receive marketing approval for, and successfully provide for commercialization of leronlimab on our own or through third parties, or if we continue to experience delays as a result of any of these factors or otherwise, our business will be substantially harmed.

Our competitors may develop drugs that are more effective, safer and less expensive than ours.

The biopharmaceutical industry is competitive, and our future success depends on our ability to demonstrate and maintain a competitive advantage with respect to the design, development, and commercialization of product candidates. For example, new or improved therapies in the oncology and immunology arenas are the subject of frequent announcements. If approved for marketing by the FDA, depending on the approved clinical indication, leronlimab may be competing with existing and future treatments. Our competitors may:

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develop drug candidates and market drugs that increase the levels of safety or efficacy that our product candidate will need to show to obtain regulatory approval,
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develop drug candidates and market drugs that are less expensive or more effective than ours,
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commercialize competing drugs before we or our partners can launch any products we are working to develop,
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hold or obtain proprietary rights that could prevent us from commercializing our products, and
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introduce therapies or market drugs that render our product candidate obsolete.

We expect to compete against large pharmaceutical and biotechnology companies and smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies, and other public and private research organizations. These competitors, in nearly all cases, operate research and development programs that have greater financial resources than we do. Our competitors also have significantly greater experience in:

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developing drug and other product candidates,
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undertaking pre-clinical testing and clinical trials,
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building relationships with key customers and opinion-leading physicians,
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obtaining and maintaining FDA and other regulatory approvals,
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formulating and manufacturing drugs,
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launching, marketing, and selling drugs, and
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providing management oversight for all of the above-listed operational functions.

If we fail to achieve superiority over other existing or newly developed treatments, we may be unable to obtain regulatory approval. If our competitors market drugs that are less expensive, safer, or more effective than our product candidate, or which gain or maintain greater market acceptance, we may not be able to compete effectively.

We may not be able to identify, negotiate, and maintain the strategic alliances necessary to develop and commercialize our products and technologies, and we will be dependent on our corporate partners if we do.

We may seek to enter into a strategic alliance with a pharmaceutical company for further development and approval of our product candidate in one or more indications. Strategic alliances could potentially provide us with additional funds, expertise, access, and other resources in exchange for exclusive or non-exclusive licenses or other rights to the technologies and products that we are currently developing or may explore in the future. We cannot give any assurance we will be able to enter into strategic relationships with a pharmaceutical company or other strategic partner in the near future or at all or maintain our current relationships. In addition, we cannot ensure that any agreements we may reach will achieve our goals or be on terms that prove to be economically beneficial to us. We anticipate that if we were to enter into strategic or contractual relationships, we may become dependent on the successful performance of our partners or counterparties. If they fail to perform as expected, such failure could adversely affect our financial condition, lead to increases in our capital needs, or hinder or delay our development efforts.

Known third-party patent rights could delay or otherwise adversely affect our planned development and sale of leronlimab. We have identified but not exhaustively analyzed other patents that could relate to our proposed products.

We are aware of patent rights held by a third party that may cover certain compositions within our leronlimab candidate. The patent holder has the right to prevent others from making, using, or selling a drug that incorporates the patented compositions, while the patent remains in force. While we believe that the third party’s patent rights will not affect our planned development, regulatory clearance, and eventual commercial production, marketing, and sale of leronlimab, there can be no assurance that this will be the case. We believe the relevant patent expires before we expect to commercially introduce leronlimab. In addition, the Hatch-Waxman exemption to U.S. patent law permits all uses of compounds in clinical trials and for other purposes reasonably related to obtaining the FDA clearance of drugs that will be sold only after patent expiration; we believe our use of leronlimab in those FDA-related activities would not infringe the patent holder’s rights. However, were the patent holder to assert its rights against us before expiration of the patent for activities unrelated to the FDA clearance, the development and ultimate sale of a leronlimab product could be significantly delayed, and we could incur expenses for defending a patent infringement suit and for damages that may relate to periods prior to the patent’s expiration. In connection with our acquisition of rights to leronlimab, our patent counsel conducted a freedom-to-operate search that identified other patents that could relate to our proposed leronlimab candidate. Based upon research and analysis to date, we believe leronlimab likely does not infringe those patent rights. If any of the holders of the identified patents were to assert patent rights against us, the development and sale of leronlimab could be delayed, we could be required to spend time and money defending patent litigation, and we could incur liability for infringement or be enjoined from producing our products if the patent holders prevailed in an infringement suit.

Risks Related to Our Dependence on Third Parties

We have a limited number of internal research and development personnel, making us dependent on consulting relationships and strategic alliances with industry partners.

We have few employees dedicated to quality control and CMC activities. We rely and intend to continue to rely on third parties to supplement many of these critical functions. If we commence additional clinical trials, we will contract with third-party, full-service CROs to manage our trials. As a result, we are likely to be dependent on consultants and strategic partners in our development activities, and it may be administratively challenging for us to monitor and coordinate these relationships. If we do not appropriately manage our relationships with third parties, we may not be able to successfully manage development, testing, and preparation of regulatory filings for our product or commercialize any approved product, which would have a material and adverse effect on our business, financial condition and stock price.

We may continue to rely on third parties, such as CROs and third-party manufacturers, to conduct clinical trials for our product candidate, leronlimab, and to produce our pre-clinical and clinical product candidate supplies. Such third parties are subject to significant regulation. A failure by such third parties to perform their obligations properly and successfully to us, or failure of manufacturers on which we rely to meet regulatory requirements, may result in our inability to obtain regulatory approvals for or commercialize our product candidate.

We are dependent on third parties for important aspects of our product development strategy. We do not have the required financial and human resources to independently conduct the pre-clinical and clinical development of our current product candidate. We also do not have the capability or resources to manufacture, store, market or sell our current product candidate. As a result, we contract with and rely on third parties to perform such essential functions. We compete with larger companies for the resources of these third parties. Although we plan to continue to rely on these third parties to conduct any future clinical trials and manufacturing, we are responsible for ensuring that each of our clinical trials is conducted in accordance with its general investigational plan and protocol and adheres to the FDA’s regulations regarding Good Laboratory Practice and that the manufacturing of our product complies with the FDA’s current good manufacturing practices (“cGMP”) enforced through its facilities inspection program. Moreover, we are required to comply with regulations and standards, including good clinical practices, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to assure that the data and results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. The third parties on whom we rely generally may terminate their engagements with us at any time. If these third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain, process, and analyze is compromised for any reason, or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, future clinical trials that we may undertake may experience delays or may fail to meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our pre-clinical development activities or clinical trials may be extended, delayed, suspended, or terminated. If any of these events occur, or if problems develop in our relationships with third parties, or if such parties fail to perform as expected, we may experience delays or lack of progress, significant cost increases, changes in our strategies, and even failure of our product initiatives, potentially resulting in our inability to obtain regulatory approval of our product candidate and harming our reputation.

Risks Related to Our Intellectual Property Rights

Our success depends upon our ability to obtain and maintain intellectual property protection relating to our product candidate and future product candidates.

Due to evolving legal standards relating to the patentability, validity, and enforceability of patents covering pharmaceutical inventions and the claim scope of patents, our ability to enforce our existing patents and to obtain and enforce patents that may issue from any pending or future patent applications is uncertain and involves complex legal, scientific, and factual questions. To date, no consistent policy has emerged regarding the breadth of claims allowed in biotechnology and pharmaceutical patents. We have pending patents for certain indications for our core product candidate and continue to seek patent coverage for various potential therapeutic applications for leronlimab. However, we cannot be sure that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents do issue, we cannot be sure that the claims of these patents will be held valid or enforceable by a court of law, will provide us with any significant protection against competing products, or will afford us a commercial advantage over competitive products. If one or more products resulting from our product candidate is approved for sale by the FDA and we do not have adequate intellectual property protection for those products, competitors could duplicate them for approval and sale in the United States without repeating the extensive testing required of us or our partners to obtain FDA approval, once our data exclusivity period has expired.

If we are sued for infringing on third-party intellectual property rights, it will be costly and time-consuming, and an unfavorable outcome would have a significant adverse effect on our business. We may also undertake infringement or other legal proceedings against third parties, causing us to spend resources on litigation and exposing our own intellectual property portfolio to challenge.

Our ability to commercialize our product candidate depends on our ability to use, manufacture, and sell that product without infringing on the patents or other proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the monoclonal antibody therapeutic area in which we are developing our product candidate and seeking new potential product candidates. There may be existing patents, unknown to us, on which our activities with our product candidate could infringe.

If a third party claims our actions, products or technologies infringe on its patents or other proprietary rights, we could face a number of issues that could harm our competitive position, including, but not limited to:

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infringement and other intellectual property claims that, even if meritless, can be costly and time-consuming, delay the regulatory approval process, and divert management’s attention from our core business operations,
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substantial damages for infringement if a court determines that our products or technologies infringe a third party’s patent or other proprietary rights,
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a court prohibiting us from selling or licensing our products or technologies unless the holder licenses the patent or other proprietary rights to us, which it is not required to do, and

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even if a license is available from a holder, we may have to pay substantial royalties or grant cross-licenses to our patents or other proprietary rights.

If any of these events occur, it could significantly harm our operations and financial condition and negatively affect our stock price. Additionally, although no third party asserted a claim of infringement against us, others may hold proprietary rights that could prevent our product candidate from being marketed. Any patent-related legal action against us claiming damages and seeking to enjoin commercial activities relating to our product candidate or our processes could subject us to potential liability for damages and require us to obtain a license to continue to manufacture or market leronlimab or any other product candidates. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Further, we cannot be sure that we could redesign leronlimab or any other product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing leronlimab or another product candidate, which could harm our business, financial condition, and operating results.

We may come to believe that third parties are infringing on our patents or other proprietary rights. To prevent infringement or unauthorized use, we may need to file infringement and/or misappropriation suits, which are extremely expensive and time-consuming and would distract management’s attention. Also, in an infringement or misappropriation proceeding, a court may decide that one or more of our patents is invalid, unenforceable, or both, in which case third parties may be able to use our technology without paying license fees or royalties. Even if the validity of our patents is upheld, a court may refuse to stop the other party from using the technology at issue on the ground that the other party’s activities are not covered by our patents.

We may become involved in disputes with our present or future contract partners over intellectual property ownership or other matters, which could have a significant adverse effect on our business.

Inventions discovered in the course of performance of contracts with third parties may become jointly owned by our strategic partners and us, in some cases, and the exclusive property of one of us, in other cases. Under some circumstances, it may be difficult to determine who owns a particular invention or whether it is jointly owned, and disputes could arise regarding ownership or use of those inventions. Other disputes may also arise relating to the performance or alleged breach of our agreements with third parties. Any disputes could be costly and time-consuming, and an unfavorable outcome could have a significant adverse effect on our business.

Risks Related to Ownership of Our Common Stock

Our common stock is classified as “penny stock” and trading of our shares may be restricted by the SEC’s penny stock regulations.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain brokers-dealers who engage in transactions involving a “penny stock.” The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the prospective investor with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the investor’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock that is not otherwise exempt, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our common stock.

The trading price of our common stock has been and could remain volatile, and the market price of our common stock may decrease.

The market price of our common stock has historically experienced and may continue to experience significant volatility. From May 1, 2025, through April 30, 2026, the market price of our common stock has fluctuated from a high of $0.45 per share to a low of $0.21 per share. The volatile nature of our common share price may cause investment losses for our stockholders. In addition, the market price of stock in small capitalization biotech companies is often driven by investor sentiment, expectation, and perception, all of which may be independent of fundamental, objective, and intrinsic valuation metrics or traditional financial performance metrics, thereby exacerbating volatility. In addition, our common stock is quoted on the OTCQB of the OTC Markets marketplace, which may increase price quotation volatility and could limit liquidity, all of which may adversely affect the market price of our shares.

Since our inception, we have been insolvent and have required debt and equity financing to maintain operations. We expect our debt service obligations and our need for additional funding to finance operations will cause additional dilution to our existing stockholders and could adversely affect the trading price of our common stock.

Since our inception, we have not achieved cash flows from revenues sufficient to cover basic operating costs. As a result, we have relied heavily on debt and equity financing. Equity financing, including securities convertible into equity, in particular has had a dilutive effect on our common stock, which has hampered our ability to attract reasonable financing terms.

The terms of our convertible note financings require us to make periodic debt repayments to reduce the outstanding balance of our debt. As a result, we likely will be required to use a significant portion of our available cash to satisfy our payment obligations, which will reduce the amount of capital available to finance our operations and other business activities. We expect to continue to seek to exchange all or part of our outstanding debt for shares of common stock. If the Company enters into any future exchange offers, they will likely be negotiated at a discount to the market price of our common stock and will cause additional dilution to our existing stockholders. If the convertible noteholders sell the common stock they receive in exchange for outstanding debt, this could result in downward pressure on our stock price. In addition, the exercise of our outstanding warrants and stock options for shares of our common stock, which we have encouraged from time to time through public or private warrant exchange offers, including in July 2024, will result in further dilution of our existing common stockholders.

Issuances of additional equity or convertible debt securities will continue to reduce the percentage ownership of our then-existing stockholders. We may also be required to grant potential investors new securities rights, preferences, or privileges senior to those possessed by our then-existing stockholders to induce them to invest in our company. The issuance of these senior securities may adversely affect the holders of our common stock as a result of preferential dividend and liquidation rights over the common stock and dilution of the voting power of the common stock.

As the result of these and other factors, the issuance of additional equity or convertible debt securities may have an adverse impact on the market price of our common stock. For the foreseeable future, we will be required to continue to rely on debt and equity financing to maintain our operations.

Our certificate of incorporation permits our Board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our Board has the authority to fix and determine the relative rights and preferences of preferred stock. Currently, our Board has the authority to designate and issue approximately 4.9 million additional shares of our preferred stock without further stockholder approval. As a result, our Board could authorize the issuance of another series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock, and the right to redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our Board could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

Anti-takeover provisions of our certificate of incorporation, our bylaws, and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult, and may prevent attempts by our stockholders to replace or remove the current members of our Board and management.

Certain provisions of our amended and restated certificate of incorporation and bylaws could discourage, delay, or prevent a merger, acquisition, or other change of control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for shares of common stock. Furthermore, these provisions could frustrate attempts by our stockholders to replace or remove members of our Board. These provisions also could limit the price that investors might be willing to pay in the future for our common stock, thereby depressing the market price of our common stock. Stockholders who wish to participate in these transactions may not have the opportunity to do so. Among other things, these provisions:

•
allow us to designate and issue shares of preferred stock, without stockholder approval, which could adversely affect the rights, preferences, and privileges of the holders of our common stock and could make it more difficult or less economically beneficial to acquire or seek to acquire us,
•
provide that special meetings of stockholders may be called only by the Board acting pursuant to a resolution approved by the affirmative majority of the entire Board, and
•
do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the composition of our Board.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which may, unless certain criteria are met, prohibit large stockholders, particularly those owning 15% or more of our voting stock, from merging or combining with us for a prescribed period.

We do not expect to pay cash dividends on our common shares in the foreseeable future.

We have never declared or paid a cash dividend on our common shares, and we do not anticipate declaring or paying dividends on our common shares for the foreseeable future. We expect to use future financing proceeds and earnings, if any, to fund operating expenses. Consequently, common stockholders’ only opportunity to achieve a return on their investment is if the price of our stock appreciates and they sell their shares at a profit. We cannot assure common stockholders of a positive return on their investment when they sell their shares or that stockholders will not lose the entire amount of their investment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. A portion of the shares of common stock covered by this prospectus are issuable upon exercise of warrants issued to the selling stockholders. The exercise price of such warrants ranges from $0.2153 to $0.26 per share. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including stock splits or dividends, mergers, reclassifications, or similar events. Upon any exercise of warrants for cash, the selling stockholders will pay us the exercise price. The warrants issued to our placement agent include a cashless exercise feature, while all other warrants do not. To the extent we receive proceeds from the cash exercise of outstanding warrants, we intend to use the proceeds for working capital and other general corporate purposes. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus. All selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution” below.

MARKET FOR OUR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our common stock is quoted on the OTCQB of the OTC Markets marketplace under the trading symbol CYDY. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. Historically, trading in our stock has been volatile and the trades that occurred cannot be characterized as those in a more established public trading market. As a result, the trading prices of our common stock may not reflect the price that would result if our stock were traded on a more mature market.

Holders

The number of record holders of our common stock on May 15, 2026, was approximately 1,000.

Dividends

Holders of our common stock are entitled to receive dividends if declared by our Board. While we have no contractual restrictions or restrictions in our governing documents on our ability to pay dividends, other than the preferential rights provided to the holders of our outstanding preferred stock, we have never paid cash dividends to holders of common stock and do not anticipate paying any in the foreseeable future as we retain earnings, if any, for use in our operations.

Also, under Section 170 of the DGCL, we are permitted to pay dividends only out of capital surplus or, if none, out of net profits for the fiscal year in which the dividend is declared or net profits from the preceding fiscal year. As of February 28, 2026, the Company had an accumulated deficit of approximately $920.6 million and had net loss in each fiscal year since inception, and therefore is prohibited from paying any dividends, whether in cash, other property, or shares of capital stock.

Refer to Note 4, Convertible Instruments and Accrued Interest in the audited financial statements for the year ended May 31, 2025, included in this prospectus for additional information.

OUR BUSINESS

Corporate History/Business Overview

CytoDyn Inc. (together with its wholly owned subsidiary, the “Company”) was originally incorporated under the laws of Colorado on May 2, 2002, under the name RexRay Corporation and, effective August 27, 2015, reincorporated under the laws of Delaware. The Company is a clinical-stage biotechnology company focused on the clinical development of innovative treatments for multiple therapeutic indications based on its product candidate, leronlimab (also referred to as PRO 140), a novel humanized monoclonal antibody targeting the C-C chemokine receptor type 5 (“CCR5”). The pre-clinical and early clinical development of PRO 140 was led by Progenics through 2011. The Company acquired the asset from Progenics in October 2012. In November 2018, the United States Adopted Names Council adopted “leronlimab” as the official nonproprietary name for PRO 140.

The consolidated financial statements included in this prospectus include the accounts of CytoDyn Inc. and its wholly owned subsidiary CytoDyn Operations Inc.

Business Overview

The Company is a clinical stage biotechnology company focused on the clinical development and potential commercialization of its product candidate, leronlimab, which is being studied for its potential in solid-tumor oncology.

Our current business strategy is to continue to pursue the clinical development of leronlimab, which may include the following:

1.
Continue the Phase 2 trial of leronlimab in patients with relapsed/refractory micro-satellite stable colorectal cancer;
2.
Conduct additional studies exploring leronlimab and its therapeutic potential in other solid-tumor oncology indications, including but not limited to metastatic triple-negative breast cancer; and
3.
Continue our work researching and developing a new or modified long-acting version of leronlimab.

We may need significant additional funding to execute the above business strategy in full, which may include conducting a variety of additional pre-clinical studies and clinical trials, in furtherance of our efforts to obtain FDA approval to commercialize leronlimab. In addition to traditional fundraising, the Company will pursue non-dilutive financing opportunities, such as license agreements and co-development or strategic partnerships, to help implement its strategy.

Recent Corporate Developments

On May 2, 2025, the Company entered into an employment agreement with Robert E. Hoffman under which he began serving as the Company’s Chief Financial Officer effective as of May 15, 2025, as well as the Company’s principal financial officer and principal accounting officer. Mr. Hoffman assumed the role from Mitchell Cohen, who served as the Company’s Interim Chief Financial Officer from February 1, 2024, until May 15, 2025.

Based on information provided by Marcum LLP (“Marcum”), the Company’s then current independent registered public accounting firm, to the Company, the attest business of Marcum was acquired by CBIZ CPAs P.C. (“CBIZ”) on November 1, 2024, and substantially all the partners and staff of Marcum that provided attestation services joined CBIZ as of that date. Marcum continued to serve as the Company’s independent registered public accounting firm until May 14, 2025, when Marcum notified the Company by letter that Marcum was resigning as the Company’s independent registered public accounting firm as of that date. Also on May 14, 2025, with the approval of the Audit Committee of the Company’s Board of Directors, CBIZ was engaged as the Company’s independent registered public accounting firm for its fiscal year ended May 31, 2025.

In September 2025, the Securities and Exchange Commission (“SEC”) and Department of Justice (“DOJ”) informed the Company that their respective investigations were effectively closed, and that nothing further was required of the Company.

On November 21, 2025, at the Company’s annual meeting, our stockholders voted in favor of an amendment to the Company’s Certificate of Incorporation to provide for an increase in the total number of shares of common stock authorized for issuance from 1,750,000,000 shares to 2,250,000,000 shares. Additionally, stockholders voted in favor of the reelection of existing directors, on an advisory basis in favor of CBIZ CPAs P.C. as the Company’s independent registered public accounting firm for the fiscal year ending May 31, 2026, on an advisory basis in favor of named executive officer compensation, and on an advisory basis in favor of holding an advisory vote on executive compensation every year.

On November 23, 2025, the Company reached an agreement in principle to settle the securities class action pending in the United States District Court for the Western District of Washington (the “Court”), Courter et al. v. CytoDyn Inc. et al, Case No. C21-5190 BHS (the “Securities Class Action”). The agreement in principle provides for a payment by the Company to the class of $500,000 in cash and the issuance of 49 million shares of common stock of the Company in exchange for the dismissal and release of all claims against all defendants in the Securities Class Action. The agreement is subject to final documentation, court approval, and other conditions. There can be no assurances as to the ultimate outcome of the class action, including that the final settlement agreement will be executed, that the settlement agreement, if executed, will include the terms and conditions currently anticipated by the Company, that such agreement will be approved by the Court, or that any revised settlement terms, if applicable, will be finalized by the parties and approved by the Court. A final, non-appealable closure of the litigation could take several months. The agreement in principle does not constitute an admission by the Company of any fault or liability and the Company does not admit fault or liability. If the settlement cannot be finalized by the parties or is not approved by the Court, the Company will defend the class action vigorously and believes there are meritorious defenses and legal standards that must be met for, among other things, success by the plaintiffs on the merits. If the parties are unable to finalize the settlement, the class action could have a material adverse effect on the Company’s financial condition, results of operations, and cash flows.

Background: Leronlimab and Cancer

The CCR5 receptor is a protein located on the surface of various cells, including white blood cells and cancer cells. On white blood cells, it serves as a receptor for chemical attractants known as chemokines. Chemokines are key orchestrators of cell trafficking by directing immune cells to sites of inflammation. Chemokines are released at the site of an inflammatory reaction. These chemokines bind to the CCR5 receptor and facilitate the migration of T-cells to these sites, promoting further inflammation. Leronlimab is a humanized monoclonal antibody that binds to human CCR5 receptors with a unique mechanism of action. Preclinical research has shown that leronlimab blocks calcium channel signaling of the CCR5 receptor when present on the surface of cancer cells. It is believed that calcium channel signaling through the CCR5 receptor is a crucial component leading to the metastatic spread of cancer.

Among other potential benefits, leronlimab’s mechanism of action has the potential to modulate the movement of T-cells to inflammatory sites, which could be beneficial by diminishing overactive inflammatory responses. Leronlimab is a unique monoclonal antibody that binds to the second extracellular loop and N-terminus of the CCR5 receptor, and, due to its selectivity and target-specificity, does not appear to activate the immune function of the CCR5 receptor through agonist activity. This apparent target specificity differentiates leronlimab from other CCR5 antagonists. Leronlimab is a competitive rather than allosteric inhibitor of the CCR5 receptor.

Research indicates that the CCR5 receptor works as a potential “GPS” system for cancer cells that promotes the spread of metastatic disease. Pre-clinical studies have shown that leronlimab blocks the calcium channel signaling of the CCR5 receptor and has the potential to disable this GPS system. CCR5 inhibition may disrupt signaling and ultimately diminish the spread of CCR5+ Circulating Tumor Cells (“CTCs”). Most current therapies are directed to the primary tumor rather than the tumor microenvironment, and/or the spread of cancer in the bloodstream. However, it is metastatic disease and not the primary tumor itself that is the cause of death in most cancer patients.

Research has shown that CCR5 expression is increased in a variety of solid tumors including breast, colon, prostate, and pancreatic cancer, among others. Increased CCR5 expression has also been identified as an indicator of increased risk of progression in several cancers. Research has hypothesized that CCR5 may play a variety of roles in the progression of cancer. As already indicated, the CCR5 receptor on cancer cells appears to play a role in the migration and invasion of cancer cells into the bloodstream, which may lead to metastasis. Second, blocking the CCR5 receptor on immunosuppressive immune cells known as Regulatory T cells (Tregs) and Myeloid-derived suppressor cells (MDSCs) could unleash anti-tumor fighting immune cells into the tumor microenvironment. A third observation is that blocking the interaction of CCR5 with a chemokine known as RANTES (also known as CCL5) has a potentially synergistic effect with chemotherapy in causing DNA damage and promoting the death of cancer cells. Fourth, animal studies revealed a significant decrease in angiogenesis or new blood vessel formation following CCR5 inhibition with the administration of leronlimab. Such new blood vessel formation is critically important for the growth of tumors. And lastly, it is hypothesized that leronlimab exerts an effect on tissue macrophages in the tumor microenvironment to repolarize these cells into anti-tumor fighting cells.

Leronlimab and Colorectal Cancer (“CRC”)

In August 2024, the Company completed a meeting with the U.S. Food and Drug Administration (FDA) to gain alignment on the rationale and proposed dosing for a Phase 2 study investigating the preliminary safety and activity of leronlimab in combination with trifluridine plus tipiracil (TAS-102) and bevacizumab in participants with CCR5+, microsatellite stable (“MSS”), relapsed or refractory metastatic colorectal cancer (mCRC).

In October 2024, the Company engaged Syneos Health as the contract research organization (“CRO”) for its Phase 2 trial of leronlimab in patients with relapsed/refractory MSS mCRC. Syneos Health is a leading fully integrated biopharmaceutical solutions organization that supports customers in accelerating the delivery of life-saving therapies to market. Syneos Health leverages advanced data analytics and AI/ML capabilities to improve outcomes at every stage of the asset lifecycle, from clinical development to commercialization.

In November 2024, the Company received clearance from the U.S. Food and Drug Administration (“FDA”) to commence its Phase 2 CRC trial. This milestone reflected the continued improvement in the Company’s relationship with the FDA.

In December 2024, the Company announced that Dr. Ben Weinberg from Georgetown University and the MedStar Health Alliance had agreed to be the lead Principal Investigator for the CRC study. As requested by FDA, the first five patients enrolled in this study will receive 350 mg of leronlimab SQ once/week in combination with TAS-102 and Bevacizumab. After a preliminary safety review, subsequent patients will then be randomized to 350 or 700 mg of weekly leronlimab with the same background regimen. The Data and Safety Monitoring Board (DSMB) will perform a second safety review after the first 20 patients have completed at least 1 cycle of therapy. The DSMB could then recommend restricting further enrollment to a single dose level, should they identify a signal of superior activity in either one of the treatment arms.

In June 2025, the first patient was dosed in the Company’s Phase 2 trial evaluating the efficacy of leronlimab in patients with relapsed/refractory MSS mCRC, and that patient enrollment and initiating additional clinical sites was underway through Syneos Health.

In July 2025, the Company announced encouraging historical clinical findings among patients with advanced mCRC, previously treated with leronlimab. The results indicated that three of five patients treated with leronlimab had at least a partial response, as measured by radiologic criteria, including one patient with a complete response who remains alive five years later. These final results, from patients treated under a prior compassionate use protocol, reiterate a favorable safety profile of leronlimab as well as its potential for clinical benefit in patients with mCRC. The results also support the rationale for the design and therapeutic potential of the Phase 2 CRC trial.

In April 2026, the Company announced that it had completed enrollment in its Phase 2 CRC trial, concluding with just over 60 patients participating across several clinical sites located across the United States.

Leronlimab and Metastatic Triple-Negative Breast Cancer (“mTNBC”)

In November 2018, the Company received FDA approval of its Investigational New Drug (“IND”) submission and subsequently initiated a Phase 1b/2 clinical trial for mTNBC. In May 2019, the FDA granted Fast Track designation for leronlimab for use in combination with carboplatin to treat patients with CCR5+ positive mTNBC. The first patient in the trial was treated in September 2019. This Phase 1b/2 trial evaluated the feasibility of leronlimab in combination with carboplatin in patients with CCR5+ mTNBC. This trial eventually advanced from Phase 1b/2 to Phase 2. The Phase 2 trial was a single arm study to test the hypothesis that the combination of intravenous carboplatin and maximum tolerated dose of subcutaneous leronlimab will increase progression free survival. This study also evaluated the change in Circulating Tumor Cells as a potential prognostic marker for clinical efficacy. Leronlimab, in combination with carboplatin was well-tolerated at all three dose levels of 350mg, 525mg, and 700mg.

A compassionate use study was also commenced in 2019. This was a single-arm study of leronlimab combined with a treatment of Physician’s Choice (“TPC”) in patients with metastatic/locally advanced CCR5+ mTNBC. Leronlimab was administered subcutaneously as a weekly dose of 350 mg until disease progression or intolerable toxicity. Based on the Company’s prior success in the Phase 1b/2 mTNBC trial with 350 mg dose, the Company was eventually able to transition the compassionate use patients to 525 mg dose. In this study, patients were evaluated for tumor response approximately every three months or according to the institution’s standard practice by CT, PET/CT or MRI with contrast (per treating investigator’s discretion) using the same method as at baseline.

During this same time period, the Company also conducted a compassionate use study in patients with a variety of CCR5+ solid tumors in a Phase 2 Basket Study. This was a single arm study of leronlimab in patients with CCR5+ locally advanced or metastatic solid tumors. Leronlimab was administered subcutaneously as a weekly dose of 350 mg and 525 mg until disease progression or intolerable toxicity. Subjects participating in this study were also allowed to receive/continue standard-of-care chemotherapy or radiotherapy. In this study, patients were evaluated for tumor response approximately every three months or according to the institution’s standard practice by CT, PET/CT or MRI with contrast using the same method as at baseline. Data analysis on the above studies was delayed due to the Company’s subsequent dispute with its former CRO. Following the resolution of the Company’s dispute with its former CRO in 2024, the Company was able to obtain and analyze the underlying data and follow-up records as to patients treated with leronlimab in the above studies.

In February and March 2025, the Company announced encouraging survival outcomes among a group of patients with mTNBC treated with leronlimab in the aforementioned 2019 trial(s). Although mTNBC patients typically have a poor prognosis, observed survival rates at 12, 24, 36, and 48 months after treatment with leronlimab compare favorably with reported life expectancy after treatment with currently approved therapies. In addition, the Company confirmed that a small group of patients who failed treatment after developing metastatic disease survived more than 48 months after receiving leronlimab, are alive today, and currently identify as having no evidence of ongoing disease.

In May 2025, the Company announced new data suggesting a novel mechanism of action of leronlimab for the treatment of solid tumors. The Company analyzed data from its prior clinical trials of patients with mTNBC and found that leronlimab treatment correlated with increased expression of an immune cell protein or “checkpoint inhibitor” known as programmed death-ligand 1 (“PD-L1”) on patient’s circulating tumor cells (“CTCs”). The results indicated that 15 of 17 (88%) of patients who received a weekly dose of 525 mg or higher experienced a significant increase in PD-L1 expression on their CTCs over a 30-to-90-day period after starting leronlimab. Increasing expression of PD-L1 can be likened to turning “cold” tumors “hot”, elevating PD-L1 levels to the level necessary for patients to potentially derive benefit from further treatment with a class of drugs known as immune checkpoint inhibitors (“ICIs”). The Company also confirmed that all five patients (100%) who demonstrated a significant increase in PD-L1 expression after receiving leronlimab and received treatment with any ICI remain alive today.

The Company is currently in the process of resuming its clinical development in mTNBC, with the intention to prospectively confirm the retrospective observations in mTNBC outlined above. In early 2025, the Company announced several preclinical studies in TNBC intended to identify treatment strategies to optimize the design of a future Phase 2 study, and to further examine the apparent mechanism behind the observed increase in survival as compared to existing treatment paths. In the interim, ongoing discussions with KOLs are being conducted towards initiating a study in patients with mTNBC on an abbreviated timeline.

Leronlimab and Glioblastoma Multiforme (“GBM”)

In December 2023, the Company entered into a partnership with Albert Einstein College of Medicine and Montefiore Medical Center, located in New York. The Company provided leronlimab to support two pre-clinical studies evaluating the efficacy of leronlimab independently and in combination with temozolomide in treating glioblastoma multiforme, also known as grade IV astrocytoma (“GBM”) in infected humanized mice. The study evaluated three groups of humanized mice: one control group, one group that will receive only leronlimab, and another group that will receive a combination of leronlimab and temozolomide. The primary objective of this study was to evaluate the effect of leronlimab on the primary tumor growth and occurrence of metastases on CCR5+ and CCR5- cells in humanized mice. Unfortunately, the unexpectedly aggressive behavior of the Glioblastoma cell lines used for these studies rendered interpretation of these preclinical results difficult. Currently, the Company is pursuing follow-up murine studies, as well as an investigator-initiated pilot study in a group of patients with recurrent GBM.

Pre-Clinical Development of Long-Acting CCR5 Antagonist

The Company has an active and ongoing joint development agreement with a third-party company with generative AI drug discovery and development tools in an effort to develop one or more longer-acting molecules. The Company believes this collaboration will result in the expedited development of a modified, longer-acting therapeutic, and could lead to greater acceptance by patients due to the requirement for less frequent injections. The services provided by the third party may yield extended intellectual property protection, thereby increasing the value of the Company’s patent portfolio. If successful, such a modified therapeutic would require less frequent injections for patients on drug, furthering the convenience and overall marketability of the product. Working with a company with established AI-capabilities allows for a robust development path for this modified, longer-acting therapeutic for the Company. This joint development initiative remains in progress at this time and the Company will provide further updates when appropriate.

Patents, Proprietary Technology and Data Exclusivity

Protection of the Company’s intellectual property rights is important to our business. We may file patent applications in the U.S., Canada, China, Japan, European countries that are party to the European Patent Convention, and other countries on a selective basis, to protect inventions we consider to be important to the development of our business.

Generally, patents issued in the U.S. are effective for 20 years from the earliest asserted filing date. A U.S. patent, to be selected by us upon receipt of FDA regulatory approval, may be subject to up to a five-year patent term extension in certain instances. While the duration of foreign patents varies in accordance with the provisions of applicable local law, most countries provide for a patent term of 20 years measured from the application filing date and some may also allow for patent term extension to compensate for regulatory approval delay.

We pursue opportunities for seeking new meaningful patent protection on an ongoing basis. Absent patent protection, others may attempt to make and use the leronlimab antibody for uses not covered by later patent filings, such as attempts to produce and sell the leronlimab antibody as a research reagent and/or as a component for use in diagnostics. However, the formulation composition patent protection remains viable, and third parties face additional regulatory hurdles together with the Company’s various method patents with respect to any contemplated attempts to commercialize leronlimab for therapeutic indications. We currently anticipate, absent patent term extension, that patent protection relating to the leronlimab antibody itself started to expire in 2023, the leronlimab concentrated protein formulation will start to expire in 2031, certain methods of using leronlimab for treatment of HIV will start to expire on or before 2035, certain methods of using leronlimab for treatment of COVID-19 will start to expire in 2040, certain methods of using leronlimab for treatment of MASH if granted will start to expire in 2043, and certain newly developed methods of using leronlimab for cancer indications if granted will start to expire in 2046.

Patents do not enable us to preclude competitors from commercializing drugs in direct competition with our products that are not covered by granted and enforceable patent claims. Consequently, patents may not provide us with any meaningful competitive advantage. Refer to “Risk Factors” beginning on page 9 of this prospectus for the related risks. We may also rely on data exclusivity, trade secrets, and proprietary know-how to develop and attempt to achieve a competitive position with our product candidates. We require our employees, consultants, and partners who have access to our proprietary information to sign confidentiality agreements to protect our intellectual property.

Separate from and in addition to the patent rights noted above, we expect that leronlimab will be subject to market and data exclusivity period, during which period no other applications referencing leronlimab will be approved by FDA. Accordingly, this period of regulatory exclusivity is expected to provide a term of protection against competing products shown to be biosimilar or interchangeable with leronlimab. Similar data exclusivity or data protection periods may be provided in other countries. We note that data exclusivity is not an extension of patent rights, and it does not prevent the introduction of generic versions of the innovative drug during the data exclusivity period, as long as the marketing approval of the generic version does not use or rely upon the innovator’s test data.

Patents and data exclusivity are different concepts, protect different subject matter, arise from different efforts, and have different legal effects over different time periods. Information with respect to our current patent portfolio as of April 15, 2026 is as follows:

				Number of Patent
	Number of Patents			Applications
	U.S.	International	Expiration Dates(1)	U.S.	International
Leronlimab (PRO 140) product candidate(2)	2	13	2032	—	1
Methods of treatment by indication (e.g., HIV-1; COVID-19; GvHD)(2)	—	—		2	1
Methods of treatment – Cancer, MASH (formerly, NASH)	—	1	2040	9	21

(1) Patent term extensions and pending patent applications may extend periods of patent protection.

(2) Leronlimab (PRO 140) patents and applications relate to the antibody and formulations.

Research, development and commercialization of a biopharmaceutical product often requires choosing between alternative development and optimization routes at various stages in the development process. Preferred routes depend upon availability of financial resources and may also be affected by subsequent discoveries, test results and other factors, and therefore cannot be identified with certainty. There are numerous third-party patents in fields in which we work, and we may need to obtain licenses under patents of others to pursue a preferred development route of one or more of our product candidates. The need to obtain a license would decrease the ultimate value and profitability of an affected product. If we cannot negotiate such a license, we might have to pursue a less desirable development route or terminate the program altogether.

Government Regulation

The research, development, testing, manufacture, quality control, packaging, labeling, storage, record-keeping, distribution, import, export, promotion, advertising, marketing, sale, and reimbursement of pharmaceutical products is extensively regulated by governmental authorities in the United States and other countries. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with compliance with applicable statutes and regulations and other requirements, both pre-approval and post-approval, require the expenditure of substantial time and financial resources. The regulatory requirements applicable to product development, approval, and marketing are subject to change, and regulations and administrative guidance often are revised or reinterpreted by the agencies in ways that may have a significant impact on our business.

Licensure and Regulation of Biological Products in the United States

In the United States, the FDA regulates human drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and in the case of biological products, also under the Public Health Service Act, or the PHSA, and their implementing regulations. The failure to comply with the applicable U.S. requirements may result in FDA refusal to approve any pending applications or delays in development and may subject an applicant to administrative or judicial sanctions, such as issuance of warning letters, or the imposition of fines, civil penalties, product recalls, product seizures, total or partial suspension of production or distribution, and injunctions and/or civil or criminal prosecution brought by the FDA and the U.S. Department of Justice or other governmental entities.

The FDA must approve product candidates for therapeutic indications before they may be marketed in the United States. For biological products, such as our product candidate, leronlimab, the FDA must approve a BLA. An applicant seeking approval to market and distribute a new biologic in the United States generally must satisfactorily complete each of the following steps:

•
completion of pre-clinical laboratory tests, animal studies, and formulation studies according to good laboratory practices, or GLP, regulations, or other applicable regulations;
•
submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated when certain changes are made;
•
approval by an independent institutional review board (“IRB”), or ethics committee representing each clinical trial site before each clinical trial may be initiated;
•
performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practices, or GCPs, and other clinical-trial related regulations to evaluate the safety and efficacy of the investigational product for each proposed indication;
•
preparation and submission to the FDA of a BLA requesting marketing approval for one or more proposed indications, including payment of application user fees;
•
review of the BLA by an FDA advisory committee, where applicable;
•
satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the biologic is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•
satisfactory completion of any FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data submitted in support of the BLA; and
•
FDA review and approval of the BLA, which may be subject to additional post-approval requirements, including the potential requirement to implement a REMS, and any post-approval studies required by the FDA.

Pre-clinical Studies

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters the pre-clinical testing stage. Pre-clinical tests include laboratory evaluations of product chemistry, formulation, and stability, as well as other studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the pre-clinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND. Some long-term pre-clinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

The IND and IRB Processes

An IND is an exemption from the premarket approval requirements of the FDCA allowing an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial. An IND must be in effect prior to interstate shipment and administration of any product candidate that is not the subject of an approved NDA or BLA. When submitting an IND to the FDA, applicants must submit a protocol for each planned clinical trial, and any subsequent protocol amendments must be submitted to the FDA as part of the IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

At any time after the IND goes into effect, the FDA may also place a clinical hold or partial clinical hold on the IND or on any clinical trial that has commenced under the IND. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a partial clinical hold might state that a specific protocol or part of a protocol may not proceed, while other parts of a protocol or other protocols may do so. No more than 30 days after the imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor with a written explanation of the basis for the hold. Following the issuance of a clinical hold or partial clinical hold, a clinical investigation may only resume once the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed or recommence.

For each foreign clinical study, a sponsor may choose, but is not required, to conduct it under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived by the FDA. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA to use the study as support for an IND or application for marketing approval. Specifically, the studies must be conducted in accordance with GCP, including undergoing review and receiving approval by an independent ethics committee, or IEC, and seeking and receiving informed consent from subjects. The GCP requirements in the final rule encompass both ethical and data integrity standards for clinical studies. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data.

In addition to the foregoing IND requirements, an IRB must review and approve the plan for any clinical trial before it commences at each institution participating in the clinical trial, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB, which must operate in compliance with FDA regulations, must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board, or DSMB. This group provides authorization as to whether a trial may move forward at designated checkpoints based on review of available data from the study, to which only the DSMB maintains access. Suspension or termination of development during any phase of a clinical trial can occur if the DSMB determines that the participants or patients are being exposed to an unacceptable health risk. A sponsor may suspend or terminate development for other reasons, including evolving business objectives and/or a competitive climate.

Expanded Access

Expanded access, sometimes called “compassionate use,” is the use of investigational new drug products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational drugs for patients who may benefit from investigational therapies. FDA regulations allow access to investigational drugs under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the drug under a treatment protocol or Treatment IND Application. FDA’s regulations also provide for emergency procedures if there is a situation that requires the patient to be treated before a written submission can be made.

When considering an IND application for expanded access to an investigational product with the purpose of treating a patient or a group of patients, the sponsor and treating physicians or investigators will determine suitability when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational drug for the requested treatment will not interfere with the initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product.

There is no obligation for a sponsor to make its drug products available for expanded access; however, as required by the 21st Century Cures Act, or Cures Act, passed in 2016, a sponsor must make its policy regarding how it evaluates and responds to expanded access requests public and readily available. Sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 study; or 15 days after the investigational drug or biologic receives designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a manufacturer to make its products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Human Clinical Trials in Support of an NDA or BLA

Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with GCP requirements which include, among other things, the requirement that all research subjects provide their informed consent in writing before they participate in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may also be required after approval. As described in FDA’s regulations at 21 CFR 312.21, the three phases are as follows:

Phase 1 includes the initial introduction of an investigational new drug into humans. Phase 1 studies are typically closely monitored and may be conducted in patients or normal volunteer subjects. These studies are designed to determine the metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. The total number of subjects and patients included in Phase 1 studies varies with the drug but is generally in the range of 20 to 80. Phase 1 studies also include studies of drug metabolism, structure-activity relationships, and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes.

Phase 2 includes the controlled clinical studies conducted to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well controlled, closely monitored, and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.

Phase 3 studies are expanded controlled and uncontrolled trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase 3 studies usually include from several hundred to several thousand subjects.

In some cases, the FDA may approve an NDA or BLA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These trials are used to gain additional experience from the treatment of a larger number of patients in the intended treatment group and to further verify and describe clinical benefit in the case of products approved under FDA’s accelerated approval regulations. Failure to exhibit due diligence regarding conducting Phase 4 clinical trials could result in withdrawal of FDA approval for products.

Progress reports detailing the results of clinical trials must be submitted annually to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the occurrence of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Expedited reporting is required for unexpected fatal or life-threatening suspected adverse reactions. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Expedited Programs for Serious Conditions

The FDA is authorized to expedite the development and review of new therapeutic products to address unmet need in the treatment of a serious or life-threatening condition. A product development program may qualify for one or more of FDA’s expedited programs for serious conditions: fast track designation, breakthrough therapy designation, accelerated approval, and priority review designation.

Any product candidate submitted to the FDA for marketing, including under a Fast Track program, may be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough therapy designation, priority review, and accelerated approval.

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Fast Track Designation. The sponsor of a product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the filing of the IND. Candidate products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track application before the application is complete, a process known as rolling review.
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Breakthrough therapy designation. To qualify for the breakthrough therapy designation, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. Features of breakthrough therapy designation include intensive guidance on an efficient development program, intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review, and rolling review.
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Priority review. A product candidate is eligible for priority review if it treats a serious condition and, if approved, it would be a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention compared to marketed products. In addition, specific statutory provisions provide for priority review for various types of applications. FDA aims to complete its review of priority review applications within six months as opposed to 10 months for standard review.

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Accelerated approval. FDA may grant accelerated approval to a product that treats a serious condition, generally provides a meaningful advantage over available therapies, and has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on an intermediate clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product candidate receiving accelerated approval perform adequate and well controlled post-marketing clinical trials. In addition, the FDA currently requires, as a condition for accelerated approval, pre-submission of promotional materials.

None of these expedited programs change the standards for approval but they may help expedite the development or approval process of product candidates.

Emergency Use Authorizations

The FDA has the authority to permit the use of unapproved medical products following a determination of a public health emergency (“PHE”) by the Secretary of Health and Human Services (the “Secretary”) and a declaration by the Secretary that circumstances exist justifying the authorization of emergency use of types of medical products to respond to the PHE. Once the Secretary has made the requisite determination and declaration, the FDA may issue Emergency Use Authorizations, or EUAs, for specific unapproved medical products if the following statutory criteria have been met: (1) the pathogen that is the subject of the PHE can cause a serious or life-threatening condition; (2) based on the totality of the scientific evidence available, it is reasonable to believe that (i) the product may be effective in preventing or treating such condition, and (ii) the known and potential benefits of the product outweigh the known and potential risks; and (3) there is no adequate, approved, and available alternative to the product.

If an EUA is granted, it generally will remain in effect until the Secretary’s declaration that circumstances exist justifying the authorization of emergency use of the type of products at issue or the product is approved under one of FDA’s traditional approval pathways. The EUA also may be revoked or revised for other reasons, including a finding that the criteria for its issuance are no longer met or other circumstances make a revision or revocation appropriate to protect public health or safety.

Review and Approval of BLAs

Assuming successful completion of the required clinical testing, the results of the pre-clinical studies and clinical trials, along with information relating to the product’s chemistry, manufacturing, and controls and proposed labeling, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, potency, and purity of the investigational product to the satisfaction of the FDA. The fee required for the submission of an NDA or BLA under the Prescription Drug User Fee Act, or PDUFA, is substantial (for example, for FY2024 the application fee is approximately $4.0 million), and the sponsor of an approved BLA is also subject to an annual program fee, approximately $0.4 million per program. These fees are typically adjusted annually, but exemptions and waivers may be available under certain circumstances.

The FDA conducts a preliminary review of all BLAs within 60 days of receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether an application is sufficiently complete to permit substantive review. If the FDA determines that a BLA does not satisfy this standard, it will issue a Refuse to File, or RTF, determination to the applicant. Typically, an RTF for a BLA will be based on administrative incompleteness, such as clear omission of information or sections of required information; scientific incompleteness, such as omission of critical data, information, or analyses needed to evaluate safety, purity, and potency or provide adequate directions for use; or inadequate content, presentation, or organization of information such that substantive and meaningful review is precluded. The FDA may request additional information rather than accept a BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

After the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. Under the goals and policies agreed to by the FDA under PDUFA, the FDA aims to review and act on 90 percent of standard submissions within ten months of the filing date and 90 percent of priority review submissions within six months of the filing date. The review process may be extended by the FDA for three additional months to consider new information or, in the case of a clarification provided by the applicant, to address an outstanding deficiency identified by the FDA following the original submission. Despite these review goals, it is not uncommon for FDA review of a BLA to extend beyond the PDUFA goal date.

Before approving a BLA, the FDA will typically conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether the manufacturing processes and facilities comply with GMPs. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may inspect the sponsor and one or more clinical trial sites to assure compliance with GCP requirements and the integrity of the clinical data submitted to the FDA.

Additionally, the FDA may refer a BLA, including applications for novel product candidates which present difficult questions of safety or efficacy, to an advisory committee for review, evaluation, and recommendation as to whether the application should be approved and under what conditions. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts. The FDA is not bound by the recommendation of an advisory committee, but it considers such recommendations when making final decisions on approval. The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, if it determines that a REMS is necessary to ensure that the benefits of the product outweigh its risks and to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS and the FDA will not approve the BLA without a REMS.

The FDA reviews a BLA to determine, among other things, whether the product is safe, pure, and potent and whether the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity, and potency. The approval process is lengthy and often difficult, and the FDA may refuse to approve a BLA if the applicable regulatory criteria are not satisfied or may require additional clinical or other data and information. After evaluating the application and all related information, including the advisory committee recommendations, if any, and inspection reports of manufacturing facilities and clinical trial sites, the FDA may issue either an approval letter or a Complete Response Letter, or CRL.

An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL generally outlines the deficiencies in the submission and may require substantial additional testing or information for the FDA to reconsider the application. The CRL may require additional clinical or other data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, pre-clinical studies, or manufacturing. If a CRL is issued, the applicant may either resubmit the BLA addressing all the deficiencies identified in the letter or withdraw the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing and acting on 90 percent of such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If a product receives marketing approval from the FDA, the approval is limited to the conditions of use (e.g., patient population, indication) described in the FDA-approved labeling. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings, or precautions be included in the product labeling, require that post-approval trials, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Reference Product Exclusivity for Biological Products

With approval of a BLA, a biological product is licensed for marketing by FDA, and the product may be entitled to certain types of market and data exclusivity barring FDA from approving competing products for certain periods of time. For example, in March 2010, the Patient Protection and Affordable Care Act was enacted in the United States and included the Biologics Price Competition and Innovation Act of 2009, or the BPCIA. The BPCIA amended the PHSA to create an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed biological reference product. To date, the FDA has approved several biosimilars, and in 2021, the FDA approved the first interchangeable biologic. The FDA has also issued several guidance documents outlining its approach to reviewing and approving biosimilars and interchangeable biologics.

Under the BPCIA, a manufacturer may apply for a product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” For the FDA to approve a biosimilar product, it must find that there are no clinically meaningful differences between the reference product and the proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve an interchangeable biological product, the agency must find that the biological product is biosimilar to the reference product, can be expected to produce the same clinical results as the reference product, and “for a biological product that is administered more than once to an individual, the risk in terms of safety or diminished efficacy of alternating or switching between use of the biological product and the reference product is not greater than the risk of using the reference product without such alternation or switch.” Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the healthcare provider who prescribed the reference product, although the substitutability of drug and biological products are determined at the state level.

The biosimilar applicant generally must demonstrate that the product is biosimilar based on data from analytical studies showing that the biosimilar product is highly like the reference product, data from animal studies (including toxicity) and data from one or more clinical studies to demonstrate safety, purity, and potency in one or more appropriate conditions of use for which the reference product is approved. The FDA, however, may waive any of these data requirements upon a finding that the data are “unnecessary.” In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the approved conditions of use, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity, and potency.

In the United States, a reference biological product is granted 12 years of exclusivity from the time of first licensure of the product, and the first approved interchangeable biological product will be granted an exclusivity period of up to one year after it is first commercially marketed. The FDA will not accept an application for a biosimilar or interchangeable product until four years after the date of first licensure of the reference product.

The BPCIA is complex, and there have been various legislative proposals to change certain aspects of the BPCIA. As a result, the ultimate impact, implementation, and meaning of aspects of the BPCIA are subject to significant uncertainty.

Orphan Drug Designation and Exclusivity

Orphan drug designation in the United States is designed to encourage sponsors to develop products intended for treatment of rare diseases or conditions. In the United States, a rare disease or condition is statutorily defined as a condition that affects fewer than 200,000 individuals in the United States or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available the drug for the disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation may qualify a company for certain tax credits and market exclusivity for seven years following the date of the product’s marketing approval if granted by the FDA. An application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. A product that has received orphan drug designation must go through the review and approval process like any other product.

A sponsor may request orphan drug designation of a previously unapproved product or new orphan indication for an already marketed product. In addition, a sponsor of a product that is otherwise the same drug as an already approved orphan drug may seek and obtain orphan drug designation for the subsequent product for the same rare disease or condition if it can present a plausible hypothesis that its product may be clinically superior to the first drug. More than one sponsor may receive orphan drug designation for the same drug for the same rare disease or condition, but each sponsor seeking orphan drug designation must file a complete request for designation.

If a product with orphan drug designation receives the first FDA approval for the rare disease or condition for which it has such designation, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same disease or condition for seven years, except in certain limited circumstances.

The period of exclusivity begins on the date that the marketing application is approved by the FDA. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if the company with orphan drug exclusivity is not able to meet market demand or the subsequent product that is otherwise considered the same drug for the same disease or condition is shown to be clinically superior to the approved product based on greater efficacy or safety, or providing a major contribution to patient care.

Additionally, the statute requires that a sponsor must demonstrate clinical superiority in order to receive orphan drug exclusivity for a product that is considered the same drug as a previously approved product for the same rare disease or condition.

Patent Term Restoration and Extension

In the United States, a patent claiming a new biological product, its method of use or its method of manufacture may be eligible for a limited patent term extension under the Hatch Waxman Act, which permits a patent extension of up to five years for patent term lost during product development and FDA regulatory review. Assuming grant of the patent for which the extension is sought, the restoration period for a patent covering a product is typically one half the time between the effective date of the IND involving human beings and the submission date of the BLA, plus the time between the submission date of the BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date in the United States. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent for which extension is sought. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension in consultation with the FDA.

Post-approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to pervasive and continuing regulation by the FDA, governing, among other things, monitoring and recordkeeping activities, reporting of adverse experiences with the product and product problems to the FDA, product sampling and distribution, manufacturing, and promotion and advertising. Although physicians may prescribe legally available products for unapproved uses or patient populations (i.e., “off-label uses”), manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Specifically, if a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the Department of Justice, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the way a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

Further, if there are any modifications to the product, including changes in indications, labeling, or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or a BLA supplement, which may require the applicant to develop additional data or conduct additional pre-clinical studies and clinical trials. The FDA may also place other conditions on approvals including the requirement for a REMS to assure the safe use of the product, which may require substantial commitment of resources post-approval to ensure compliance. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription, or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

In addition, FDA regulations require that biological products be manufactured in specific approved facilities and in accordance with cGMPs. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. The manufacturing facilities for our product candidates must meet cGMP requirements and satisfy the FDA or comparable foreign regulatory authorities’ satisfaction before any product is approved and our commercial products can be manufactured.

We rely, and expect to continue to rely, on third parties to produce clinical (and, in the future, commercial) supplies of our product candidate in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations, including requirements for quality control and quality assurance, the maintenance of records and documentation, and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved drugs or biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Inspections by the FDA and other regulatory agencies may identify compliance issues at facilities that may disrupt production or distribution or require substantial resources to correct. In addition, the discovery of conditions that violate these rules, including failure to conform to cGMPs, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including voluntary recall and regulatory sanctions as described below.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information, imposition of post-market clinical trials requirement to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
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safety alerts, Dear Healthcare Provider letters, press releases, or other communications containing warnings or other safety information about a product;
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mandated modification of promotional materials and labeling and issuance of corrective information;
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fines, warning letters, untitled letters or other enforcement-related letters, or clinical holds on post-approval clinical trials;
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refusal of the FDA to approve pending NDAs/BLAs or supplements to approved NDAs/BLAs, or suspension or revocation of product approvals;
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product seizure or detention or refusal to permit the import or export of products;
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injunctions or the imposition of civil or criminal penalties; and
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consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Additionally, the Drug Supply Chain Security Act, or DSCSA, imposes requirements related to identifying and tracing certain prescription products distributed in the United States, including most biological products.

Other U.S. Healthcare Laws and Regulations

In the United States, biopharmaceutical manufacturers and their products are subject to extensive regulation at the federal and state level, such as laws intended to prevent fraud and abuse in the healthcare industry. These laws, some of which apply only to approved products, include:

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federal false claims, false statements, and civil monetary penalties laws prohibiting, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment of government funds or knowingly making, or causing to be made, a false statement to get a false claim paid;
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federal healthcare program anti-kickback law, which prohibits, among other things, persons from offering, soliciting, receiving, or providing remuneration, directly or indirectly, to induce either the referral of an individual for, or the purchasing or ordering of, a good or service for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
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FDCA, which among other things, strictly regulates marketing, prohibits manufacturers from marketing such products prior to approval or for off-label use, and regulates the distribution of samples;
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federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs;
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federal transparency law, which requires pharmaceutical companies to report certain payments to healthcare providers;
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state laws and regulations analogous to the above; and
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laws and regulations prohibiting bribery and corruption such as the Foreign Corrupt Practices Act, which, among other things, prohibits U.S. companies and their employees and agents from authorizing, promising, offering, or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations or foreign government-owned or affiliated entities, candidates for foreign public office, and foreign political parties or officials thereof.

Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, exclusion from participation in federal and state health care programs, such as Medicare and Medicaid. Ensuring compliance is time consuming and costly.

Similar healthcare laws and regulations exist in the European Union (the “EU”) and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of personal information.

U.S. Privacy Law

In the U.S., there are numerous state and federal laws and regulations governing the security and privacy of personal information. Additionally, state and federal regulators have begun to pay more attention to companies’ data processing activities.

At the state level, laws require companies to safeguard personal information and take action in the event of a data breach (e.g., notifying governmental authorities and data subjects). State attorneys general have been active in using their consumer protection authority to investigate companies’ data security practices. A number of states have passed laws governing data privacy and many others have similar legislation under consideration. Although many of these laws contain exceptions for certain health data, these exceptions are not comprehensive. All of these laws give rights to residents in their states and require businesses to take certain actions with respect to those rights (similar to the General Data Protection Regulation in effect in the EU, but with notable differences).

At the federal level, the Federal Trade Commission has been active in using its Section 5 authority to bring enforcement actions against companies for deceptive or unreasonable data processing activities.

Registrational Clinical Trials Process

Described below is the traditional registrational drug development track.

Phase 1 includes the initial introduction of an investigational new drug or biologic into humans. These studies are closely monitored and may be conducted in patients but are usually conducted in a small number of healthy volunteer patients. These studies are designed to determine the metabolic and pharmacologic actions of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the investigational product’s pharmacokinetics and pharmacological effects are obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. Phase 1 studies of PRO 140 were conducted and completed by or on behalf of Progenics by certain principal investigators prior to our acquisition of PRO 140.

Phase 2 includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, typically no more than several hundred people. In some cases, depending upon the need for a new drug, a particular drug candidate may be licensed for sale in interstate commerce after a “pivotal” Phase 2 trial. Phase 2 is often broken into Phase 2a, which can be used to refer to “pilot trials,” or more limited trials evaluating exposure response in patients, and Phase 2b trials that are designed to evaluate dosing efficacy and ranges.

Phase 3 studies are expanded controlled clinical studies. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2 and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit/risk relationship of the drug. Phase 3 studies also provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling. Phase 3 studies usually involve significantly larger groups of patients, and considerable additional expense. We were required to pay significant fees to third parties upon the first patient dosing in a Phase 3 trial of leronlimab, and we may be required to make additional fee payments to third parties upon the completion of additional milestones. Refer to Note 9, Commitments and Contingencies - PRO 140 Acquisition and Licensing Arrangements in the audited financial statements for the year ended May 31, 2025, included in this prospectus for further information.

Manufacturing

We do not own or operate manufacturing facilities to produce leronlimab or perform CMC related activities. As such, we must depend on third-party manufacturing organizations and suppliers for all of our CMC activities. We continue to explore alternative CMC partners and sources to obtain access to adequate resources to support our CMC efforts for leronlimab in a cost-efficient manner.

We previously engaged two global contract manufacturing organizations (“CMOs”), to initiate the scale-up to commercial batch quantities of product and develop the necessary controls and specifications to manufacture product on a consistent and reproducible manner. We also contracted with suitable CMOs to fill, finish, label, and package product into the final commercial package for commercial use. To commercialize product, this scaled-up material will need to be validated under best practices and demonstrated to meet approved specifications on an ongoing basis. GMP material will be produced as needed to support clinical trials for all therapeutic indications and until commercial product is approved by the FDA. We will continue to rely on active CMO relationships for all of our developmental and commercial needs.

Research and Development Costs

The Company’s research and development expenses totaled approximately $(16.9) million and $7.2 million for the fiscal years ended May 31, 2025, and 2024, respectively, and approximately $11.1 million and $(20.2) million for the nine months ended February 28, 2026 and 2025, respectively.

Properties

We lease the space at which our principal executive offices are located at a monthly cost of approximately $2,300. We do not own or lease any other properties.

Employees and Human Capital Resources

As of May 15, 2026, we had thirteen employees, as well as a number of independent consultants, and other individuals assisting us with the Company’s regulatory, quality, and medical matters. Our research and development team is geographically dispersed throughout the United States. We are committed to pay equity regardless of gender or race/ethnicity. We invest in our workforce by offering competitive salaries and benefits. We may award stock options or other stock-based awards to selected employees and consultants under our equity incentive plan. We also offer various benefits to all eligible employees, including health care coverage and a 401(k) plan. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good. There can be no assurance, however, that we will be able to identify or hire and retain additional employees or consultants on acceptable terms in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the other sections of this prospectus, including our financial statements and the related notes beginning on page F‑1 of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and assumptions. See “Special Note Regarding Forward-Looking Statements.” You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Company is a clinical stage biotechnology company focused on the clinical development and potential commercialization of its product candidate, leronlimab, which is being studied for its potential in solid-tumor oncology.

Our current business strategy is the clinical development of leronlimab, which may include the following:

1.
Continue the pending Phase 2 trial of leronlimab in patients with relapsed/refractory micro-satellite stable colorectal cancer;
2.
Conduct additional studies exploring leronlimab and its therapeutic potential in other solid-tumor oncology indications, including but not limited to metastatic Triple-Negative Breast Cancer; and
3.
Continue our work researching and developing a new or modified long-acting version of leronlimab.

We will need significant additional funding to execute the above business strategy in full, which may include conducting a variety of additional pre-clinical studies and clinical trials, in furtherance of our efforts to obtain FDA approval to commercialize leronlimab. In addition to traditional fundraising, the Company will pursue non-dilutive financing opportunities, such as license agreements and co-development or strategic partnerships, to help implement its strategy.

Fluctuations in operating results

The Company’s operating results may fluctuate significantly depending on the outcomes, number and timing of pre-clinical and clinical studies, patient enrollment and/or completion rates in the studies, and their related effect on research and development expenses, regulatory and compliance activities, activities related to seeking FDA approval of our drug product, general and administrative expenses, professional fees, and legal and regulatory proceedings and related consequences. We require a significant amount of capital to continue to operate; therefore, we regularly conduct financing offerings to raise capital, which may result in various forms of non-cash interest expense or other expenses. Additionally, we periodically seek to negotiate settlement of debt payment obligations in exchange for equity securities of the Company and enter into warrant exchanges or modifications that may result in non-cash charges. Our ability to continue to fund operations will depend on our ability to raise additional funds. See the Risk Factors, Liquidity and Capital Resources and Going Concern sections in this prospectus.

Results of operations for the nine-month fiscal periods ended February 28, 2026 and 2025

The results of operations were as follows for the periods presented:

	Nine months ended February 28,		Change
(in thousands, except for per share data)	2026	2025	$	%
Operating expenses:
General and administrative	$5,166	$5,423	$(257)	(5)%
Research and development	11,183	(20,150)	31,333	155
Legal settlement loss	16,587	—	16,587	100
Total operating expenses	32,936	(14,727)	47,663	324
Operating (loss) gain	(32,936)	14,727	(47,663)	(324)
Interest and other income (expense):
Interest income	166	441	(275)	(62)
Interest on convertible notes	(1,934)	(3,469)	1,535	44
Amortization of discount on convertible notes	—	(348)	348	100
Standby equity purchase agreement commitment fee	(325)	—	(325)	(100)
Issuance costs for private placement of shares and warrants through placement agent	(1,628)	—	(1,628)	(100)
Legal settlement revaluation	3,842	—	3,842	100
Loss on induced conversion	—	(1,180)	1,180	100
Finance charges	(22)	(25)	3	12
Gain on restructuring of payables	—	407	(407)	(100)
Loss on derivatives	—	(852)	852	100
Total interest and other expenses	99	(5,026)	5,125	102
(Loss) gain before income taxes	(32,837)	9,701	(42,538)	(438)
Income tax benefit	—	—	—	—
Net (loss) income	$(32,837)	$9,701	$(42,538)	(438)%
(Loss) income per share:
Basic	$(0.03)	$0.01	$(0.04)	(400)%
Diluted	$(0.03)	$0.01	$(0.04)	(400)%

Weighted average common shares used in calculation of (loss) income per share:
Basic	1,262,834	1,194,561	68,273	6%
Diluted	1,262,834	1,225,538	37,296	3%

General and administrative (“G&A”) expenses

G&A expenses consisted of the following:

	Nine months ended February 28,		Change
(in thousands)	2026	2025	$	%
Salaries, benefits, and other compensation	$1,571	1,139	$432	38%
Stock-based compensation	276	638	(362)	(57)
Legal fees	993	1,374	(381)	(28)
Insurance	824	944	(120)	(13)
Other	1,502	1,328	174	13
Total general and administrative	$5,166	$5,423	$(257)	(5)%

The decrease in G&A expenses for the nine-month period ended February 28, 2026, compared to the same period in the prior year, was primarily due to legal fees and stock-based compensation, offset by an increase in salaries, benefits, and other compensation. The decrease in legal fees is primarily attributable to decreased legal activity compared to the prior year. The decrease in stock-based compensation is primarily due to difference in timing of annual option grants. The increase in salaries, benefits, and other compensation is primarily attributable to headcount increases.

Research and development (“R&D”) expenses

R&D expenses consisted of the following:

	Nine months ended February 28,		Change
(in thousands)	2026	2025	$	%
Clinical	$9,338	$3,388	$5,950	176%
Non-clinical	741	700	41	6
CMC	1,227	957	270	28
License and patent fees	(123)	(210)	87	(41)
Return of clinical expenses	—	(24,985)	24,985	(100)
Total research and development	$11,183	$(20,150)	$31,333	(155)%

The primary factor contributing to the increase in R&D expenses in the nine-month period ended February 28, 2026 compared to the same period in the prior year, was a return of clinical expenses related to the settlement of the Company’s litigation with Amarex in the nine-month period ended February 28, 2025. Additionally, the increase in R&D expense in the nine-month period ended February 28, 2026, compared to the same period in the prior year, was due to higher clinical expenses related to the Phase 2 trial of leronlimab in patients with relapsed/refractory micro-satellite stable colorectal cancer in the fiscal 2026 period.

The future trend of our R&D expenses is dependent on the costs of any future clinical trials and our decisions regarding which indications on which to focus our future efforts toward the development and study of leronlimab, which may include pre-clinical and clinical studies for oncology and inflammation, as well as efforts to develop a long-acting new or modified therapeutic, and the timing and outcomes of such efforts.

Interest and other income (expense)

Interest and other income (expense) consisted of the following:

	Nine months ended February 28,		Change
(in thousands)	2026	2025	$	%
Interest income	$166	441	$(275)	(62)%
Interest on convertible notes	(1,934)	$(3,469)	1,535	(44)
Amortization of discount on convertible notes	—	(348)	348	(100)
Standby equity purchase agreement commitment fee	(325)	—	(325)	100
Issuance costs for private placement of shares and warrants through placement agent (Note 5)	(1,628)	—	(1,628)	(100)
Legal settlement revaluation	3,842	—	3,842	100
Loss on induced conversion	—	(1,180)	1,180	(100)
Finance charges	(22)	(25)	3	(12)
Gain on restructuring of payables	—	407	(407)	(100)
Loss on derivatives	—	(852)	852	(100)
Total interest and other expenses	$99	$(5,026)	$5,125	(102)%

The decrease in interest and other expenses for the nine-month period ended February 28, 2026, compared with the same period in the prior year, was primarily due to the legal settlement revaluation, interest on convertible notes payable, loss on induced conversion, and loss on derivatives. The legal settlement revaluation is related to the change in value of the Securities Class Action settlement. The decrease in interest on convertible notes payable is due to a lower interest rate compared to the prior period. The decrease in loss on induced conversion is due to the note payments in the current fiscal year being exchanged with an equal value of shares of common stock. The decrease in loss on derivatives is due to no derivative activity in the fiscal 2026 period. The decrease in interest and other expenses for the nine-month period ended February 28, 2026 was partially offset by issuance costs related to the private placement of common stock and warrants through a placement agent.

Results of operations for the fiscal years ended May 31, 2025 and 2024

The results of operations were as follows for the periods presented:

	Years ended May 31,		Change
(in thousands, except for per share data)	2025	2024	$	%
Operating expenses:
General and administrative	$7,260	$10,818	$(3,558)	(33)%
Research and development	(16,921)	7,240	(24,161)	(334)
Total operating expenses	(9,661)	18,058	(27,719)	(153)
Operating gain (loss)	9,661	(18,058)	27,719	153
Interest and other income (expense):
Interest income	565	217	348	160
Interest on convertible notes	(4,424)	(4,659)	235	5
Amortization of discount on convertible notes	(407)	(1,076)	669	62
Amortization of debt issuance costs	—	(572)	572	100
Issuance costs for private placement of shares and warrants through placement agent	—	(2,819)	2,819	100
Loss on induced conversion	(1,180)	(6,680)	5,500	82
Finance charges	(25)	(2,584)	2,559	99
Loss on note extinguishment	—	(13,374)	13,374	100
Gain on restructuring of payables	407	—	407	100
Loss on derivatives	(852)	(236)	(616)	(261)
Total interest and other income (expense)	(5,916)	(31,783)	25,867	81
Gain (loss) before income taxes	3,745	(49,841)	53,586	108
Income tax benefit	—	—	—	—
Net income (loss)	$3,745	$(49,841)	$53,586	108%
Income (loss) per share:
Basic	$0.00	$(0.05)	$0.05	104%
Diluted	$0.00	$(0.05)	$0.05	104%

Weighted average common shares used in calculation of income (loss) per share:
Basic	1,205,755	969,509	236,246	24%
Diluted	1,242,922	969,509	273,413	28%

General and administrative (“G&A”) expenses

G&A expenses consisted of the following:

	Years ended May 31,		Change
(in thousands)	2025	2024	$	%
Salaries, benefits, and other compensation	$1,554	$2,507	$(953)	(38)
Stock-based compensation	826	2,415	(1,589)	(66)
Legal fees	1,663	2,089	(426)	(20)
Insurance	1,239	1,850	(611)	(33)
Other	1,978	1,957	21	1
Total general and administrative	$7,260	$10,818	$(3,558)	(33)

The decrease in G&A expenses for the fiscal year ended May 31, 2025, compared to the prior fiscal year, was primarily due to a reduction in stock-based compensation and salaries, benefits and other compensation due to classifying clinical employees’ compensation as a research and development expense in the current fiscal year.

Research and development expenses

R&D expenses consisted of the following:

	Years ended May 31,		Change
(in thousands)	2025	2024	$	%
Clinical	$5,790	$1,898	$3,892	205%
Non-clinical	1,066	493	573	116
CMC	1,091	3,867	(2,776)	(72)
License and patent fees	117	982	(865)	(88)
Return of clinical expenses	(24,985)	—	(24,985)	—
Total research and development	$(16,921)	$7,240	$(24,161)	(334)%

The decrease in R&D expenses in the fiscal year ended May 31, 2025, compared to the prior fiscal year, was primarily due to a return of clinical expenses related to the settlement of the Company’s litigation with Amarex in July 2024. Refer to Note 9, Commitments and Contingencies – Legal Proceedings – Settlement of Amarex Dispute in the consolidated financial statements for the year ended May 31, 2025, included in this prospectus for further information.

The future trend of our R&D expenses is dependent on the costs of any future clinical trials and our decisions regarding which indications on which to focus our future efforts toward the development and study of leronlimab, which may include pre-clinical and clinical studies for oncology and inflammation, as well as efforts to develop a long-acting new or modified therapeutic, the timing and outcomes of such efforts, and the timing of the final close-out of closed studies.

Interest and other expense

Interest and other expenses consisted of the following:

	Years ended May 31,		Change
(in thousands)	2025	2024	$	%
Interest income	565	217	348	160
Interest on convertible notes	$(4,424)	$(4,659)	$235	5%
Amortization of discount on convertible notes	(407)	(1,076)	669	62
Amortization of debt issuance costs	—	(572)	572	100
Issuance costs for private placement of shares and warrants through placement agent	—	(2,819)	2,819	100
Loss on induced conversion	(1,180)	(6,680)	5,500	82
Finance charges	(25)	(2,584)	2,559	99
Loss on note extinguishment	—	(13,374)	13,374	100
Gain on restructuring of payables	407	—	407	100
Loss on derivatives	(852)	(236)	(616)	(261)
Total interest and other income (expense)	$(5,916)	$(31,783)	$25,867	(81)%

The decrease in interest and other expenses for the fiscal year ended May 31, 2025, compared with the prior fiscal year, was primarily due to the decreases in loss on induced conversion, loss on note extinguishment and finance charges. The decrease in loss on induced conversion is due to recent note payments classified as gains on restructuring of payables. The decrease in loss on note extinguishment is due to note extinguishments occurring in the prior period. The decrease in finance charges is due to restructuring the balance due to Samsung, which removed any future interest.

Refer to Note 4, Convertible Instruments and Accrued Interest and Note 13, Subsequent Events in the consolidated financial statements for the year ended May 31, 2025, included in this prospectus for additional information.

Liquidity and Capital Resources

As of February 28, 2026, we had a total of approximately $15.7 million in cash and cash equivalents and approximately $50.4 million in short-term liabilities. We expect to continue to incur operating losses and require a significant amount of capital in the future as we continue to seek approval to commercialize leronlimab. There can be no assurance that future funding will be available to us when needed on terms that are acceptable to us, or at all. We sell securities and incur debt when the terms of such arrangements are deemed acceptable to both parties under then current circumstances and as necessary to fund our current and projected cash needs. As of February 28, 2026, we had approximately 312.8 million shares of common stock available for issuance in new financing transactions.

Since inception, the Company has financed its activities principally from the public and private sale of equity securities as well as with proceeds from issuances of convertible notes. The Company intends to finance its future operating activities and its working capital needs largely from the sale of equity and debt securities. The sale of equity and convertible debt securities to raise additional capital is likely to result in dilution to stockholders and those securities may have rights senior to those of common shares. If the Company raises funds through the issuance of additional preferred stock, convertible debt securities or other debt or equity financing, the related transaction documents may contain covenants restricting its operations.

During the 2021 fiscal year, the Company entered into long-term convertible notes that are secured by all of our assets (excluding our intellectual property), and include certain restrictive provisions, including limitations on incurring additional indebtedness and future dilutive issuances of securities, any of which could impair our ability to raise additional capital on acceptable terms.

On November 3, 2025, the Company entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”). From time to time during the term of the Purchase Agreement, the Company has the right to sell to Yorkville up to $30.0 million of the Company’s shares of common stock, subject to certain limitations and conditions set forth in the Purchase Agreement.

Future third-party funding arrangements may also require the Company to relinquish valuable rights. Additional capital, if available, may not be available on reasonable or non-dilutive terms.

Cash

The Company’s cash and cash equivalents position of approximately $15.7 million as of February 28, 2026, increased by approximately $3.8 million when compared to the balance of $11.9 million as of May 31, 2025. This increase was primarily the result of approximately $16.1 million cash provided by financing activities offset by operational expenses. Refer to Note 2, Summary of Significant Accounting Policies – Going Concern in the consolidated financial statements for the quarter ended February 28, 2026, and the Going Concern discussion below for information regarding concerns about the Company’s ability to continue to fund its operations and satisfy its payment obligations and commitments. A summary of cash flows and changes between the periods presented is as follows:

	Nine months ended February 28,		Change
(in thousands)	2026	2025	$
Net cash (used in) provided by:
Net cash (used in) provided by operating activities	$(12,319)	$(3,102)	$(9,217)
Net cash (used in) provided by financing activities	$16,071	$9,688	$6,383

Cash used in operating activities

Net cash used in operating activities totaled approximately $12.3 million during the nine months ended February 28, 2026, representing an increase of approximately $9.2 million compared to the nine months ended February 28, 2025. The increase in the net amount of cash used in operating activities was due primarily to a one-time legal settlement of approximately $10.0 million in the prior period.

Cash used in financing activities

Net cash used in financing activities totaled approximately $16.1 million during the nine months ended February 28, 2026, an increase of approximately $6.4 million compared to the nine months ended February 28, 2025. The increase in net cash provided was primarily the result of the private sale of common stock and warrants.

Convertible debt

April 2, 2021 Convertible Note

On April 2, 2021, we issued a convertible note with a principal amount of $28.5 million, resulting in net cash proceeds of $25.0 million after $3.4 million of debt discount and $0.1 million of offering costs. At February 28. 2026, the Note terms provided for accruing interest daily at a rate of 6% per annum, a stated conversion price of $10.00 per share, and maturity in April 2026. Subsequent to February 28, 2026, the Company and the Noteholders entered into an amendment to the Note, extending the maturity date by 36 months, changing the required monthly payment, and lowering the interest rate to 5%. For more information, see Note 12, Subsequent Events in the consolidated financial statements for the quarter ended February 28, 2026. As of February 28, 2026, the outstanding balance of the April 2, 2021 Note, including accrued interest, was approximately $8.6 million.

April 23, 2021 Convertible Note

On April 23, 2021, we issued a convertible note with a principal amount of $28.5 million, resulting in net cash proceeds of $25.0 million after $3.4 million of debt discount and $0.1 million of offering costs. At February 28. 2026, the Note terms provided for accruing interest daily at a rate of 6% per annum, a stated conversion price of $10.00 per share, and maturity in April 2026. Subsequent to February 28, 2026, the Company and the Noteholders entered into an amendment to the Note, extending the maturity date by 36 months, changing the required monthly payment, and lowering the interest rate to 5%. For more information, see Note 12, Subsequent Events in the consolidated financial statements for the quarter ended February 28, 2026, included in this prospectus. As of February 28, 2026, the outstanding balance of the April 23, 2021 Note, including accrued interest, was approximately $31.9 million. In March 2026, in satisfaction of the required monthly payment, the Company and the Noteholder of the April 23, 2021 Note entered into an exchange agreement, pursuant to which a portion of the April 23, 2021 Note was partitioned into a new note with an aggregate principal amount of approximately $0.8 million. The new note was exchanged concurrently for approximately 2.7 million shares. Refer to Note 12. Subsequent Events in the consolidated financial statements for the quarter ended February 28, 2026, included in this prospectus for additional information.

Common stock

We have 2,250.0 million authorized shares of common stock. The table below summarizes intended uses of common stock.

As of
(in millions)	February 28, 2026
Issuable upon:
Warrant exercises	300.2
Convertible preferred stock and undeclared dividends conversion	42.2
Outstanding stock option exercises or vesting of outstanding PSUs	41.7
Reserved for issuance pursuant to future stock-based awards under equity incentive plan	18.6
Reserved for issuance under Standby Equity Purchase Agreement	115.5
Reserved for issuance pursuant to legal settlement, subject to court approval	49.0
Reserved and issuable upon conversion of outstanding convertible notes	12.0
Total shares reserved for future uses	579.2
Common stock outstanding	1,358.0

As of February 28, 2026, we had approximately 312.8 million unreserved authorized shares of common stock available for issuance. Our ability to continue to fund our operations depends on our ability to raise capital. The funding necessary for our operations may not be available on acceptable terms, or at all. If we deplete our cash reserves, we may have to discontinue our operations and liquidate our assets. In extreme cases, we could be forced to file for bankruptcy protection.

Off-Balance Sheet Arrangements

As of February 28, 2026, we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our current or future financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

Refer to Note 3, Accrued Liabilities and Compensation, Note 4, Convertible Instruments and Accrued Interest, and Note 10, Commitments and Contingencies included in the consolidated financial statements for the quarter ended February 28, 2026 included in this prospectus, and Notes 4 and 9 of the audited financial statements for the year ended May 31, 2025 included in this prospectus.

Legal Proceedings

The Company is a party to various legal proceedings described Note 10, Commitments and Contingencies – Legal Proceedings of the consolidated financial statements for the quarter ended February 28, 2026 included in this prospectus. The Company recognizes accruals for such proceedings to the extent a loss is determined to be both probable and reasonably estimable. The best estimate of a loss within a possible range is accrued; however, if no estimate in the range is more probable than another, then the minimum amount in the range is accrued. If it is determined that a material loss is not probable but reasonably possible and the loss or range of loss can be estimated, the possible loss is disclosed.

It generally is not possible to predict the outcome of these proceedings, including the defense and other litigation-related costs and expenses that may be incurred by the Company, as the outcomes of legal proceedings are inherently uncertain, and the outcomes could differ significantly from recognized accruals. Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a recognized accrual, if any, could be material to the Company’s consolidated financial statements. As of February 28, 2026, the Company had not recorded any accruals related to the outcomes of the legal matters discussed in this prospectus, other than approximately $12.7 million in connection with an agreement in principle to settle the Securities Class Action, as discussed above under “Corporate Developments.”

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As presented in the accompanying consolidated financial statements, the Company had losses for all periods presented, except for the nine months ended February 28, 2025. Net income of $9.7 million in the nine months ended February 28, 2025, resulted from the recovery of approximately $25.0 million in clinical expenses due to the settlement of the Company’s litigation with Amarex, which is a non-recurring event. The Company had an accumulated deficit of approximately $920.6 million as of February 28, 2026. These factors, among several others, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s continuance as a going concern is dependent upon its ability to obtain additional operating capital, complete the development of its product candidate, leronlimab, obtain approval to commercialize leronlimab from regulatory agencies, continue to outsource manufacturing of leronlimab, and ultimately achieve revenues and attain profitability. The Company plans to continue to engage in research and development activities related to leronlimab and a new or modified longer-acting therapeutic and expects to incur significant research and development expenses in the future, primarily related to its regulatory compliance, including performing additional clinical trials and seeking regulatory approval of its product candidate for commercialization. These research and development activities are subject to significant risks and uncertainties. The Company intends to finance its future development activities and its working capital needs primarily from the sale of equity and debt securities, combined with additional funding from other sources. However, there can be no assurance that the Company will be successful in these endeavors. See also Liquidity and Capital Resources above.

Refer to Risk Factors on page 9 of this prospectus for additional information.

New Accounting Pronouncements

See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements of the consolidated financial statements for the quarter ended February 28, 2026, included in this prospectus.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our financial statements that require estimation but are not deemed critical, as defined above.

MANAGEMENT

Members of Our Board of Directors

The following table sets forth information about our current directors, including their current principal occupation or employment and age as of May 15, 2026:

				Board committees
Director name	Age	Principal occupation	Independent	Audit	Compensation	Nom/Gov
Tanya D. Urbach, Board Chair	59	Partner, Eagle Bay Advisors	Yes	M	M	C
Lishomwa C. Ndhlovu, M.D., Ph.D.	56	Professor, Immunology in Medicine and Neuroscience, Weill Cornell Medicine	Yes			M
Karen J. Brunke, Ph.D.	74	Executive Vice President, Corporate and Business Development, Jaguar Health, Inc. (NASDAQ: JAGX)	Yes		M
Ryan M. Dunlap	56	Chief Financial Officer, Gurobi Optimization	Yes	C		M
Stephen M. Simes	74	Independent advisor to companies and organizations in the pharmaceutical industry	Yes	M	C

C indicates chair of respective board committee.

M indicates member of respective board committee.

Tanya D. Urbach. Ms. Urbach has been a director since November 24, 2021, and has served as our Board Chair since January 24, 2022. She is currently Partner/Co-Head of Family Office Services for Eagle Bay Family Office, which provides family office and investment advisory services. Ms. Urbach also provides corporate governance, corporate finance and legal advice to Dynepic, Inc., which provides an integrated platform to power immersive training programs for companies and U.S. military forces. From November 2020 through March 31, 2021, Ms. Urbach was a sole practitioner advising broker-dealers, investment advisers and their professionals. From January 2019 through October 2020, she was a shareholder at the law firm Markun, Zusman, Freniere & Compton in Portland, Oregon. She served as General Counsel for Paulson Investment Company, LLC, a registered broker-dealer that provides investment banking services to the Company from time to time, from July 2015 until January 2019, providing advice regarding corporate governance, securities regulatory compliance, corporate finance, and other legal and securities-related issues. Ms. Urbach earned her bachelor’s degree at University of Oregon and her law degree at Lewis & Clark Law School. She served on the Executive Committee of the Oregon State Bar Securities Regulation Section from 2007 through 2015 and 2019 to 2021. She brings extensive training and expertise in the conduct of securities offerings, securities litigation, corporate finance and business growth, corporate governance, and other corporate business and legal issues to the Board.

Lishomwa C. Ndhlovu, M.D., Ph.D. Dr. Ndhlovu has been a director since November 24, 2021, and previously served on the Company’s Scientific Advisory Board. He was appointed to Weill Cornell Medicine in 2019 as Professor of Immunology in Medicine and Neuroscience and is the Herbert J. and Ann L. Siegel Endowed Distinguished Professor. Before joining Weill Cornell Medicine, Dr. Ndhlovu was on the faculty at the University of Hawaii and University of California San Francisco from 2010 to 2019. As co-leader of the $26.5 million NIH-supported Martin Delaney Collaboratory, “HOPE”, testing novel approaches towards an HIV cure, the $11 million “SCORCH” consortium, investigating how substances that can lead to addition modify effects of HIV in the brain, and awarded an NIH MERIT award with $8 million to investigate mechanisms by which stem cell transplantation leads to HIV cure and how to translate these insights into broadly applicable immunotherapies, he is a recognized expert in basic and complex translational immunology and engineered immunotherapy research. He has focused much of his work on confronting the challenges of HIV and aging, addressing molecular mechanism of HIV pathogenesis, complications, and persistence. Dr. Ndhlovu received his M.D. from the University of Zambia and his Ph.D. from Tohoku University in Japan and is an elected Fellow of the American Academy of Microbiology, member of the American Association of Physicians, Chair of The Foundation for AIDS Research (amfAR) Research Council, and Chair of the Advisory Board of Ledidi AS. He brings a deep understanding of the central nervous system aspects of HIV and research expertise in major arenas in which the Company is studying its drug product to the Board.

Karen J. Brunke, Ph.D. Dr. Brunke was appointed as a director as of April 1, 2022. Dr. Brunke has over 30 years of scientific, operational, clinical, senior executive, and corporate/business development managerial experience with large and small biotechnology companies. She is currently the Executive Vice President of Corporate and Business Development at Jaguar Health, Inc. (JAGX), a

position she has held since September 2021, following seven months as an independent consultant to Jaguar. Jaguar is a commercial stage pharmaceuticals company focused on developing novel, sustainably derived gastrointestinal products on a global basis. Since January 2023, Dr. Brunke has also served as acting CEO of Magdalena Biosciences, Inc., a joint venture of Jaguar and Filament Health Corp funded by OneSmallPlanet. During her career, Dr. Brunke has been a business development and strategy consultant to multiple companies and was instrumental in the initiation of several startup companies, including during the period from 2017 through 2020. Dr. Brunke was part of the executive team that merged Mercator Genetics Inc. with Progenitor, a subsidiary of Interneuron Pharmaceuticals, in 1999 and helped take the resulting company public. Dr. Brunke was Chief Operating Officer of Anexus Pharmaceuticals, a subsidiary of the Japanese public company MediBic, responsible for in- and out-licensing assistance for Japanese companies, from 2004 through June 2006, and was founding Chief Executive Officer of Cardeus Pharmaceuticals, a neuroscience company, from 2011 through March 2014. Dr. Brunke received her B.A. in Biochemistry as well as a Ph.D. in Microbiology from the University of Pennsylvania. Her many years of service in executive management, business development, operations, and corporate development roles at biotechnology companies are of valuable assistance to the Board.

Ryan M. Dunlap. Mr. Dunlap was appointed as a director effective August 24, 2022. Mr. Dunlap has over 28 years’ experience in finance and operations leadership, developing significant expertise in strategy setting, improving operational efficiency and effectiveness, fundraising and investor relations, financial reporting and compliance, and risk management. Mr. Dunlap joined Gurobi Optimization, a company that offers customers a mathematical optimization solver to address business problems, in October 2019. Prior to that, he was CFO beginning in January 2016, as well as COO beginning in December 2017, at MolecularMD (now ICON Specialty Labs), a growth equity-backed molecular diagnostics company. Mr. Dunlap also previously served as the CFO of Galena Biopharma, Inc., a publicly traded biotechnology and pharmaceutical sales company. Earlier in his career, Mr. Dunlap held various financial and operational leadership roles in large, multinational organizations, and spent 11 years with public accounting firms such as PricewaterhouseCoopers LLP (“PwC”), KPMG, and Moss Adams, where he provided business assurance and advisory services to both public and private companies predominately in the software, technology, and life sciences industries. Mr. Dunlap earned a B.S. degree in Accounting from the University of Oregon and is an active licensed CPA in the state of Oregon. His expertise as an “audit committee financial expert,” particularly in matters faced by the audit committee of a biotechnology company, as well as his significant experience in executive management, finance, operations, and strategic planning, is of valuable assistance to the Board.

Stephen M. Simes. Mr. Simes was appointed as a director effective October 13, 2022. Mr. Simes brings extensive experience to our Board through his service as CEO or a director of a number of pharmaceutical companies, both public and private. His career in the pharmaceutical industry started over 40 years ago with G.D. Searle & Co. (now a part of Pfizer Inc.). He has been an independent advisor to companies and organizations in the pharmaceutical industry since 2016 and is currently Entrepreneur in Residence at Helix 51 and the Innovation and Research Park of Rosalind Franklin University of Medicine and Science in North Chicago, Illinois. Mr. Simes also serves as a director of BioLife4D Corporation, a private company developing a patient-specific, fully functioning human heart using 3D bioprinting and the patient’s own cells. Mr. Simes is also chairman of the board of Bio-XL Limited, an Israeli company developing products in oncology. Mr. Simes was the CEO of RestorGenex Corporation from 2014 to 2016, when it was acquired by Diffusion Pharmaceuticals. From 1998 to 2013, Mr. Simes was the President and CEO of BioSante Pharmaceuticals, which was acquired by ANI Pharmaceuticals Inc. in June 2013. He previously served on the boards of directors of Therapix Biosciences (2016 - 2020), RestorGenex Corporation (2014 - 2016), Ceregene, Inc. (2009 - 2013), BioSante Pharmaceuticals (1998 - 2013), Unimed Pharmaceuticals, Inc. (1994 - 1997), Bio-Technology General (1993 - 1995), and Gynex Pharmaceuticals, Inc. (1989 - 1993). Stephen has a B.S. in Chemistry from Brooklyn College of the City University of New York and an MBA from New York University. Simes brings substantial biotech experience to the board, including in the realms of corporate governance, executive management, operations, business development, drug development and capital markets. He also has substantial experience serving on boards of both privately owned and publicly traded entities.

Director Independence

We are not a “listed issuer” as that term is used in Regulation S-K Item 407 adopted by the SEC. However, in determining director independence, we use the definition of independence in Rule 5605(a)(2) and Rule 5605(c)(2) of the listing rules of The Nasdaq Stock Market (the “Nasdaq Rules”).

The Board has determined that all of our current directors, Ms. Urbach, Drs. Brunke and Ndhlovu, and Messrs. Dunlap and Simes, are independent as defined in the Nasdaq Rules and none of them otherwise has a relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment in carrying out the responsibilities of a director. See also “Related Person Transactions” below.

Dr. Ndhlovu served on the Company’s Scientific Advisory Board for a period of time. As compensation for that service, Dr. Ndhlovu was granted an option to purchase 50,000 shares of common stock with an exercise price of $3.36 per share that will expire on August 31, 2030, and an option to purchase an additional 50,000 shares of common stock with an exercise price of $0.50 per share that will expire on September 6, 2032. The awards were not subject to disclosure under Regulation S-K Item 404(a), but the Board took them into consideration in determining that Dr. Ndhlovu is independent under the Nasdaq Rules.

Executive Officers

Information about our current executive officers is set forth below:

Name	Age	Position
Dr. Jacob P. Lalezari	67	Chief Executive Officer
Robert E. Hoffman	60	Chief Financial Officer
Tyler Blok	38	Chief Legal Officer and Corporate Secretary

Dr. Jacob P. Lalezari. Dr. Lalezari has served as the Company’s Chief Executive Officer and principal executive officer since January 26, 2024, after previously serving as the Company’s Interim CEO beginning November 17, 2023. Dr. Lalezari is currently the CEO and Medical Director of Lalezari Medical Corp., dba Quest Clinical Research (“Quest”), a company he founded in 1989. Dr. Lalezari has also served as a board member and Medical Director of Siempre Unidos, a nonprofit that operates HIV and primary care treatment clinics in Honduras, since 2006, the Chief Medical Officer of Virion Therapeutics, LLC, in 2018, and a board member and the Vice President of NP2, a non-profit pharmaceutical company, since 2018. He previously served as CytoDyn’s interim Chief Medical Officer and/or Chief Science Advisor from March 2020 to November 2020. Dr. Lalezari received his M.D. from the University of Pennsylvania, his M.A. from the University of Virginia, and his B.A. from the University of Rochester. He also holds a board certification from the American Board of Internal Medicine.

Robert E. Hoffman. Mr. Hoffman has more than 30 years of financial, operations and general business experience, serving in a number of biotech executive and board roles. From November 2021 to October 2024, Mr. Hoffman served as President, CEO, interim Chief Financial Officer and Chairperson of the board of directors of Kintara Therapeutics, Inc., a clinical stage biopharmaceutical company previously listed on Nasdaq and focused on the development and commercialization of new cancer therapies. Mr. Hoffman previously served as Senior Vice President and Chief Financial Officer of Heron Therapeutics, Inc. (Nasdaq: HRTX), a commercial-stage biotechnology company, from April 2017 to October 2020; and as Chief Financial Officer of AnaptysBio, Inc. (Nasdaq: ANAB), a specialty pharmaceutical company, from July 2015 to September 2016. Mr. Hoffman is currently a member of the boards of directors of Esperion Therapeutics, Inc. (Nasdaq: ESPR), a commercial stage biopharmaceutical company; TuHURA Biosciences (Nasdaq: HURA), a clinical stage immuno-oncology company that acquired Kintara Therapeutics in October 2024; and Fibrobiologics, Inc. (Nasdaq: FBLG), a clinical stage company focused on treating chronic diseases. Mr. Hoffman holds a B.B.A. from St. Bonaventure University.

Tyler Blok. Mr. Blok has served as the Company’s in-house legal counsel since July 25, 2022, was appointed by the Board as Executive Vice President of Legal Affairs effective August 15, 2023, and later Chief Legal Officer effective September 27, 2024. Prior to joining the Company, Mr. Blok was an attorney at Buckley Law P.C., from 2021 to 2022, working in the firm’s business and transactional practice group, representing corporate clients in the mergers and acquisitions process, and advising business clients in relation to corporate governance matters. From 2013 to 2021, Mr. Blok worked at Markun Zusman Freniere & Compton LLP as both a law clerk and an attorney, later associating with TT&E Law Group LLP (2020 - 2021), where he represented various corporate clients in arbitration matters, complex commercial disputes, securities litigation, and regulatory examination and enforcement matters. Mr. Blok earned his bachelor’s degree at Western Oregon University and his law degree at Lewis & Clark Law School.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth information regarding the compensation awarded or paid to, or earned by, each individual who served as an executive officer of the Company during our fiscal year ended May 31, 2025. The amounts shown are for full fiscal year(s) during which the officer was employed by the Company.

Summary Compensation Table

					Stock	Non-equity
				Stock	option	incentive plan	All other
		Salary	Bonus	awards	awards	compensation	compensation
Name and Principal Position	Year	($)	($)(5)	($)(6)	($)(7)	($)(5)	($)(8)	Total ($)
Dr. Jacob P. Lalezari(1)	2025	400,000	30,000	—	342,000	—	11,850	783,850
Chief Executive Officer	2024	152,242	70,000	—	459,624	—	3,500	685,366
Mitchell Cohen(2)	2025	576,000	—	—	—	—	—	576,000
Interim Chief Financial Officer	2024	218,400	—	—	—	—	—	218,400
Robert E. Hoffman(3)	2025	20,000	—	—	368,526	—	—	388,526
Chief Financial Officer
Tyler Blok(4)	2025	365,000	15,000	—	142,500	—	9,994	532,494
Chief Legal Officer	2024	291,042	—	—	176,055	100,000	8,731	575,828

(1) Dr. Lalezari was appointed as the Company’s interim Chief Executive Officer effective November 17, 2023, and was appointed as Chief Executive Officer on January 26, 2024.

(2) Mr. Cohen was an independent contractor and was appointed as the Company’s Interim Chief Financial Officer effective February 1, 2024. He resigned as Interim Chief Financial Officer effective May 12, 2025. The terms of Mr. Cohen’s compensation were set forth in an agreement between the Company and InterimExecs.

(3) Mr. Hoffman was appointed by the Board as Chief Financial Officer effective May 15, 2025.

(4) Mr. Blok was appointed by the Board as Executive Vice President of Legal Affairs, effective August 15, 2023, to September 26, 2024, and was appointed as Chief Legal Officer effective September 27, 2024.

(5) See “Annual Cash Incentive Plan and Cash Bonuses” below.

(6) PSUs awarded to Mr. Hoffman in fiscal year 2025 were deemed to have zero grant date fair value based on the probable outcome of the performance conditions on the grant date. The value of the PSUs at the grant date, assuming the performance conditions were met at the maximum level (100%), was $1,435,000.

(7) Stock option awards represent the aggregate grant date fair value of the awards pursuant to ASC 718, as described in Note 6 to the audited financial statements for the year ended May 31, 2025 included in this prospectus. See “Long-Term Equity Incentives” below for discussion of the cancellation and replacement of certain outstanding stock options in January 2024.

(8) Represents our qualified non-elective contributions to the Company’s 401(k) employee savings plan. The total value of all personal benefits received by any named executive officer was less than $10,000 during each fiscal year.

Outstanding Equity Awards at 2025 Fiscal Year-End

The table below shows equity awards held by our named executive officers as of May 31, 2025.

								Equity
							Equity	incentive
							incentive	plan awards:
							plan awards:	Market or
							Number of	payout
	Number of	Number of					unearned	value of
	securities	securities					shares, units	unearned shares,
	underlying	underlying					or other	units or other
	unexercised	unexercised		Option		Option	rights that	rights that
	options (#)	options (#)		exercise		expiration	have not	have not
Name	exercisable	unexercisable		price ($)		date	vested (#)	vested ($)(8)
Dr. Jacob P. Lalezari	875,000	2,125,000	(1)	$0.21		3/7/2034
	750,000	2,250,000	(2)	$0.13		10/28/2034
Robert E. Hoffman	—	1,000,000	(3)	$0.41		5/15/2035
							3,500,000	1,190,000
Tyler Blok	312,492	937,508	(2)	$0.13		10/28/2034
	110,292	39,708	(4)	$0.35		11/1/2032
	499,992	500,008	(5)	$0.21		1/3/2034
	70,826	29,174	(6)	$0.21	(7)	7/25/2032

Note: All awards in the table are subject to forfeiture in the event Continuous Service, as the term is defined in the 2012 Plan, terminates prior to the applicable vesting date.

(1) Vests in 34 equal monthly installments beginning on June 7, 2025.

(2) Vests in 36 equal monthly installments beginning on June 30, 2025.

(3) 250,000 options will vest on May 15, 2026. The balance will vest in 36 equal installments beginning on May 31, 2026.

(4) Vests in 12 equal monthly installments beginning on June 30, 2025.

(5) Vests in 24 equal monthly installments beginning on June 30, 2025.

(6) Vests in 14 equal monthly installments beginning on June 30, 2025.

(7) See “Long-Term Equity Incentives” below for discussion of the cancellation and replacement of outstanding stock options for stock options with exercise prices of $0.21 per share.

(8) Based on closing price of common stock on May 31, 2025, of $0.34 per share.

Equity Compensation Plan Information

The following table sets forth information regarding outstanding stock options, RSUs and PSUs, as well as shares reserved for future issuance under our 2012 Plan, as of May 31, 2025.

Plan category	Number of securities to be issued upon exercise or vesting of outstanding options (a)		Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders	37,524,473	(1)	$0.42	6,173,286	(2)
Equity compensation plans not approved by stockholders (3)	800,000		$2.11	—
Total	38,324,473		0.46	6,173,286

(1)
Represents outstanding stock options, and PSUs granted to current or former employees and directors of the Company pursuant to the 2012 Plan. With regard to the 3,500,000 PSUs included in the total, no exercise price is paid upon vesting.

(2)
Represents shares available for future awards under the 2012 Plan that may be in the form of stock options, stock appreciation rights, restricted stock, RSUs, or other stock-based awards. The number of shares available for issuance automatically increases on June 1 of each calendar year in an amount equal to one percent of the Company’s total outstanding shares, unless the Company’s Board of Directors determines, before the immediately preceding fiscal yearend, that there should be a smaller or no increase. Pursuant to this provision, the number of shares covered by the 2012 Plan was increased by 12,491,746 shares effective June 1, 2025, which are not reflected in the table.
(3)
Represents outstanding stock options granted as compensation for certain consulting or advisory services provided to the Company by independent contractors and by members of our Scientific Advisory Board outside of the 2012 Plan.

Additional Information Regarding our Executive Compensation Program

Executive Compensation Policies and Procedures

Our Company believes that our executive compensation program should be designed to attract, motivate and retain highly qualified executives by paying them competitively and rewarding and encouraging individual and superior company performance, on both a short- and long-term basis, thereby aligning our executives’ behavior with long-term stockholder interests. The Board’s Compensation Committee is tasked with reviewing compensation policies and practices applicable to all executive officers. Effective July 2, 2021, the Compensation Committee adopted a written policy regarding executive compensation to govern the committee in making its determinations and fulfilling its responsibilities. Under the policy, the Compensation Committee will:

•
be composed of at least three members who are independent directors as provided under the Nasdaq Rules or rules of another applicable national securities exchange on which the Company’s stock is listed;
•
select and engage one or more independent compensation advisors and receive written recommendations from such advisors to assist the Compensation Committee in determining types and levels of compensation for executive officers and non-employee directors on an annual basis;
•
assess the compensation levels and composition of the Company’s peer group annually, based on factors the Compensation Committee deems relevant after discussion with its independent compensation advisor(s), and consider for selection as peers, as deemed appropriate by the Compensation Committee, companies that are operating in the same industries as the Company and have similar market capitalization;
•
consider and approve the compensation elements for the Company’s executive officers annually, including the criteria upon which executive compensation is based, the specific relationship of corporate performance to executive compensation, and the composition of executive compensation in terms of base salary, deferred compensation, performance-based compensation, equity-based compensation, and other benefits to be provided to executive officers; this decision-making process will be followed once per year, including evaluation of the achievement of goals for the most recent performance period(s) and establishment of goals for the ensuing performance period(s);
•
consider and approve the annual compensation for non-employee directors for each fiscal year, including cash retainers for service as directors and as members of Board committees, equity-based compensation, and other benefits to be provided to non-employee directors; and
•
refrain from recommending or approving bonuses to non-employee directors based on Company performance.

The policy expressly permits the Compensation Committee to make decisions regarding executive or director compensation in connection with the addition of new directors, the hiring of new executive officers or promotion of existing executive officers, and other circumstances that are, in the judgment of the Compensation Committee, exceptional. All decisions of the Compensation Committee are reported to our Board.

Role of Independent Compensation Consultant

The Compensation Committee has the sole authority and responsibility to select, retain, and terminate its independent compensation advisors and to approve their fees and terms of engagement. The Compensation Committee initially selected Aon as its independent compensation consultant in April 2021, based on its experience in developing independent, comparative compensation analyses by industry. Beginning in 2022, the Compensation Committee has renewed its engagement of Aon each subsequent fiscal year. In August 2024, at the Compensation Committee’s request, Aon provided updated salary, target cash incentive, and equity award information for fiscal year 2025, compared to the companies in a peer group recommended by Aon and approved by the Compensation Committee in April 2023. The peer group comprised 17 pre-commercial, publicly traded biotechnology companies conducting Phase 1/2 trials for up to five drugs under development. The Committee’s determinations regarding the Company’s executive compensation program for fiscal 2025 discussed below were based upon information and recommendations provided by Aon.

Base Salaries

Based on comparative compensation information and recommendations provided by Aon, an independent compensation consultant, the Compensation Committee fixed executive officer base salaries in fiscal year 2025 as follows: Dr. Lalezari’s annual base salary as CEO remained at $400,000; and Mr. Blok’s annual base salary, in part in recognition of a change in his title to Chief Legal Officer and his service in multiple roles on behalf of the Company, was increased effective June 1, 2024, from $315,000 to $365,000. Mr. Cohen’s consulting fees of $576,000 were specified in the Company’s consulting agreement with InterimExecs. When Mr. Hoffman was hired as the Company’s Chief Financial Officer effective May 15, 2025, the Compensation Committee fixed his annual base salary at $450,000.

Annual Cash Incentive Plan and Cash Bonuses

Annual cash incentives are paid based on the Compensation Committee’s determinations regarding the satisfaction of corporate or individual performance goals, if any, established by the committee and the committee’s evaluation of the individual performance of each executive officer in its sole discretion. Target amounts for Dr. Lalezari and Mr. Blok for services during fiscal year 2025 were set at 40% of base salary, and Mr. Hoffman’s target amount for fiscal year 2026 was also set at 40% of base salary in May 2025. Mr. Cohen was not eligible for a bonus for services in fiscal year 2025 under the terms of the Company’s consulting agreement with InterimExecs.

In July 2025, the Compensation Committee met to discuss the attainment of fiscal 2025 performance goals that had been approved by the committee in September 2024. The performance goals established for Dr. Lalezari and Mr. Blok generally mirrored the strategic corporate goals approved by the Board for the Company. The Compensation Committee unanimously concluded that none of the performance goals had been met, but also determined that both executive officers had made exemplary efforts during fiscal year 2025 that improved the Company’s prospects in future years. Accordingly, the Compensation Committee approved the payment of a discretionary bonus to Dr. Lalezari and Mr. Blok in the amount of $30,000 and $15,000, respectively.

Long-Term Equity Incentives

We provide long-term incentives to our named executive officers under the Company’s Amended and Restated 2012 Stock Incentive Plan (the “2012 Plan”). Equity awards during fiscal year 2025 were granted based on advice from Aon regarding the predominant practices of pre-revenue biotech companies and primarily took the form of grants of nonqualified stock options. Stock options provide our executives with opportunities for financial gain derived from the potential appreciation in stock price from the date the option is granted until the date the option is exercised. Stock options are granted to executives with an exercise price equal to or above the closing sale price of our common stock on the OTCQB on the grant date. Our long-term performance ultimately determines the value of stock options because gains from stock option exercises are entirely dependent on long-term appreciation in the price of our common stock. As a result, we believe stock options encourage our executives and other employees to focus on creating shareholder value. Nonqualified stock options do not provide holders with the tax advantages afforded to holders of incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended; rather, they benefit the Company by permitting it to deduct compensation expense for tax purposes when options are exercised in an amount equal to the compensation income recognized by the option holder. The Compensation Committee’s policy is to avoid granting stock options while the Company is in possession of material nonpublic information.

During fiscal year 2024, the Compensation Committee determined to cancel all stock options held by then employees of the Company, including certain options held by executive officers, with exercise prices above $0.35 per share. The Compensation Committee took this action (i) in an effort to further incentivize employee retention and performance, and (ii) because the cancellation and replacement of the existing stock options would result in less dilution to stockholders than granting additional stock options with a lower exercise price. The Compensation Committee approved the concurrent grant of new nonqualified stock options to the Company’s executive officers with an exercise price of $0.21 per share for a number of shares equal to the total number of options cancelled and with an identical vesting schedule as the cancelled options. The outstanding stock options are shown in the table under the heading “Outstanding Equity Awards at 2025 Fiscal Year-End” above.

During fiscal year 2025, the Compensation Committee granted nonqualified stock options with a 10-year term to the Company’s executive officers as follows: Dr. Lalezari, 3,000,000 shares; Mr. Blok, 1,250,000 shares; and Mr. Hoffman, 1,000,000 shares. Dr. Lalezari’s grant was for the same number as the annual grant in fiscal year 2024, while Mr. Blok’s grant was 25% higher than the prior year’s annual grant, placing him slightly below the 50th percentile for comparable positions in the Company’s peer group. The options awarded to Dr. Lalezari and Mr. Blok vest in 48 equal monthly installments through May 31, 2028, while 25% of the options granted to Mr. Hoffman will vest on May 15, 2026, and the balance in equal monthly installments through April 30, 2029. Mr. Hoffman also received an award of performance stock units (“PSUs”) under the 2012 Plan relating to 3,500,000 shares of the Company’s common stock, with vesting based on the earlier to occur of (i) 30 calendar days after the effective date of the Company’s successful uplisting from the OTCQB to a major US securities exchange, or (ii) a Change of Control (as defined in the 2012 Plan).

Employee Pension, Profit Sharing or Other Retirement Plans

Effective January 1, 2010, we adopted an employee savings plan pursuant to Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) and covering substantially all employees. We make “safe harbor” qualified non-elective contributions, which vest immediately, equal to 3% of each participant’s salary, up to the maximum limit permitted under Section 401(k). In addition, participants in the 401(k) Plan may contribute a percentage of their compensation, up to the maximum limit under the Internal Revenue Code. We do not have any other defined benefit pension plan or profit sharing or retirement plan.

Employment Agreements

The Company has entered into employment agreements with Dr. Lalezari, Mr. Hoffman and Mr. Blok that provide for an indefinite term of employment until terminated under the terms of the agreement, payment of a base salary (as adjusted by the Compensation Committee from time to time), a target bonus under the Company’s annual cash incentive plan described above, equity awards under the 2012 Plan (or any successor plan) as determined by the Compensation Committee, and benefits generally made available to the Company’s senior leadership.

Our current executive officers are eligible to participate in our short- and long-term incentive plans, with a target annual bonus equal to a percentage of annual base salary, as set by the Compensation Committee. The actual amount of the target awards paid is based on the Compensation Committee’s evaluation of the level of achievement of related performance goals or individual performance and are payable, as determined by the Compensation Committee, either in cash in full, or 50% in cash and 50% in unrestricted shares of common stock. The executive must remain actively employed by the Company through the date of a cash incentive payment to be entitled to payment.

Payments upon Termination of Employment, Death or Disability, or Change in Control

Mr. Hoffman and Mr. Blok are each entitled to severance or similar benefits upon termination of employment. Under Mr. Hoffman’s employment agreement, in the event we terminate his employment without cause in the absence of a change in control, and subject to his execution and non-revocation of a release of claims and continued compliance with certain restrictive covenants, he will be entitled to (x) during the first six months of employment, six payments based on his then base salary rate beginning on the first payroll date that is 60 days following termination of employment and (y) thereafter, one additional monthly payment for each additional month of employment up to a maximum of six additional monthly payments, in each case payable in regular installments in accordance with the Company’s regular payroll schedule. Mr. Blok’s employment agreement provides for similar terms, except that he will be entitled to (x) a lump sum payment equal to the sum of three months of base salary plus (y) payments equal to nine months of base salary payable in regular installments in accordance with the Company’s regular payroll schedule. In each case, the payments may, at the discretion of the Compensation Committee, be made in whole or in part through the issuance of shares of common stock. The total payments may not exceed the maximum amount qualified for the exemption from Section 409A of the Internal Revenue Code governing deferred compensation (the “Severance Limit”). Unless otherwise provided in an award agreement, outstanding and unvested stock awards held by Messrs. Hoffman and Blok will be forfeited to the extent not vested prior to termination.

In the event we terminate the employment of Mr. Hoffman (after 180 days of full-time, continuous employment) or Mr. Blok, without cause, or the executive resigns for good reason, within 12 months following a change in control, and subject to his execution and non-revocation of a release of claims, (x) Mr. Hoffman’s employment agreement provides for a lump sum payment 60 days thereafter equal to eight months of base salary, followed by a lump sum payment equal to 10 months of base salary payable 270 days following termination of employment, and (y) Mr. Blok’s employment agreement provides for a lump sum payment 60 days following termination of employment equal to 18 months of base salary; provided that the total of such payments, in each case, may not exceed the Severance Limit. Also, all then outstanding and unvested stock awards will be deemed to vest immediately prior to termination of employment as described in the preceding sentence and (if applicable) become immediately exercisable, unless otherwise provided in an award agreement. The definitions of certain terms used in Mr. Hoffman’s and Mr. Blok’s employment agreements are summarized below:

“Cause” generally means fraudulent or similar acts intended to enrich the executive personally to the detriment or at the expense of the Company; willful failure to perform the duties or obligations reasonably assigned to the executive; a material breach of the confidentiality or non-competition provisions of the employment agreement; conviction of or guilty plea to a crime involving a felony or a misdemeanor involving dishonesty or moral turpitude; and other willful engagement in misconduct, including conduct reasonably likely to result in negative publicity for the Company or harm to its reputation.

“Good reason” generally means a material reduction in the executive’s authority, duties, or responsibilities; a material decrease in the executive’s base salary (with certain exceptions); a material breach of the employment agreement by the Company; or a relocation of his principal place of employment by a distance of more than 50 miles.

“Change in control” generally means the acquisition by a person or group of more than 50% of the total fair market value or total voting power of our outstanding stock; the replacement of a majority of the members of the Board during any 12-month period (unless endorsed by a majority of the existing directors); or the acquisition by a person or group of assets representing at least 40% of the total gross fair market value of our assets.

Upon either Mr. Hoffman’s or Mr. Blok’s death or disability, the Company will satisfy its accrued obligations to pay their salary and benefits through the date of the event.

Director Compensation

During the 2025 fiscal year, our non-employee director compensation program was not adjusted from the 2024 fiscal year, and provided for: (i) $40,000 in annual cash retainer, (ii) an additional annual cash retainer of $30,000 for service as Lead Independent Director or independent Board Chair, (iii) additional annual cash retainers for committee chairs equal to $20,000 for the Audit Committee, $15,000 for the Compensation Committee, and $10,000 for the Nominating and Governance Committee, (iv) annual cash retainers for committee members of $10,000 for the Audit Committee, $7,500 for the Compensation Committee, and $5,000 for the Nominating and Governance Committee, and (v) an annual grant of a non-qualified stock option to purchase 800,000 shares of common stock (the same number of shares as in fiscal year 2024), with an exercise price equal to the closing sale price of the common stock on the date of grant, a 10-year term, and vesting in 12 equal monthly installments during fiscal 2025.

Director compensation is evaluated an annual basis, and decisions are made based on comparative compensation information and recommendations provided by Aon/Radford (“Aon”), the Company’s independent compensation consultant.

The following table sets forth certain information regarding the compensation earned by or awarded to each non-employee director for services during fiscal year 2025:

		Stock option
Name of non-employee director	Cash fees	awards (1)(2)	Total
Tanya D. Urbach (3)	$97,500	$91,200	$188,700
Lishomwa C. Ndhlovu, M.D., Ph.D.	$45,000	$91,200	$136,200
Karen J. Brunke, Ph.D.	$47,500	$91,200	$138,700
Ryan M. Dunlap	$65,000	$91,200	$156,200
Stephen M. Simes	$65,000	$91,200	$156,200

(1) Stock option awards represent the grant date fair value of the awards pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation (“ASC 718”), as described in Note 6 to the consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended May 31, 2025 (the “2025 Form 10-K”), to which reference is hereby made.

(2) The shares of common stock underlying stock options held by the non-employee directors as of May 31, 2025, are shown in the table below:

Number of shares underlying
Name of non-employee director	outstanding stock option awards
Tanya D. Urbach	1,959,611
Lishomwa C. Ndhlovu, M.D., Ph.D.	2,059,611
Karen J. Brunke, Ph.D.	1,884,611
Ryan M. Dunlap	1,785,334
Stephen M. Simes	1,778,012

(3) Cash fees include annual fees for service as independent Board Chair.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We describe below each transaction or series of similar transactions, since June 1, 2023, to which we were a party or will be a party, in which:

•
the amounts involved exceeded or may exceed $120,000; and
•
any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, at any time since June 1, 2023, had or will have a direct or indirect material interest.

The Audit Committee of the Board reviews and approves all related party transactions in accordance with the Company’s Related Party Transactions Policy, which is available on our website, www.cytodyn.com/investors. Generally, it is the Company’s policy to enter into or ratify related party transactions only when the Board, acting through the Audit Committee, determines that the transaction in question is in, or is not inconsistent with, the best interests of the Company and its stockholders. Specifically, when reviewing a related party transaction, the Audit Committee considers all relevant factors, including but not limited to (if and to the extent possible): the benefits to the Company; the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. We believe the terms of the related party transactions described below were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Dr. Lalezari, the Company’s current CEO, owns Lalezari Medical Corp., dba Quest Clinical Research (“Quest”). In the years prior to Dr. Lalezari’s appointment as CEO, Quest was one of several clinical locations for the Company’s past COVID19 clinical trials. The Company entered into a Clinical Trial Agreement (“CTA”) with Quest in relation to said clinical trials. Each CTA was negotiated in the ordinary course of business by the Company’s former CRO, years before Dr. Lalezari’s appointment as CEO of the Company, and the operational and financial terms of the CTA with Quest were comparable to the terms available to unrelated clinical locations. Dr. Lalezari was not employed by the Company at the time period of the trials. Since June 1, 2023, the largest total balance owed by the Company to Quest was approximately $0.4 million. Since June 1, 2023, the Company has paid Quest approximately $0.2 million for its services in conducting clinical trials of leronlimab. In addition, since Dr. Lalezari became CEO in November 2023, the Company has incurred approximately $45,990 for services performed at Quest, as conducted by an independent contractor serving as the designated principal investigator. As of February 28, 2026, the total outstanding balance owed by the Company to Quest was approximately $0.2 million.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common stock as of May 15, 2026, by (i) each of our directors; (ii) each of our named executive officers; and (iii) our current executive officers and directors as a group. To our knowledge, as of May 15, 2026, there were no beneficial owners of more than 5% of our outstanding common stock.

	Amount and Nature of	Percent of
Name of Beneficial Owner	Beneficial Ownership (1)	Total (2)
Directors and Named Executive Officers:
Jacob Lalezari, M.D. (3)	3,312,500	*
Robert Hoffman(3)	270,833	*
Mitchell Cohen	—	*
Tyler Blok(4)	1,670,026	*
Tanya Durkee Urbach (5)	2,265,319	*
Lishomwa C. Ndhlovu, M.D., Ph.D. (3)	2,203,206	*
Karen J. Brunke, Ph.D.(3)	2,028,206	*
Ryan Dunlap(3)	1,928,929	*
Stephen M. Simes(3)	1,921,607	*
Current directors and executive officers as a group (8 persons)(6)	15,600,626	1%

* Less than 1% of the outstanding shares of common stock.

(1)
Beneficial ownership includes shares of common stock as to which a person or group has sole or shared voting power or investment power. Beneficial ownership also includes shares subject to stock options, warrants, or other rights to acquire shares that are exercisable currently or within 60 days following May 15, 2026; such shares are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such stock options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage of any other person. Unless otherwise stated, numbers represent shares of common stock.
(2)
Percentages are based on 1,369,733,680 shares of common stock outstanding as of May 15, 2026.
(3)
Represents shares subject to stock options.
(4)
Includes 1,669,776 shares subject to stock options.
(5)
Includes 2,103,206 shares subject to stock options.
(6)
Includes 15,438,263 shares subject to stock options.

SELLING STOCKHOLDERS

When we refer to the “selling stockholders” in this prospectus, we mean the persons or entities specifically identified in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and other successors-in-interest who may subsequently hold any of the selling stockholders’ interests other than through a public sale.

The table below sets forth information concerning the resale of our shares by the selling stockholders. The total number of common shares sold under this prospectus may be adjusted to reflect adjustments due to stock dividends, stock distributions, splits, combinations or recapitalizations with regard to the common stock. Unless otherwise stated below in the footnotes, to our knowledge, neither the selling stockholders, nor any affiliate of such stockholders, has held any position or office with us during the three years prior to the date of this prospectus.

We have registered 184,135,636 shares of our common stock and 93,940,739 shares underlying outstanding warrants to purchase our common stock for resale by the selling stockholders named below. We will not receive any of the proceeds of sales by the selling stockholders of any of the shares of common stock covered by this prospectus. However, if all of the warrants covered by this prospectus are exercised for cash, we may receive proceeds of up to approximately $23.9 million, as further described in “Use of Proceeds.”

Set forth below are the names of the selling stockholders and the amount and percentage of common stock beneficially owned by each of the selling stockholders (including shares which the stockholders have the right to acquire within 60 days of May 15, 2026) prior to the offering, the shares to be sold in the offering, and the amount and percentage of common stock to be owned by each (including shares which the stockholders have the right to acquire within 60 days of May 15, 2026) after the offering assuming all shares are sold. The footnotes provide information about persons who have voting and dispositive power with respect to shares held by the selling stockholders.

The amounts and information set forth below are based upon information the Company received from the selling stockholders, and/or Company records. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell, unless indicated otherwise in the footnotes below, shares of our common stock otherwise than pursuant to this prospectus. The table below assumes that the selling stockholders sell all of the shares offered by them in offerings pursuant to this prospectus and do not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
2000 Welch Charitable Remainder Unitrust Agreement II(3)	47,548,145	3%	929,486	-	46,618,659	3%
2020 Welch Charitable Remainder Unitrust (3)	47,548,145	3%	1,607,091	-	45,941,054	3%
Abdo Balikcioglu	464,468	*	232,234	232,234	-	*
Adam Moshofsky	1,857,872	*	928,936	928,936	-	*
Adam Schofield	232,234	*	116,117	116,117	-	*
Adam Vierra	186,274	*	98,039	-	88,235	*
Adeel Shahid	3,336,808	*	1,393,404	1,393,404	550,000	*
Aggarwal Family Revocable Trust	718,313	*	232,234	232,234	253,845	*
Albert Konetzni Jr.	199,998	*	133,332	-	66,666	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Albrecht Catalan	50,000	*	50,000	-	-	*
Alexander B. Hardt	464,468	*	232,234	232,234	-	*
Alexander Tosi & Donna Tosi	3,771,957	*	1,161,169	1,161,169	1,449,619	*
Alicja Socha	2,610,914	*	255,457	255,457	2,100,000	*
Allen & Cassie Gabriel	119,018	*	119,018	-	-	*
Allen Gabriel	631,339	*	399,105	232,234	-	*
Alliance Trust Company Cust FBO Brian Mark Miller Roth Ira	792,000	*	792,000	-	-	*
ALLO Enterprises, LLC	464,468	*	232,234	232,234	-	*
Alok & Aruna Agrawal	13,600	*	10,000	-	3,600	*
Alon Cohen	53,333	*	53,333	-	-	*
AltoIRA Cust FBO Howard C Fritz Roth IRA	464,468	*	232,234	232,234	-	*
Alva Terry Staples	69,999	*	69,999	-	-	*
Anders P. Lindholm	130,000	*	100,000	-	30,000	*
Andrea Metkus Living Trust dtd 12-05-2020	392,156	*	392,156	-	-	*
Andreas & Brianne Johnson Trust dtd 04-16-2018	155,000	*	155,000	-	-	*
Andrew Lechter	174,066	*	100,537	-	73,529	*
Andrew Lowry	696,702	*	348,351	348,351	-	*
Andrew Van den Houten	232,234	*	116,117	116,117	-	*
Andy Davis	50,000	*	50,000	-	-	*
Angus J. Bruce	786,105	*	232,234	232,234	321,637	*
Ann Darda	942,728	*	232,234	232,234	478,260	*
Anthony & Angela Reed Family Trust dtd 05-30-2002	530,680	*	302,147	-	228,533	*
Anthony Eleftheriades	305,763	*	116,117	116,117	73,529	*
Anthony Nieto 401k Profit Sharing Plan	464,468	*	232,234	232,234	-	*
Ardara Capital LP	928,936	*	464,468	464,468	-	*
Arthur Steinberg	40,800	*	30,000	-	10,800	*
Ashbaugh Living Trust dtd 2-28-2000	77,433	*	77,433	-	-	*
Ashit & Minaxi Vijapura	68,000	*	50,000	-	18,000	*
Ashok Patel	33,333	*	33,333	-	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Ashok Patel & Harshida Patel	1,359,807	*	593,591	199,721	566,495	*
Aurora Taylor-Rojas	1,857,872	*	928,936	928,936	-	*
Austin 1997 Trust	33,333	*	33,333	-	-	*
Bailey Family Trust	20,364	*	-	10,182	10,182	*
Barbara Clark	7,844	*	7,844	-	-	*
Baron Lonner	2,045,356	*	892,156	-	1,153,200	*
Barrett Marshall Miller	220,000	*	220,000	-	-	*
Barry Saxe	395,714	*	395,714	-	-	*
Barry Schifrin	25,000	*	25,000	-	-	*
Beacon Investments, LLC	7,980,042	*	-	8,815	7,971,227	*
Benito Tosi & Nicolena Tosi Rev Trust dtd 05-15-2014	1,119,198	*	232,234	232,234	654,730	*
Binit J. Shah	99,999	*	66,666	-	33,333	*
Blaine 2000 Revocable Trust	464,468	*	232,234	232,234	-	*
BMM Capital LLC	440,000	*	440,000	-	-	*
Boston Light Advisors, LLC	434,401	*	400,000	-	34,401	*
Bradley & Lori Abeson Family Trust dtd 08-26-1997	34,000	*	25,000	-	9,000	*
Bravo Papa, LLC	2,493,550	*	-	53,626	2,439,924	*
Brendan M. Thorson	746,736	*	196,078	-	550,658	*
Brenna Tanzosh	38,462	*	38,462	-	-	*
Brian & Veronica Kline	350,000	*	350,000	-	-	*
Brian Skillern	75,000	*	75,000	-	-	*
Brian Sterling	11,622	*	11,622	-	-	*
Brinda Thimmappa	175,000	*	100,000	-	75,000	*
Bruce & Laura Goethe	405,000	*	245,000	-	160,000	*
Bruce A. Clarke & Paula J. Ignatowicz Family Trust dtd 04-18-2000	23,076	*	15,384	-	7,692	*
Bruce H. Seyburn	136,220	*	136,220	-	-	*
Bruce Inglis & Nancy Inglis	75,000	*	75,000	-	-	*
Bruce Lansky Revocable Trust dtd 03-16-2011	50,000	*	50,000	-	-	*
Bruce Mcfadden	50,250	*	50,250	-	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Bruce Seyburn	848,525	*	577,267	162,563	108,695	*
Bruce Wagner	620,000	*	400,000	-	220,000	*
Bryan Thompson	325,000	*	262,500	-	62,500	*
Byron Crowe	32,104	*	32,104	-	-	*
C. James & Karen A. Prieur	699,516	*	278,680	278,680	142,156	*
Calcott Family Trust	22,334	*	22,334	-	-	*
Calcott Family Trust	254,568	*	125,833	116,117	12,618	*
Callaham Family Education Trust 11-04-2015	50,000	*	50,000	-	-	*
Callaham Irrevocable Investment Trust I dtd 11-04-2015	725,000	*	725,000	-	-	*
Callaham Irrevocable Investment Trust III 11-04-2015	500,000	*	500,000	-	-	*
Callaham Irrevocable Trust II dtd 11-04-2015	725,000	*	725,000	-	-	*
Callaham Revocable Living Trust Dtd 11-04-2015	7,190,649	*	7,190,649	-	-	*
Candy D. Azevedo Trust Under Pauline Trust dtd 01-02-1998	4,999	*	4,999	-	-	*
Cantwell Investments, Inc.	464,468	*	232,234	232,234	-	*
Capacity Commerical Group LLC	199,999	*	133,333	-	66,666	*
Carolyn Roney	20,000	*	20,000	-	-	*
Casey Carrigan	695,237	*	232,234	232,234	230,769	*
Caterina Tosco-Parisi	1,946,502	*	642,156	-	1,304,346	*
Cedarview Opportunities Master Fund LLP	1,393,404	*	696,702	696,702	-	*
Cedric A. & Margaret E. Veum Living Trust	309,930	*	309,930	-	-	*
Chad Dale	464,468	*	232,234	232,234	-	*
Charles & Tammi Gates	68,000	*	50,000	-	18,000	*
Charles J. Magolske	232,234	*	116,117	116,117	-	*
Charles Jeffrey Trick & Clare Susan Trick Trust dtd 08-19-2020	240,000	*	90,000	-	150,000	*
Charles M. Johnson Jr.	425,172	*	425,172	-	-	*
Charles Mader	475,955	*	258,564	-	217,391	*
Charles Robinson Revocable Dec of Trust	32,500	*	25,000	-	7,500	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Charles Schwab & Co Inc Cust FBO Ross Pearson	37,500	*	37,500	-	-	*
Chase Warren	292,500	*	182,500	-	110,000	*
Childers Living Trust	450,731	*	92,893	92,893	264,945	*
Chris Lonsford	510,914	*	255,457	255,457	-	*
Christopher P. Gutek	464,468	*	232,234	232,234	-	*
Christopher R. Hermann	52,392	*	52,392	-	-	*
Clayton A. Struve	1,263,713	*	278,680	278,680	706,353	*
Clayton M. Snook	39,000	*	30,000	-	9,000	*
Cleto Escobedo III	25,000	*	25,000	-	-	*
Cole Capital, LLC	1,025,000	*	287,000	-	738,000	*
Collegiate Tutoring Inc.	220,274	*	123,039	-	97,235	*
Cologero Marasca	70,000	*	70,000	-	-	*
Conniff Family Trust	65,000	*	65,000	-	-	*
Cool Blue Capital LLC	288,750	*	7,377	-	281,373	*
Cooper Pulliam	5,279,395	*	928,936	928,936	3,421,523	*
Craig Broome	131,500	*	131,500	-	-	*
Craig Brown	25,000	*	25,000	-	-	*
Currie Family Credity Shelter Trust	557,360	*	278,680	278,680	-	*
Curt M. Hartman	249,890	*	25,000	-	224,890	*
Dale G. Ragan	2,558,931	*	1,525,488	-	1,033,443	*
Damon Mashore	125,000	*	125,000	-	-	*
Daniel & Delita Ann Camilleri	50,000	*	50,000	-	-	*
Daniel J. True	2,881,161	*	1,455,287	1,161,170	264,704	*
Daniel Kobin	928,936	*	464,468	464,468	-	*
Daniel O'Brien Najor	232,234	*	116,117	116,117	-	*
Danny Cornwell	1,149,857	*	232,234	232,234	685,389	*
Darren Scott	108,332	*	83,332	-	25,000	*
David & Elizabeth Kocyba	163,039	*	163,039	-	-	*
David & Kristi Lam	1,857,872	*	928,936	928,936	-	*
David A. Ufheil	218,333	*	200,000	-	18,333	*
David E. Harrison	300,000	*	300,000	-	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
David Ems	1,857,872	*	928,936	928,936	-	*
David J. Bommarito	665,015	*	421,018	116,852	127,145	*
David P. & Carole A. Scheid	36,000	*	36,000	-	-	*
David Remington	1,052,703	*	820,469	232,234	-	*
David Smigielski	23,000	*	23,000	-	-	*
David Ufheil	66,666	*	66,666	-	-	*
Dean DeWitt Bekken II	868,109	*	232,234	232,234	403,641	*
Denis R. Burger	19,607	*	19,607	-	-	*
Dennis Nowlin Jr.	70,000	*	70,000	-	-	*
Dodge & Dodge Partnership	1,680,359	*	696,702	696,702	286,955	*
Donald M. Ossey	186,274	*	98,039	-	88,235	*
Donald Zukowski	200,000	*	200,000	-	-	*
Douglas E. Jasek	20,000	*	20,000	-	-	*
Douglas Kevin Gratz	464,468	*	232,234	232,234	-	*
Duane Blech	68,000	*	50,000	-	18,000	*
Due Mondi Investments Ltd	776,597	*	295,616	116,117	364,864	*
Dyke Rogers	464,468	*	232,234	232,234	-	*
Eba Capital Inc	116,664	*	116,664	-	-	*
Edward Kinateder	280,000	*	200,000	-	80,000	*
Eileen F. Wenschlag Revocable Trust	125,000	*	125,000	-	-	*
EKM Capital LLC	151,850	*	137,000	-	14,850	*
Elden R. Gosney	173,058	*	173,058	-	-	*
Eldoret LLC	100,000	*	100,000	-	-	*
Eliezer A. Cohen	32,500	*	25,000	-	7,500	*
Eric Shuman	196,078	*	196,078	-	-	*
Ernest John Curcio	30,000	*	30,000	-	-	*
Ernest W. Moody Revocable Trust dtd 01-14-2009	2,677,212	*	1,498,606	998,606	180,000	*
Eugene & Laura Webb Revocable Trust dtd 07-25-2023	3,715,744	*	1,857,872	1,857,872	-	*
Flying S Ranch Trust	536,380	*	536,380	-	-	*
Fourfathom Capital LLC	706,665	*	663,333	-	43,332	*
Francis M. Lymburner	2,162,976	*	1,720,773	116,117	326,086	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Frank Bayo	928,936	*	464,468	464,468	-	*
Fred & Betty Bialek Revocable Trust dtd 12-20-2004	368,795	*	29,666	-	339,129	*
Fred Rotstein	224,000	*	84,000	-	140,000	*
Frederick J. Peet Jr.	99,396	*	49,698	-	49,698	*
Galen Kilburn Jr.	300,000	*	300,000	-	-	*
Gary W. Levine	371,871	*	255,754	116,117	-	*
GBS Trust dtd 11-20-2003	145,250	*	145,250	-	-	*
Gd Conniff LLC	83,659	*	83,659	-	-	*
Gebauer Revocable Trust	75,000	*	75,000	-	-	*
Geoffrey Fourqurean	465,608	*	232,804	232,804	-	*
George & Jane Copland	105,000	*	105,000	-	-	*
George & Karin Elefther	119,000	*	119,000	-	-	*
George B. Fisher	452,234	*	116,117	116,117	220,000	*
George Callaham	1,235,500	*	651,000	-	584,500	*
George Diamond	186,274	*	98,039	-	88,235	*
George M. Wilson	84,056	*	84,056	-	-	*
Gerald A. Tomsic Trust dtd 08-10-1995	1,784,594	*	866,360	99,007	819,227	*
Gerlad A. Tomsic	46,000	*	46,000	-	-	*
GFO Investments LLC	2,522,745	*	2,522,745	-	-	*
Gil Solomon	146,666	*	146,666	-	-	*
Greg Ferrell	261,618	*	116,117	130,809	14,692	*
Gregory G. Mario	37,500	*	37,500	-	-	*
Harnar Living Trust dtd 11-21-1995	2,758,994	*	0	5,877	2,753,117	*
Harold J.Carrigan	1,467,397	*	464,468	464,468	538,461	*
Harriet G. August Irrevocable Trust	139,340	*	69,670	69,670	-	*
Harrison Caplan	77,497	*	77,497	-	-	*
Harry Fox II	25,000	*	25,000	-	-	*
Harry Gordon	619,468	*	387,234	232,234	-	*
Harry T. Gordon Revocable Living Trust dtd 03-03-2020	196,078	*	196,078	-	-	*
Heather McPherson	371,574	*	185,787	185,787	-	*
Heather Wiswall	10,000	*	10,000	-	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Heeseop Shin	904,468	*	232,234	232,234	440,000	*
Heidi H. Pollock	1,585,606	*	1,583,769	1,837	-	*
Herbert Strauss	440,692	*	317,164	-	123,528	*
Hideo Takada	200,000	*	100,000	-	100,000	*
Howard Fritz	1,469	*	-	1,469	-	*
Howard Richmond	30,000	*	30,000	-	-	*
Igor Cherdak	432,728	*	-	21,303	411,425	*
Inspira Financial Trust LLC Cust FBO Nancy Romero Roth IRA	1,857,872	*	928,936	928,936	-	*
Inspira Financial Trust LLC Cust FBO Nathan Berkoff IRA	735	*	-	735	-	*
J. Mike Standefer	50,000	*	50,000	-	-	*
Jack Calvin Holland 1979 Trust dtd 02-14-1979	1,122,112	*	393,434	185,787	542,891	*
James Alderman	125,000	*	100,000	-	25,000	*
James E. Butcher	65,000	*	50,000	-	15,000	*
James F. Zucherman Revocable Trust	310,000	*	200,000	-	110,000	*
James H. Callaham	40,000	*	40,000	-	-	*
James Robert Peter Jenkins II Living Trust	1,000,000	*	1,000,000	-	-	*
James T. Betts	1,857,872	*	928,936	928,936	-	*
James Thomas Hayes III TTEE JTH III Living Trust dtd 12-18-2018	1,393,404	*	696,702	696,702	-	*
Jason Bryan	464,468	*	232,234	232,234	-	*
Jay Almohammed	208,695	*	100,000	-	108,695	*
Jeff Weiner	191,489	*	191,489	-	-	*
Jeffrey and Marieke Rothschild Revocable Living Trust	3,944,773	*	3,944,773	-	-	*
Jeffrey F. Brugos Trust	295,672	*	116,117	119,055	60,500	*
Jeffrey Preece Estate	2,938	*	-	2,938	-	*
Jeffrey S. Myers Trust	1,857,872	*	928,936	928,936	-	*
Jeffrey T. Roney	392,156	*	392,156	-	-	*
Jeffrey Tarrand	24,999	*	24,999	-	-	*
Jennifer L. Williams	80,000	*	80,000	-	-	*
Jia Huang	196,078	*	196,078	-	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Jill Wickersham	464,468	*	232,234	232,234	-	*
Jim Duane Dixon Jr.	928,936	*	464,468	464,468	-	*
Joe Campbell	1,082,068	*	301,904	301,904	478,260	*
Joe N. & Jamie W. Behrendt Revocable Trust	40,000	*	40,000	-	-	*
Joel Frank Henning	152,735	*	142,235	-	10,500	*
John & Laura Maring	106,999	*	81,333	-	25,666	*
John B. Payne III	65,000	*	50,000	-	15,000	*
John C. Blazier	3,846	*	2,564	-	1,282	*
John E. Dittoe	494,468	*	232,234	232,234	30,000	*
John Elliott	5,000	*	5,000	-	-	*
John J. & Lisa Connolly Hogan Family Trust dtd 10-04-2001	232,234	*	116,117	116,117	-	*
John M. Connor	418,508	*	214,156	116,117	88,235	*
John Roberts	1,117,646	*	588,235	-	529,411	*
John T. Gulliford	49,999	*	49,999	-	-	*
John V. Wagner	490,346	*	351,006	139,340	-	*
Jon and Melanie Stagnitti	56,513	*	48,163	-	8,350	*
Jon L. Nelson & Tammy L. Baker JTWROS	778,386	*	116,117	116,117	546,152	*
Jon Sessler	464,468	*	232,234	232,234	-	*
Joseph Noonan	196,078	*	196,078	-	-	*
Joseph O. Manzi	150,000	*	150,000	-	-	*
Jubal Frost	743,148	*	371,574	371,574	-	*
Judson & Barbara Longaker	667,942	*	293,588	-	374,354	*
Juha & Stacy Tuominen	254,274	*	148,039	-	106,235	*
Justin Whalen	75,000	*	75,000	-	-	*
Kadi Family Trust	76,665	*	76,665	-	-	*
KAM Capital LLC	151,850	*	137,000	-	14,850	*
Kamaljit Khara	140,000	*	140,000	-	-	*
Katie Knighton	704,068	*	109,431	-	594,637	*
Keith & Jeanne Fishback	1,603,374	*	897,996	464,468	240,910	*
Keith Fishback	57,690	*	57,690	-	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Ken Hsu	300,000	*	200,000	-	100,000	*
Ken Stinnett	66,666	*	66,666	-	-	*
Kenneth Abramowitz	464,468	*	232,234	232,234	-	*
Kenneth E. Chyten	33,333	*	33,333	-	-	*
Kenneth Liszewski	50,000	*	40,000	-	10,000	*
Kenneth Shell	2,037,234	*	601,351	235,172	1,200,711	*
Kent Tucker	343,136	*	196,078	-	147,058	*
Kenter Canyton Capital LLC	33,333	*	33,333	-	-	*
Kevin Gabrik	60,000	*	40,000	-	20,000	*
Kevin J. Maag	377,450	*	215,686	-	161,764	*
Kevin R. Lannert Revocable Trust	777,918	*	196,078	-	581,840	*
Kim Marie Timothy	4,476,477	*	232,234	232,234	4,012,009	*
Kim R. Koehler	928,936	*	464,468	464,468	-	*
Kimberly Coulter	90,000	*	60,000	-	30,000	*
Kristin Ammerman	30,000	*	30,000	-	-	*
Kyle Fry	5,816,498	*	464,468	479,160	4,872,870	*
Ladd Hill Development LLC	849,083	*	232,234	232,234	384,615	*
Langeliers Family Trust dtd 01-21-2015	1,103,265	*	590,196	2,938	510,131	*
Larry & Sandra Admire	273,129	*	25,000	-	248,129	*
Larry Crawford	98,039	*	98,039	-	-	*
Larry Lindstrom	422,548	*	246,078	-	176,470	*
Lasting Impressions Promotional Products 401k Plan	634,474	*	495,134	139,340	-	*
Lawrence E. Coffman Living Trust dtd 01-09-1992	51,764	*	51,764	-	-	*
Lewis H. Dowdy	49,999	*	49,999	-	-	*
Lisa Jo Callaham Revocable Living Trust	1,312,000	*	1,312,000	-	-	*
Lloyd Grissinger	532,282	*	75,000	-	457,282	*
Longjean Gmbh	272,420	*	272,420	-	-	*
Long-Sheng Chang	232,234	*	116,117	116,117	-	*
LRFA LLC David Welch(3)	47,548,145	3%	252,466	-	47,295,679	3%
Marc Herman	100,000	*	100,000	-	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Marc Rarden	100,000	*	100,000	-	-	*
Marilynn A. Vandor	70,000	*	70,000	-	-	*
Mark & Kirsten Carnese	1,698,166	*	464,468	464,468	769,230	*
Mark Suwyn	5,036,836	*	2,714,496	2,322,340	-	*
Mark Walchak	464,468	*	232,234	232,234	-	*
Mark Zampella & David M. Anders	99,998	*	99,998	-	-	*
Matthew C. Potter	121,568	*	48,039	-	73,529	*
Matthew J. Kennedy	232,234	*	116,117	116,117	-	*
Matthew Koehler	232,234	*	116,117	116,117	-	*
Matthew Wyatt	99,900	*	99,900	-	-	*
Maureen Petrosino Irrevocable Trust	3,991,677	*	3,253,501	-	738,176	*
Mazen Hanna	500,000	*	300,000	-	200,000	*
Michael & Margaret Elaine Labarbera	552,716	*	276,358	276,358	-	*
Michael A. Lightman Sr.	408,826	*	200,000	-	208,826	*
Michael Brotherton	20,000	*	20,000	-	-	*
Michael Brugos	484,313	*	375,618	-	108,695	*
Michael Desante	232,234	*	116,117	116,117	-	*
Michael F. Bonazzola	6,811	*	6,811	-	-	*
Michael Fishman	40,000	*	40,000	-	-	*
Michael G. Chieco	300,234	*	166,117	116,117	18,000	*
Michael J. Anderson	100,500	*	67,000	-	33,500	*
Michael K. Harries	175,000	*	175,000	-	-	*
Michael Kilcran	464,468	*	232,234	232,234	-	*
Michael Klein	283,903	*	195,668	-	88,235	*
Michael Mcdevitt	175,000	*	175,000	-	-	*
Michael R. Armbrecht	74,998	*	74,998	-	-	*
Michael Weiby	464,468	*	232,234	232,234	-	*
Middleton Albert Parker Jr. Revocable Trust dtd 07-16-15	1,960,784	*	1,960,784	-	-	*
Mike D. Nye	6,914,625	*	464,468	464,468	5,985,689	*
Mike D. Walker	361,522	*	204,761	120,761	36,000	*
Millennium Investment Services	232,234	*	116,117	116,117	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
401k PSP FBO Tony Reed
Millennium Trust Co Cust John Saefke IRA	47,960	*	47,960	-	-	*
Millennium Trust Company CUST FBO Christopher Hermann IRA	288,723	*	233,332	-	55,391	*
MIS Equity Strategies LP	1,428,932	*	1,157,592	69,670	201,670	*
Mitchell J. Tracy	745,194	*	232,234	232,234	280,726	*
Mitchell Mandich	711,134	*	232,234	232,234	246,666	*
Mitchell Tracy & Christine Gong	150,000	*	150,000	-	-	*
Monika Suhr	100,000	*	100,000	-	-	*
Monte & Janet Anglin	51,000	*	51,000	-	-	*
Myron F. Steves	25,500	*	25,500	-	-	*
Nancy Cowgill Trust	2,295,310	*	232,234	238,111	1,824,965	*
Nasreen Haroon	49,999	*	33,333	-	16,666	*
Nevan Baldwin	375,000	*	250,000	-	125,000	*
Newkumet Ltd	999,564	*	100,000	-	899,564	*
Nicholas Adams	300,000	*	250,000	-	50,000	*
Nicholas Cova & Cameron Alston Cova	1,857,872	*	928,936	928,936	-	*
Nicholas Diamond	186,274	*	98,039	-	88,235	*
Noah J. Anderson	2,016,641	*	232,234	232,234	1,552,173	*
Northlea Partners, LLLP	579,071	*	173,431	-	405,640	*
Nuview Cust FBO Stefan F Nowina IRA	279,979	*	213,333	-	66,646	*
Nuview Ira Inc Cust FBO Ross Pangere Ira	66,666	*	66,666	-	-	*
Nuview IRA Inc FBO Mia Kwong	33,333	*	33,333	-	-	*
Omar Haroon	1,115,210	*	562,507	464,468	88,235	*
Osprey I LLC	433,334	*	433,334	-	-	*
Paashi Investments LLC	275,000	*	275,000	-	-	*
Pamela Gingold	51,084	*	51,084	-	-	*
Patrick O'Connell	50,000	*	50,000	-	-	*
Paul Alati	34,000	*	25,000	-	9,000	*
Paul G. Darr & Dawn L. Darr	325,126	*	162,563	162,563	-	*
Paul Hamerton Kelly	76,735	*	76,735	-	-	*
Paul Hydok & Maureen Hydok	3,889,066	*	1,072,198	-	2,816,868	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Paul J. Apuzzo Revocable Trust	400,000	*	200,000	-	200,000	*
Paul Shealy	464,468	*	232,234	232,234	-	*
Peer Pedersen	6,005,208	*	348,351	348,351	5,308,506	*
Per Gustafsson	921,624	*	800,863	120,761	-	*
Peter Christopher Caputo	645,888	*	173,039	-	472,849	*
Peter D. Bannister	68,110	*	68,110	-	-	*
Peter H. Colettis	161,665	*	154,165	-	7,500	*
Peter J. Bowen & Diane S. Bowen Revocable Living Trust	210,000	*	210,000	-	-	*
Peter Reynolds	1,037,016	*	528,312	232,234	276,470	*
Peter Romano	171,568	*	98,039	-	73,529	*
Phil Jentgen	29,999	*	29,999	-	-	*
Philip M. Cannella	219,081	*	174,964	-	44,117	*
Pier Alexander Oliaro	260,000	*	240,000	-	20,000	*
Pradeep Kaul	48,750	*	48,750	-	-	*
Ragan Hexum Properties LLC	1,359,053	*	564,468	464,468	330,117	*
Rajaee Trust dtd 04-23-1999	20,149,120	1%	1,393,404	1,393,404	17,362,312	1%
Rajnikant N. Patel	88,666	*	88,666	-	-	*
Ralph E. Hardt	6,952,493	*	464,468	464,468	6,023,557	*
Ramjet Capital Ltd	79,999	*	79,999	-	-	*
Randall J. Wolfe Revocable Living Trust Uad 10-01-2020	358,956	*	196,078	-	162,878	*
Raymond Camphausen	50,000	*	50,000	-	-	*
Raymond Crespo	71,665	*	71,665	-	-	*
Redshield Capital, LLC	16,161	*	-	16,161	-	*
Reena Awasty	4,338,130	*	2,169,065	2,169,065	-	*
Renuka Sothinathan	500,000	*	500,000	-	-	*
Richard Davila	232,234	*	116,117	116,117	-	*
Richard Jeanneret	5,087,567	*	501,625	501,625	4,084,317	*
Richard Pestell	7,928,936	*	464,468	464,468	7,000,000	*
Rick Sargent	136,000	*	100,000	-	36,000	*
Rick Weber	272,548	*	96,078	-	176,470	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
River Integrity Investments, LLC	661,808	*	398,403	-	263,405	*
Rmy Capital LLC	27,000	*	18,000	-	9,000	*
Robert & Sherri Clemmer	32,500	*	25,000	-	7,500	*
Robert A. Juve	136,000	*	100,000	-	36,000	*
Robert Alvine	344,253	*	230,459	113,794	-	*
Robert D. Dunn	464,468	*	232,234	232,234	-	*
Robert D. Horowitz	1,062,932	*	232,234	232,234	598,464	*
Robert Dailey	1,119,720	*	120,000	-	999,720	*
Robert Dodge	4,321,803	*	1,348,781	464,468	2,508,554	*
Robert Fox	2,322,340	*	1,161,170	1,161,170	-	*
Robert L. Bahr Revocable Trust	1,034,468	*	802,234	232,234	-	*
Robert Lanphere	14,520,756	1%	696,702	704,048	13,120,006	*
Robert Myer	1,100,000	*	1,100,000	-	-	*
Robert Rathbone	251,638	*	27,856	-	223,782	*
Robert S. Johnson	517,809	*	139,340	139,340	239,129	*
Rohit Ram	1,746,954	*	673,477	673,477	400,000	*
Romero Holdings	50,000	*	50,000	-	-	*
Ron Hellwig	2,057	*	-	2,057	-	*
Ron Holman	251,659	*	158,296	-	93,363	*
Ronald & Amy Hellwig	2,625,809	*	624,390	232,234	1,769,185	*
Ross Carrigan	464,468	*	232,234	232,234	-	*
Ross Foster & Jenna Foster	32,500	*	25,000	-	7,500	*
Russell K. Wallack	75,000	*	75,000	-	-	*
Ryan Bloedel & Crystal Bloedel	696,702	*	348,351	348,351	-	*
Ryan Merriam	232,234	*	116,117	116,117	-	*
Ryan W. Shay	120,000	*	40,000	-	80,000	*
Sabi & Ronit Bivas	87,500	*	87,500	-	-	*
Samer Garas	130,000	*	100,000	-	30,000	*
Samuel A. Fisher	49,999	*	33,333	-	16,666	*
Samuel Kwon	684,918	*	351,411	116,117	217,390	*
Sandip I. Patel	1,344,971	*	877,742	-	467,229	*
Sanjay And Jayshree Patel Family Trust	392,156	*	392,156	-	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Scott I. Levin	464,468	*	232,234	232,234	-	*
Scott Lowry	2,913,606	*	232,234	232,234	2,449,138	*
Sean Mccance	4,572,321	*	2,959,328	928,936	684,057	*
Seth Zeidman	100,000	*	100,000	-	-	*
Shannon L. Bateman	1,585,607	*	1,583,770	1,837	-	*
Shawn P. Willard	1,147,443	*	454,961	-	692,482	*
Sheila Bhattacharya	1,393,404	*	696,702	696,702	-	*
Shital Mehta	1,464,468	*	232,234	232,234	1,000,000	*
Solomon Family Trust Of 1988	169,999	*	169,999	-	-	*
Southern Cross Trust (Graham Smith)	1,563,301	*	200,000	-	1,363,301	*
Stanton Rowe	1,857,872	*	928,936	928,936	-	*
Staples Family Partnership LLP	23,332	*	23,332	-	-	*
Starla Goff	55,498	*	48,397	-	7,101	*
Stefan F. Nowina	140,000	*	140,000	-	-	*
Stephen Connor	35,000	*	35,000	-	-	*
Stephen J. Kemp	86,450	*	86,450	-	-	*
Stephen Lesser	213,332	*	192,586	-	20,746	*
Stephen Shumpert	412,234	*	116,117	116,117	180,000	*
Steven & Melissa Hellwig Living Trust	1,765,066	*	1,595,066	-	170,000	*
Steven Collins	541,345	*	541,345	-	-	*
Steven Hornbaker	68,000	*	50,000	-	18,000	*
Strata Trust Company Cust FBO Adam Vierra IRA	928,936	*	464,468	464,468	-	*
Strata Trust Company Cust FBO Alexander Tosi IRA	5,047,678	*	185,787	185,787	4,676,104	*
Strata Trust Company Cust FBO Ann C. Darda Roth IRA	558,821	*	294,117	-	264,704	*
Strata Trust Company Cust FBO Clinton A. LeGeyt II IRA	260,102	*	130,051	130,051	-	*
Strata Trust Company Cust FBO James Elman IRA	371,574	*	185,787	185,787	-	*
Strata Trust Company Cust FBO Jeffrey Pfeiffer IRA	325,126	*	162,563	162,563	-	*
Strata Trust Company Cust FBO Jeffrey Weiner Roth IRA	5,633,424	*	1,277,287	1,295,652	3,060,485	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Strata Trust Company Cust FBO Justin Tosi IRA	464,468	*	232,234	232,234	-	*
Strata Trust Company Cust FBO Kellie Marie Davis IRA	98,039	*	98,039	-	-	*
Strata Trust Company Cust FBO Kent H. Elliot IRA	300,234	*	166,117	116,117	18,000	*
Strata Trust Company Cust FBO Lori Ann Renelt IRA #300006484	464,468	*	232,234	232,234	-	*
Strata Trust Company Cust FBO Mattew Richter Roth IRA	115,600	*	85,000	-	30,600	*
Strata Trust Company Cust FBO Nigel H. Timothy IRA	1,752,252	*	320,483	320,483	1,111,286	*
Strata Trust Company Cust FBO Paul Hydok IRA	19,764	*	-	4,408	15,356	*
Strata Trust Company Cust FBO Reena Awasty Roth IRA	193,852	*	96,926	96,926	-	*
Strata Trust Company Cust FBO Stephen M. Kann IRA	30,000	*	30,000	-	-	*
Strata Trust Company Cust FBO Tawny Lee Reid IRA	928,936	*	464,468	464,468	-	*
Strata Trust Company Cust FBO Theodore T. Stathis IRA	171,568	*	98,039	-	73,529	*
Strata Trust Company Cust FBO Thomas Rolfstad IRA	763,596	*	392,156	-	371,440	*
Strata Trust Company Cust FBO Timothy R. Schroeder Roth IRA	464,468	*	232,234	232,234	-	*
Strata Trust Company Cust FBO Timothy R. Schroeder SEP IRA	464,468	*	232,234	232,234	-	*
Strata Trust Company Cust FBO Troy Stevens IRA	650,742	*	330,273	232,234	88,235	*
Strata Trust Company Cust FBO Vanessa R. Schroeder Roth IRA	464,468	*	232,234	232,234	-	*
Strata Trust Company Cust FBO Veronica Marano Rollover IRA	1,983	*	-	1,983	-	*
Strata Trust Company FBO Vivek Awasty Roth IRA	1,429,788	*	714,894	714,894	-	*
Strata Trust FBO Jeremy Brown Benefit For Sydney Brown IRA	416,302	*	25,000	-	391,302	*
Strata Trust FBO John Ashbaugh IRA #300005336	2,103,022	*	928,936	928,936	245,150	*
Strata Trust FBO Mark Renelt	464,468	*	232,234	232,234	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Traditional IRA #300006240
Strata Trust FBO Michael Weiby IRA	25,000	*	25,000	-	-	*
Strata Trust FBO Michael Williams IRA	26,000	*	20,000	-	6,000	*
Strata Trust FBO Reena Awasty Simple IRA	199,574	*	99,787	99,787	-	*
Strata Trust FBO Verena Fabian IRA	39,000	*	30,000	-	9,000	*
Stuart Sherman	889,396	*	246,078	-	643,318	*
Sunil Lekhi	33,333	*	33,333	-	-	*
Surjya Das	464,468	*	232,234	232,234	-	*
Tanner A. Nitcher	263,136	*	116,078	-	147,058	*
Tawny Eastman	1,171,815	*	348,351	348,351	475,113	*
The Felix Frayman Trust	928,936	*	464,468	464,468	-	*
The Henry V. & Inell A. Chase Trust	3,065,490	*	1,532,745	1,532,745	-	*
The Johnson-Butler Family Trust	500,000	*	400,000	-	100,000	*
The Scott & Mary Schroeder Living Trust dt 02-10-2015	162,421	*	162,421	-	-	*
Thomas & Thomas Konscics	63,332	*	63,332	-	-	*
Thomas Dodge	464,468	*	232,234	232,234	-	*
Thomas E. Prasil Trust dt 11-26-2003	50,000	*	50,000	-	-	*
Thomas Eisenberg	327,895	*	327,895	-	-	*
Thomas Gately	30,000	*	30,000	-	-	*
Thomas Gruber	1,371,821	*	812,968	464,468	94,385	*
Thomas H. Butcher	1,173,879	*	167,647	-	1,006,232	*
Thomas Hamilton	43,223,408	3%	11,611,704	11,611,704	20,000,000	1%
Thomas J. Burke	464,468	*	232,234	232,234	-	*
Thomas M. Bey	1,671,293	*	232,234	232,234	1,206,825	*
Timoteo & Marilyn Deloso	50,000	*	50,000	-	-	*
Timothy O'Connor	873,200	*	436,600	436,600	-	*
Timothy R. Koehler	928,936	*	464,468	464,468	-	*
Todd & Barbara Albert	485,000	*	485,000	-	-	*
Trent Agnew	40,000	*	40,000	-	-	*
Troy O'Bryan	6,786,488	*	464,468	464,468	5,857,552	*
Troy Stevens	50,000	*	50,000	-	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Tyler Safratowich	197,548	*	21,078	-	176,470	*
Tyson Robbins	60,000	*	60,000	-	-	*
Umberto Stangarone	278,680	*	139,340	139,340	-	*
Vadim Dagman	232,234	*	116,117	116,117	-	*
Vaughn-Cole Holdings Trust	6,313,432	*	6,313,432	-	-	*
Velcro LLC	2,366,673	*	1,905,431	-	461,242	*
Vivek & Reena Awasty	3,318,899	*	-	5,877	3,313,022	*
Vladimir Zaharchook-Williams	199,999	*	133,333	-	66,666	*
Wade P. Carrigan	14,535,859	1%	1,918,253	1,925,599	10,692,007	*
Wade Schueneman	1,393,404	*	696,702	696,702	-	*
Wamoh LLC	1,756,096	*	817,156	-	938,940	*
Waterchase Capital LLC	207,179	*	207,179	-	-	*
Wayne Sapper	49,999	*	49,999	-	-	*
Wayne Westerman	1,351,329	*	818,722	-	532,607	*
William & Stephanie Costigan	190,672	*	190,672	-	-	*
William Bolt	140,902	*	106,468	-	34,434	*
William Bumgarner	136,220	*	136,220	-	-	*
William Cerullo	36,541	*	36,541	-	-	*
William Costigan	69,230	*	69,230	-	-	*
William Esson	80,000	*	80,000	-	-	*
William J. Truxal	232,234	*	116,117	116,117	-	*
William Kadi	25,000	*	25,000	-	-	*
William Murphy	470,146	*	232,234	232,234	5,678	*
William Raff	32,500	*	25,000	-	7,500	*
William Rawson	350,000	*	350,000	-	-	*
Wm Matthew Elerding	157,507	*	157,507	-	-	*
Yaser Azizi	1,490,194	*	784,313	-	705,881	*
Yogesh C. Farswani	34,056	*	34,056	-	-	*
Zachary Lainer Separate Property Trust	139,340	*	69,670	69,670	-	*

Paulson Investment Company, LLC(4)	7,391,992	*	278,758	1,155,786	5,957,448	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Ali Shahhosseini(5)	12,114	*	-	6,039	6,075	*
Amal Amin(5)	437,501	*	-	168,876	268,625	*
Basil Christakos(5)	11,549	*	11,549	-	-	*
Brady Clark(5)	24,388	*	6,533	-	17,855	*
Christopher Clark(5)	9,385,438	*	1,236,700	1,541,270	6,607,468	*
Damon Thomas(5)	1,803,018	*	25,901	641,779	1,135,338	*
Daniel Mancuso(5)	152,523	*	-	152,523	-	*
David Johnston(5)	22,038	*	-	22,038	-	*
Dax Barnhart(5)	483,864	*	-	2,938	480,926	*
Elizabeth Burk(5)	20,000	*	-	20,000	-	*
Eugene Webb(5)	14,032,597	1%	-	3,166,554	10,866,043	*
Gary Saccaro(5)	2,750,730	*	249,719	677,625	1,823,386	*
John Cassels(5)	78,496	*	-	78,496	-	*
John Nole(5)	167,527	*	-	167,527	-	*
Joseph Landolina(5)	7,346	*	-	7,346	-	*
Joshua Kaikov(5)	264,708	*	-	106,271	158,437	*
Joshua Kurzban(5)	58,872	*	-	58,872	-	*
Kathleen Rasmussen(5)	50,663	*	-	50,663	-	*
Malcolm Alexander Winks(5)	168,876	*	-	168,876	-	*
Margaret Lorraine Maxfield(5)	43,709	*	29,479	-	14,230	*
Marta Wypych(5)	1,215,829	*	23,597	243,851	948,381	*
Matthew Richter(5)	28,291	*	-	19,100	9,191	*
Michael Colagrossi(5)	980,415	*	-	3,306	977,109	*
Owen Carter(5)	32,301	*	-	22,626	9,675	*
Peter Fogarty(5)	107,177	*	-	107,177	-	*
Phillip Conway(5)	21,134	*	-	21,134	-	*
Robert Kutnick(5)	14,692	*	-	14,692	-	*
Robert Setteducati(5)	9,201,268	*	-	1,541,270	7,659,998	*
Rodney Baber(5)	187,229	*	366	-	186,863	*
Roger Barnhart(5)	483,864	*	-	2,938	480,926	*
Sarah Chang(5)	25,000	*	-	15,000	10,000	*
Tammy Caress(5)	27,172	*	-	27,172	-	*

	Shares
	Beneficially		Common Stock		Number of
	Owned	%Owned	Offered in this	Warrant	Shares	% of shares
Name of Selling Stockholder	Pre-Offering(1)	Pre-offering(2)	Offering	Shares	Post-Offering	Post offering(2)
Terrence Lynch(5)	309,659	*	-	43,173	266,486	*
Thomas Endres(5)	9,058	*	-	9,058	-	*
Thomas Parigian(5)	8,249,334	*	250,768	1,541,270	6,457,296	*
Trent Davis(5)	280,485	*	-	168,876	111,609	*

* Represents less than 1%

(1)
Beneficial ownership includes shares of common stock as to which a person or group has sole or shared voting power or dispositive power. Shares of common stock registered hereunder include shares that are exercisable or convertible within 60 days following May 15, 2026. Such shares are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person holding such convertible securities but are not deemed outstanding for computing the percentage of any other person.
(2)
Percentages are based on 1,369,733,680 shares of common stock outstanding as of May 15, 2026.
(3)
David Welch, as trustee, has voting and dispositive power over warrants covering 31,000,000 shares of common stock held by David F. Welch & Heidi A. Welch Trust, exercisable at a price of $0.10 per share. Dr. Welch also has voting and dispositive power over an additional 250,000 warrants, 1,000 shares of Series D Convertible Preferred Stock convertible into 1,250,000 shares of common stock, 14,415,491 shares of common stock, of which 252,466 are held by WFI Investments, LLC and, 14,163,025 are held in trusts, and options covering 632,654 shares of common stock which are held directly by Dr. Welch. Dr. Welch served as a director of the Company from January 10, 2019, until September 30, 2020. Also, on July 15, 2019, the Company entered into a consulting agreement with Dr. Welch to serve as non-executive interim Strategy Advisor. The consulting agreement was terminated in October 2019. Dr. Welch received stock options for 250,000 shares at a per share exercise price of $0.385 and for 187,500 shares at a per share exercise price of $0.39 as compensation under the consulting agreement.
(4)
The Executive Committee of Paulson Investment Company, LLC, a broker-dealer registered with the SEC and a member of FINRA, has voting and dispositive power over these warrant shares. The members of the Executive Committee are Messrs. Clark, Parigian and Setteducati. The warrants were issued to Paulson Investment Company, LLC, or its designees as partial compensation for serving as placement agent in private offerings conducted by the Company. We also paid Paulson Investment Company, LLC, a total of approximately $2.3 million in cash as fees for its services as placement agent in the offerings pursuant to which the warrants were acquired.
(5)
Individual is an officer, employee, or member of Paulson Investment Company, LLC.

PLAN OF DISTRIBUTION

The selling stockholders, which for this purpose include donees, pledgees, transferees, or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from the selling stockholders as a gift, pledge, dividend, distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales or other dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when selling our shares or interests in our shares:

•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•
block trades in which a broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•
on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;
•
privately negotiated transactions;
•
short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;
•
through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•
an agreement by a broker-dealer with the selling stockholders to sell a specified number of such shares at a stipulated price per share;
•
a combination of any such methods of sale; and
•
any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of our shares owned by them and, if a selling stockholder defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders may also transfer our shares in other circumstances, in which case the transferees, pledgees or other successors will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our shares in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from sales of shares by the selling stockholders.

The selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or under Section 4(a)(1) of the Securities Act, if available, rather than by means of this prospectus.

In connection with the sale of shares of common stock covered by this prospectus, broker-dealers may receive commissions or other compensation from the selling stockholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the shares of common stock for whom they act as agents, to whom they sell as principals, or both. Compensation for a particular broker-dealer may be over customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or from purchasers of the shares for whom they act as agents. Underwriters may sell the shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents, or other persons acting on behalf of the selling stockholders that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares of common stock by them and any discounts, commissions, or concessions received by any of those underwriters, broker-dealers, agents, or other persons may be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate amount of compensation in the form of underwriting discounts, concessions, commissions, or fees and any profit on the resale of shares by the selling stockholders that may be deemed to be underwriting compensation pursuant to Financial Industry Regulatory Authority, Inc., rules and regulations will not exceed applicable limits.

The selling stockholders and any underwriters, broker-dealers, or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. A selling stockholder who is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities, including but not limited to, Sections 11, 12, and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

To the extent required, the shares of our common stock to be sold, the name of the selling stockholder, the respective purchase prices and public offering prices, the names of any agent, dealer, or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement.

To comply with the securities laws of some states, if applicable, common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. All the foregoing may affect the marketability of common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

We will pay all expenses of the registration of common stock for resale by the selling stockholders, including, without limitation, filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, the selling stockholders will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by them.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 2,255,000,000 shares of capital stock, including 2,250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. As of May 15, 2026, we had 1,369,733,680 shares of common stock outstanding, 19,000 shares of Series B Preferred Stock (as defined below), 6,335 shares of Series C Preferred Stock (as defined below) and 8,452 shares of Series D Preferred Stock (as defined below) issued and outstanding.

The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our Board to issue additional shares of stock could enhance the Board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the Board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock and is qualified by reference to our certificate of incorporation, as amended, and bylaws, both of which are listed as exhibits to the Registration Statement of which this prospectus is a part, for additional information. The summary below is qualified by provisions of applicable law.

Common Stock

Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors. All actions required or permitted to be taken by stockholders at an annual or special meeting of the stockholders must be effected at a duly called meeting, with a quorum present of a majority in voting power of the shares entitled to vote thereon. Special meetings of the stockholders may only be called by our Board acting pursuant to a resolution approved by the affirmative majority of the entire Board. Subject to the rights, if any, of any series of preferred stock to elect directors and to remove any director whom the holders of any such stock have the right to elect, any director (including persons elected by directors to fill vacancies in the Board) may be removed from office, with or without cause, only by the affirmative vote of the holders of at least a majority in voting power of the shares then entitled to vote at an election of directors. Other than with respect to actions permitted to be voted on by holders of preferred stock voting separately as a class or series, stockholders may not take action by written consent.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of our common stock have equal ratable rights to such dividends as may be declared from time to time by our Board out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock do not have preemptive rights.

Under Section 170 of the DGCL, we are permitted to pay dividends only out of capital surplus or, if none, out of net profits for the fiscal year in which the dividend is declared or net profits from the preceding fiscal year. As of February 28, 2026, the Company had an accumulated deficit of approximately $920.6 million and had net loss in each fiscal year since inception and therefore is prohibited from paying any dividends whether in cash, other property, or in shares of capital stock.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock. As more fully described in our Certificate of Incorporation, holders of our common stock are not entitled to vote on certain amendments to the Certificate of Incorporation related solely to our preferred stock.

Our common stock is presently quoted on the OTCQB of the OTC Markets marketplace under the trading symbol CYDY. Our transfer agent and registrar is Computershare Shareholder Services.

Preferred Stock

Our Board is authorized to issue up to 5 million shares of preferred stock, par value $0.001 per share, in one or more series, of which approximately 4.6 million shares are undesignated. Our Board has the authority, within the limitations and restrictions prescribed by law and without stockholder approval, to provide by resolution for the issuance of shares of preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series of the designation of such series, by delivering an appropriate certificate of amendment to our Certificate of Incorporation to the Delaware Secretary of State. The issuance of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover, and adversely affecting the voting and other rights of the holders of our common stock.

The designation of terms of a specific series of preferred stock will include:

•
the title and stated value;
•
the number of shares in the series and the liquidation preference per share;
•
the dividend rate(s), period(s) and/or payment date(s), or method(s) of calculation for dividends, if any;
•
whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;
•
the provisions for a sinking fund, if any;
•
the provisions for redemption, if applicable;
•
whether the preferred stock will be convertible into our common stock and, if applicable, the conversion price (or how it will be calculated) and conversion period;
•
whether the preferred stock will be exchangeable into debt securities and, if applicable, the exchange price (or how it will be calculated) and exchange period;
•
voting rights, if any, of the preferred stock;
•
the relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution, or winding up of the affairs of the Company; and
•
any material limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon liquidation, dissolution, or winding up of the Company.

Series B Convertible Preferred Stock

Each share of the Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) is convertible into ten (10) shares of the Company’s common stock. Dividends are payable to the Series B holders when and as declared by the Board at the rate of $0.25 per share per annum. Such dividends are cumulative and accrue whether or not declared and whether or not there are any profits, surplus, or other funds or assets of the Company legally available therefor. At the option of the Company, dividends on the Series B Preferred Stock may be paid in cash or restricted shares of common stock, valued at $0.50 per share. The Series B holders can only convert their shares to shares of common stock if the Company has sufficient shares of common stock authorized and available for issuance at the time of conversion. The Series B Preferred Stock has liquidation preferences over the common shares at $5.00 per share, plus any accrued and unpaid dividends. Except as otherwise provided by law, the Series B holders have no voting rights. The Company does not accrue dividends on Series B preferred stock until such dividends are declared.

Series C Convertible Preferred Stock

The Series C Certificate of Designation provides, among other things, that holders of Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”), shall be entitled to receive, when and as declared by the Board and out of any assets at the time legally available therefor, cumulative dividends at the rate of ten percent (10%) per share per annum of the stated value of the Series C Preferred Stock, which is $1,000 per share (the “Series C Stated Value”). Any dividends paid by the Company will be paid to the holders of Series C Preferred Stock, prior and in preference to any payment or distribution to holders of common stock. Dividends on the Series C Preferred Stock are cumulative, and will accrue and be compounded annually, whether or not declared and whether or not there are any profits, surplus, or other funds or assets of the Company legally available therefor. There are no sinking fund provisions applicable to the Series C Preferred Stock. The Series C Preferred Stock does not have redemption rights. Dividends, if declared by the Board, are payable to holders in arrears on December 31 of each year. Subject to the provisions of applicable Delaware law, the holder may elect to be paid in cash or in restricted shares of common stock, with the number of shares to be based on the conversion price then in effect.

In the event of any liquidation, dissolution or winding up of the Company, the holders of Series C Preferred Stock will be entitled to receive, on a pari passu basis with the holders of the Series D Preferred Stock and in preference to any payment or distribution to any holders of the Series B Preferred Stock or common stock, an amount per share equal to the Series C Stated Value plus the amount of any accrued and unpaid dividends. If, at any time while the Series C Preferred Stock is outstanding, the Company effects a reorganization, merger, or consolidation of the Company, sale of substantially all of its assets, or other specified transaction (each, as defined in the Series C Certificate of Designation, a “Fundamental Transaction”), a holder of the Series C Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon conversion in full of the Series C Preferred Stock immediately prior to the Fundamental Transaction. Each share of Series C Preferred Stock is convertible at any time at the holder’s option into that number of fully paid and nonassessable shares of common stock determined by dividing the Series C Stated Value by the conversion price of $0.50 (subject to adjustment as set forth in the Series C Certificate of Designation). No fractional shares will be issued upon the conversion of the Series C Preferred Stock. Except as otherwise provided in the Series C Certificate of Designation or as otherwise required by law, the Series C Preferred Stock has no voting rights.

Series D Convertible Preferred Stock

The Series D Certificate of Designation provides, among other things, that holders of Series D Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”), shall be entitled to receive, when and as declared by the Board and out of any assets at the time legally available therefor, cumulative dividends at the rate of ten percent (10%) per share per annum of the stated value of the Series D Preferred Stock, which is $1,000 per share (the “Series D Stated Value”). Any dividends paid by the Company will be paid to the holders of Series D Preferred Stock prior and in preference to any payment or distribution to holders of common stock. Dividends on the Series D Preferred Stock are cumulative, and will accrue and be compounded annually, whether or not declared and whether or not there are any profits, surplus, or other funds or assets of the Company legally available therefor. There are no sinking fund provisions applicable to Series D Preferred Stock. The Series D Preferred Stock does not have redemption rights. Dividends, if declared by the Board, are payable to holders in arrears on December 31 of each year. Subject to the provisions of applicable Delaware law, the holder may elect to be paid in cash or in restricted shares of common stock, with the number of shares to be based on the conversion price then in effect.

In the event of liquidation, dissolution, or winding up of the Company, the holders of Series D Preferred stock will be entitled to receive, on a pari passu basis with the holders of the Series C Preferred Stock and in preference to any payment or distribution to any holders of the Series B Preferred Stock or common stock, an amount per share equal to the Series D Stated Value plus the amount of any accrued and unpaid dividends. If, at any time while the Series D Preferred Stock is outstanding, the Company effects any reorganization, merger, or consolidation of the Company, sale of substantially all of its assets, or other specified transaction (each, as defined in the Series D Certificate of Designation, a “Fundamental Transaction”), a holder of the Series D Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon conversion in full of the Series D Preferred Stock immediately prior to the Fundamental Transaction. Each share of Series D Preferred Stock is convertible at any time at the holder’s option into that number of fully paid and nonassessable shares of common stock determined by dividing the Series D Stated Value by the conversion price of $0.80 (subject to adjustment as set forth in the Series D Certificate of Designation). No fractional shares will be issued upon the conversion of the Series D Preferred Stock. Except as otherwise provided in the Series D Certificate of Designation or as otherwise required by law, the Series D Preferred Stock has no voting rights.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation, as amended

As described above, our Board is authorized to designate and issue shares of preferred stock in series and define all rights, preferences and privileges applicable to such series. This authority may be used to make it more difficult or less economically beneficial to acquire or seek to acquire us.

Special meetings of the stockholders may only be called by our Board acting pursuant to a resolution approved by the affirmative majority of the entire Board.

SECURITIES ACT RESTRICTIONS ON RESALE OF SECURITIES

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock or warrants to purchase common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of the Company at the time of, or at any time during the three months preceding, a sale and (ii) we have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months preceding the sale.

Persons who have beneficially owned restricted shares of common stock or warrants for at least six months but who are affiliates of the Company at the time of, or at any time during the three months preceding, a sale, will be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•
one percent (1%) of the total number of shares of common stock then outstanding; or
•
the average weekly reported trading volume of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of the Company under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if specified conditions are met, including the following conditions applicable to us:

•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and
•
the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months, other than Form 8‑K reports.

We have not been a shell company for more than 10 years, and so, as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 is available for the resale of restricted securities within the meaning of Rule 144.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Miller Nash LLP. If the validity of the securities offered hereby in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

The consolidated financial statements for the fiscal year ended May 31, 2025, incorporated in this prospectus by reference from our 2025 Form 10-K, have been audited by CBIZ CPAs P.C., an independent registered public accounting firm. Their report relating to the consolidated financial statements of CytoDyn Inc. contains one explanatory paragraph regarding substantial doubt as to CytoDyn Inc.’s ability to continue as a going concern. The report is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements for the fiscal year ended May 31, 2024, incorporated in this prospectus by reference from our 2025 Form 10-K, have been audited by Marcum LLP, an independent registered public accounting firm. Their report relating to the consolidated financial statements of CytoDyn Inc. contains one explanatory paragraph regarding substantial doubt as to CytoDyn Inc.’s ability to continue as a going concern. The report is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of the Registration Statement. This prospectus does not contain all of the information in the Registration Statement, including the exhibits filed with or incorporated by reference into the Registration Statement. For further information with respect to us and the common stock offered by this prospectus, we refer you to the Registration Statement and the exhibits to the Registration Statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at www.sec.gov and on our website at www.cytodyn.com. The information found on, or that can be accessed from, our website is not part of this prospectus or any applicable prospectus supplement.

We will provide you without charge upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in the Registration Statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

1111 Main Street, Suite 660

Vancouver, Washington 98660

(360) 980‑8524

You should rely only on the information in this prospectus and the additional information described above. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate only on the date of the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

CYTODYN INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

CytoDyn Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of CytoDyn Inc. (the “Company”) as of May 31, 2025, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year ended May 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31,2025, and the results of its operations and its cash flows for the year ended May 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended May 31, 2024, were audited by Marcum LLP, whose report dated August 15, 2024, expressed an unmodified opinion on those statements, including an emphasis of matter paragraph assuming the Company will continue as a going concern.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ CBIZ CPAs P.C.

We have served as the Company’s auditor since 2024.

Hartford, CT

July 25, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CytoDyn, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of CytoDyn, Inc. (the “Company”) as of May 31, 2024, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the year ended May 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2024, and the results of its operations and its cash flows for the year ended May 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum llp

We have served as the Company’s auditor since 2024.

Hartford, CT
August 15, 2024

CytoDyn Inc.

Consolidated Balance Sheets

(In thousands, except par value)

	May 31, 2025	May 31, 2024
Assets
Current assets:
Cash and cash equivalents	$11,903	$3,110
Restricted cash	—	6,704
Prepaid expenses	252	463
Prepaid service fees	3,723	538
Other receivables (Note 9)	2,000	—
Total current assets	17,878	10,815
Other non-current assets	169	321
Total assets	$18,047	$11,136
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$14,692	$29,561
Accrued liabilities and compensation	2,206	2,810
Accrued interest on convertible notes	18,151	15,227
Accrued dividends on convertible preferred stock	8,269	6,791
Convertible notes payable, net	27,200	29,793
Total current liabilities	70,518	84,182
Operating leases	—	141
Other liabilities (Note 9)	43,571	43,571
Total liabilities	114,089	127,894
Commitments and Contingencies (Note 9)
Stockholders’ deficit:
Preferred stock, $0.001 par value; 5,000 shares authorized:
Series B convertible preferred stock, $0.001 par value; 400 authorized; 19 issued and outstanding at May 31, 2025 and May 31, 2024	—	—
Series C convertible preferred stock, $0.001 par value; 8 authorized; 6 issued and outstanding at May 31, 2025 and May 31, 2024	—	—
Series D convertible preferred stock, $0.001 par value; 12 authorized; 9 issued and outstanding at May 31, 2025 and May 31, 2024	—	—
Common stock, $0.001 par value; 1,750,000 shares authorized; 1,249,460 and 1,059,002 issued, and 1,249,174 and 1,058,559 outstanding at May 31, 2025 and May 31, 2024, respectively	1,249	1,059
Treasury stock, $0.001 par value; 286 and 443 shares at May 31, 2025 and May 31, 2024, respectively	—	—
Additional paid-in capital	790,495	773,714
Accumulated deficit	(887,786)	(891,531)
Total stockholders’ deficit	(96,042)	(116,758)
Total liabilities and stockholders' deficit	$18,047	$11,136

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Years ended May 31,
	2025	2024
Operating expenses:
General and administrative	$7,260	$10,818
Research and development	(16,921)	7,240
Total operating expenses	(9,661)	18,058
Operating gain (loss)	9,661	(18,058)
Interest and other income (expense):
Interest income	565	217
Interest on convertible notes	(4,424)	(4,659)
Amortization of discount on convertible notes	(407)	(1,076)
Amortization of debt issuance costs	—	(572)
Issuance costs for private placement of shares and warrants through placement agent	—	(2,819)
Loss on induced conversion	(1,180)	(6,680)
Finance charges	(25)	(2,584)
Loss on note extinguishment	—	(13,374)
Gain on restructuring of payables	407	—
Loss on derivatives	(852)	(236)
Total interest and other income (expense)	(5,916)	(31,783)
Gain (loss) before income taxes	3,745	(49,841)
Income tax benefit	—	—
Net income (loss)	$3,745	$(49,841)
Income (loss) per share:
Basic	$0.00	$(0.05)
Diluted	$0.00	$(0.05)
Weighted average common shares used in calculation of income (loss) per share:
Basic	1,205,755	969,509
Diluted	1,242,922	969,509

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Stockholders’ Deficit

(In thousands)

	Preferred stock		Common stock		Treasury stock		Additional	Accumulated	Total stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	deficit	(deficit) equity
Balance May 31, 2023	34	$—	919,053	$919	443	$—	$731,270	$(841,690)	$(109,501)
Issuance of stock for convertible note repayment	—	—	34,309	34	—	—	5,216	—	5,250
Loss on induced conversion	—	—	—	—	—	—	6,680	—	6,680
Warrants issued in Note offering	—	—	—	—	—	—	359	—	359
Note Conversion	—	—	24,410	24	—	—	7,126	—	7,150
Stock issued for compensation	—	—	2,608	3	—	—	487	—	490
Stock issued for private offerings	—	—	75,622	76	—	—	21,621	—	21,697
Discount related to private offering modification	—	—	—	—	—	—	137	—	137
Warrant exercises	—	—	3,000	3	—	—	297	—	300
Preferred stock dividends accrued	—	—	—	—	—	—	(1,483)	—	(1,483)
Reclassification of warrants from liability to equity	—	—	—	—	—	—	79	—	79
Stock-based compensation	—	—	—	—	—	—	1,925	—	1,925
Net loss for May 31, 2024	—	—	—	—	—	—	—	(49,841)	(49,841)
Balance May 31, 2024	34	—	1,059,002	1,059	443	—	773,714	(891,531)	(116,758)
Issuance of stock for convertible note repayment	—	—	25,431	25	—	—	4,068	—	4,093
Loss on induced conversion	—	—	—	—	—	—	1,180	—	1,180
Stock issued for tender offer	—	—	152,505	153	—	—	13,873	—	14,026
Issuance costs related to stock issued for tender offer	—	—	—	—	—	—	(3,649)	—	(3,649)
Stock option exercises	—	—	500	1	—	—	105	—	106
Stock issued for compensation	—	—	435	—	—	—	100	—	100
Stock adjustment	—	—	(651)	(1)	(157)	—	1	—	—
Warrant exercises	—	—	12,238	12	—	—	1,069	—	1,081
Preferred stock dividends accrued	—	—	—	—	—	—	(1,478)	—	(1,478)
Stock-based compensation	—	—	—	—	—	—	1,512	—	1,512
Net income for May 31, 2025	—	—	—	—	—	—	—	3,745	3,745
Balance May 31, 2025	34	$—	1,249,460	$1,249	286	$—	$790,495	$(887,786)	$(96,042)

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Years ended May 31,
	2025	2024
Cash flows from operating activities:
Net income (loss)	$3,745	$(49,841)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	18	29
Amortization of debt issuance costs	—	572
Issuance costs for private placement of shares and warrants through placement agent	—	2,819
Amortization of discount on convertible notes	407	1,076
Gain on restructuring of payables	(407)	—
Loss on derivatives	852	236
Loss on induced conversion	1,180	6,680
Loss on note extinguishment	—	13,374
Stock-based compensation	1,612	2,415
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(4,840)	893
Accounts payable, accrued expenses, and other liabilities	(11,332)	10,765
Net cash used in operating activities	(8,765)	(10,982)
Cash flows from investing activities:
Net cash provided by/used in investing activities	—	—
Cash flows from financing activities:
Proceeds from warrant transactions, net of offering costs	10,377	—
Proceeds from sale of common stock and warrants, net of issuance costs	—	9,137
Proceeds from warrant exercises	1,081	300
Proceeds from convertible note and warrant issuances, net of offering costs	—	2,011
Proceeds from exercise of stock options	106	—
Proceeds held in trust	—	300
Cash paid for note payable	(710)	—
Net cash provided by financing activities	10,854	11,748
Net change in cash and restricted cash	2,089	766
Cash, cash equivalents, and restricted cash at beginning of period	9,814	9,048
Cash, cash equivalents, and restricted cash at end of period	$11,903	$9,814
Cash, cash equivalents, and restricted cash consisted of the following:
Cash and cash equivalents	$11,903	$3,110
Restricted cash	—	6,704
Total cash, cash equivalents, and restricted cash	$11,903	$9,814
Supplemental disclosure:
Cash paid for interest	$25	$45
Non-cash investing and financing transactions:
Derivative liability associated with warrants	$—	$102
Issuance of common stock for principal of convertible notes	$4,500	$5,250
Accrued dividends on Series C and D convertible preferred stock	$1,478	$1,483
Cashless exercise of warrants	$2	$—
Warrants issued to placement agent	$—	$1,783
Note conversion to common stock and warrants	$—	$3,302

See accompanying notes to consolidated financial statements.

CYTODYN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF MAY 31, 2025

Note 1. Organization

CytoDyn Inc. (together with its wholly owned subsidiary, the “Company”) was originally incorporated under the laws of Colorado on May 2, 2002, under the name RexRay Corporation and, effective August 27, 2015, reincorporated under the laws of Delaware. The Company is a clinical-stage biotechnology company focused on the clinical development of innovative treatments for multiple therapeutic indications based on its product candidate, leronlimab, a novel humanized monoclonal antibody targeting the CCR5 receptor.

The Company is currently working to further establish leronlimab via clinical development of its viability in solid-tumor oncology, and several other potential exploratory indications. Historically, the Company has investigated leronlimab as a viral entry inhibitor for treatment of HIV, believed to competitively bind to the N-terminus and second extracellular loop of the CCR5 receptor. For immunology, the CCR5 receptor is believed to be implicated in immune-mediated illnesses. Leronlimab is being or has been studied in solid tumors in oncology, as well as other indications where CCR5 is believed to play an integral role in the pathogenesis of disease.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of CytoDyn Inc. and its wholly owned subsidiary, CytoDyn Operations Inc. Intercompany transactions and balances are eliminated in consolidation.

Reclassifications

During the year ended May 31, 2025, the Company modified the consolidated statements of income to include depreciation expense as part of general and administrative expense. Previously, depreciation expense was presented as a separate line item. In addition, we modified the prior period interest income line item to conform to the current period presentation.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and satisfaction of liabilities in the normal course of business. As presented in the accompanying consolidated financial statements, the Company had losses for all periods presented, except for the year ended May 31, 2025. The Company had an accumulated deficit of approximately $887.8 million as of May 31, 2025. These factors, among others, including the various matters discussed in Note 9, Commitments and Contingencies, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s continuance as a going concern is dependent upon its ability to obtain additional operating capital, complete the development of its product candidate, leronlimab, obtain approval to commercialize leronlimab from regulatory agencies, continue to outsource manufacturing of leronlimab, and ultimately generate revenues and attain profitability. The Company plans to continue to engage in research and development activities related to leronlimab and a new or modified longer-acting therapeutic for multiple indications and expects to incur significant research and development expenses in the future, primarily related to its regulatory compliance, including performing additional pre-clinical and clinical studies in various indications, and seeking regulatory approval for its product candidate for commercialization. These research and development activities are subject to significant risks and uncertainties. The Company intends to finance its future development activities and its working capital needs primarily from the sale of equity and debt securities, combined with additional funding from other sources. However, there can be no assurance that the Company will be successful in these endeavors.

Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are assessed each period and updated to reflect current information, such as the status of our analysis of the results of our clinical trials and/or discussions with the FDA, which could have an impact on the Company’s significant accounting estimates and assumptions. The Company’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates include, but are not limited to, those relating to stock-based compensation, the assumptions used to value warrants and warrant modifications. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less when purchased and comprise bank deposits and money market funds. Our investments in money market funds are measured at fair value on a recurring basis and are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The value of the money market fund as of May 31, 2025, was approximately $11.4 million. The Company did not have a money market fund balance as of May 31, 2024.

Cash is maintained at federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to cash balances. Balances in excess of federally insured limits were approximately $11.7 million of the cash balance at May 31, 2025. Balances in excess of federally insured limits were approximately $2.9 million of the cash balance and approximately $6.7 million of the restricted cash balance at May 31, 2024.

Restricted Cash

As of May 31, 2025, the Company had no restricted cash. The $6.7 million restricted cash balance as of May 31, 2024 was related to cash that was being held as collateral as required in the Amarex litigation and was released in full on July 2, 2024, as part of the settlement agreement.

Research and Development

Research and development expenses include (i) employee-related expenses, including salaries, benefits, stock-based compensation expense and travel; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organization agreements and consultants; (iii) the cost of acquiring, developing and manufacturing clinical study materials; (iv) costs associated with preclinical and clinical activities and regulatory operations; and (v) costs incurred in development of intellectual property. Costs incurred in connection with research and development activities are expensed as incurred.

Clinical trial costs incurred through third parties are expensed commensurate with the contracted work performed. Contingent milestone payments that are due to third parties under research and development collaboration arrangements or other contractual agreements are expensed when the milestone conditions are probable and the payment amount is reasonably estimable. See Note 9, Commitments and Contingencies for additional discussion.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash, accounts payable and accrued liabilities, and debt. As of May 31, 2025, the carrying value of the Company’s assets and liabilities approximate their fair value due to the short-term maturity of the instruments. Debt is reported at amortized cost in the consolidated balance sheets which approximate fair value. The remaining financial instruments are reported in the consolidated balance sheets at amounts that approximate current fair values. The fair value hierarchy specifies three levels of inputs that may be used to measure fair value as follows:

•
Level 1. Quoted prices in active markets for identical assets or liabilities.
•
Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

•
Level 3. Unobservable inputs to the valuation methodology which are significant to the measurement of the fair value of assets or liabilities. These Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that cannot be corroborated with observable market data.

In accordance with the prescribed accounting guidance, the Company measured the fair value of money market funds and derivatives using the fair value hierarchy during the fiscal year ended May 31, 2025.

Leases

Operating lease right-of-use (“ROU”) assets are included in other non-current assets and the current portion of operating lease liabilities are included in accrued liabilities and compensation on the consolidated balance sheets. The long-term operating lease liabilities are presented separately as operating leases on the consolidated balance sheets. Lease ROU assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s lease terms do not include options to extend or terminate the lease as it is not reasonably certain that it would exercise these options. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Stock-Based Compensation

U.S. GAAP requires companies to measure the cost of services received in exchange for the award of equity instruments based on their fair value at the date of grant. The related expense is recognized over the period during which services are expected to be performed in exchange for the award (requisite service period), when designated milestones have been achieved or when pre-defined performance conditions are met.

The Company values its stock-based awards using the Black-Scholes option pricing model utilizing assumptions that include stock price volatility, expected term of the award, and risk-free interest rates. The Company estimates forfeitures at the time of grant and makes revisions in subsequent periods, if necessary, if actual forfeitures differ from those estimates. The Company estimated future unvested forfeitures at zero for all periods presented.

Debt

The Company issued promissory notes at a discount and incurred direct debt issuance costs. Debt discount and issuance costs are netted against the debt and amortized over the life of the promissory note.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance included in ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether the warrants meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. Warrants that meet all of the criteria for equity classification are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance and remeasured each balance sheet date thereafter.

Offering Costs

The Company periodically incurs direct incremental costs associated with the sale of shares of common stock and warrants to purchase shares of common stock; refer to Note 5, Private Placements of Common Stock and Warrants for additional information. The costs are recorded as a component of equity upon receipt of the proceeds if the security is classified as equity when the sale occurs or expensed as issuance costs if the security is classified as a liability when the sale occurs.

Income Taxes

Deferred taxes are recorded using the asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Future tax benefits for net operating loss carryforwards are recognized to the extent that realization of these benefits is considered more likely than not. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company follows the provisions of ASC 740‑10, Uncertainty in Income Taxes. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits for all periods presented. The Company has not recognized interest expense or penalties from the implementation of ASC 740‑10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefit in interest expense and penalties in operating expenses.

In accordance with Section 15 of the Internal Revenue Code, the Company utilized a federal statutory rate of 21% for our fiscal 2025 and 2024 tax years. The net tax expense for the fiscal years ended May 31, 2025, and 2024, was zero. As of May 31, 2025, and 2024, the Company has a full valuation allowance as management does not consider it more likely than not that the benefits from the deferred tax assets will be realized.

Basic and Diluted Net Earnings (Loss) Per Share

The Company calculates basic net earnings (loss) per share by dividing the net earnings (loss) by the weighted-average number of common shares outstanding during the period, without consideration of potential dilutive securities. Diluted net earnings (loss) per share is computed by dividing the net earnings (loss) by the sum of the weighted-average number of common shares outstanding during the period plus the dilutive effects of potentially dilutive securities outstanding during the period. Potentially dilutive securities include warrants to purchase shares of common stock, stock options, convertible shares of preferred stock, and convertible notes. For periods in which the Company has generated a net loss, the basic and diluted net loss per share are the same, as the inclusion of the potentially dilutive securities would be anti-dilutive.

Recent Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments clarify or improve disclosure and presentation requirements on various disclosure areas, including the statement of cash flows, earnings per share, debt, equity, and derivatives. The amendments will align the requirements in the FASB ASC with the SEC’s regulations. The amendments in this ASU will be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC and will not be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. The Company is currently evaluating the impact of the amendments on its financial statement disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The standard is intended to improve annual and interim reportable segment disclosure requirements regardless of the number of reporting units, primarily through enhanced disclosure of significant expenses. The amendment requires public companies to disclose significant segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included with each reported measure of segment profit and loss. The standard is effective for annual periods beginning after December 15, 2023. Early adoption is permitted and the amendments in this update should be applied retrospectively to all periods presented. The Company adopted this ASU in fiscal year 2025, see Note 12, Segment Information.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU is effective for annual periods beginning after December 15, 2024, and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the effect of this update on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses," which requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the financial statements. In January 2025, the FASB issued ASU 2025-01, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) – Clarifying the Effective Date” to clarify the effective date for non-calendar year-end entities. The amendments in this ASU will be effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently assessing the potential impacts of adoption on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, "Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments," which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or extinguishment of convertible debt. The new guidance is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual periods. The Company is currently evaluating the impact of the standard on its consolidated financial statements and related disclosures.

Note 3. Accrued Liabilities

The components of accrued liabilities were as follows (in thousands):

(in thousands)	May 31, 2025	May 31, 2024
Compensation and related expense	$278	$208
Legal fees and settlement	50	7
Clinical expense	487	329
License fees	1,105	1,799
Lease payable	141	142
Investor proceeds held in escrow	—	300
Other liabilities	145	25
Total accrued liabilities	$2,206	$2,810

As of May 31, 2025 and 2024, the accrued legal fees and settlement balance was primarily related to legal fees.

Note 4. Convertible Instruments and Accrued Interest

Convertible Preferred Stock

The following table presents the number of potentially issuable shares of common stock, should shares of preferred stock and amounts of undeclared and accrued preferred dividends be converted to common stock.

	May 31, 2025			May 31, 2024
(in thousands except conversion rate)	Series B	Series C	Series D	Series B	Series C	Series D
Shares of preferred stock outstanding	19	6	9	19	6	9
Common stock conversion rate	10:1	2,000:1	1,250:1	10:1	2,000:1	1,250:1
Total shares of common stock if converted	190	12,670	10,565	190	12,670	10,565
Undeclared dividends	$24	$—	$—	$19	$—	$—
Accrued dividends	$—	$3,769	$4,500	$—	$3,135	$3,656
Total shares of common stock if dividends converted	48	7,538	9,000	38	6,270	7,312

Under the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), dividends on its outstanding shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) may be paid in cash or shares of the Company’s common stock at the election of the Company. Dividends on outstanding shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and Series D Convertible Preferred Stock (the “Series D Preferred Stock”) are payable in cash or shares of common stock at the election of the holder. The preferred stockholders have the right to dividends only when and if declared by the Company’s Board of Directors. Shares of common stock presented in the table above represent the number of shares that would have been issued had the dividend been paid in shares of the Company’s common stock as of the end of each presented period; undeclared dividends of Series C Preferred Stock and Series D Preferred Stock are accrued as of May 31, 2025. Due to the Company’s accumulated deficit of approximately $887.8 million as of May 31, 2025, under Section 170 of the Delaware General Corporation Law, the Company is prohibited from paying any dividends, whether in cash, other property, or in shares of capital stock, until the deficiency in the amount of capital represented by the Company’s issued and outstanding preferred stock shall have been repaired. Refer to the discussion below for additional information.

Series B Convertible Preferred Stock

Each share of the Series B Preferred Stock is convertible into ten shares of the Company’s common stock. Dividends are payable to the Series B Preferred stockholders when and as declared by the Board at the rate of $0.25 per share per annum. Such dividends are cumulative and accrue whether or not declared and whether or not there are any profits, surplus, or other funds or assets of the Company legally available therefor. At the option of the Company, dividends on the Series B Preferred Stock may be paid in cash or restricted shares of the Company’s common stock, valued at $0.50 per share. The preferred shareholders can only convert their shares to shares of common stock if the Company has sufficient authorized shares of common stock at the time of conversion. The Series B Preferred Stock has liquidation preferences over the common shares at $5.00 per share, plus any accrued and unpaid dividends. Except as provided by law, the Series B holders have no voting rights. The Company does not accrue dividends on Series B preferred stock until such dividends are declared.

Series C Convertible Preferred Stock

The Series C Certificate of Designation provides, among other things, that holders of Series C Preferred Stock shall be entitled to receive, when and as declared by the Board and out of any assets at the time legally available therefor, cumulative dividends at the rate of ten percent (10%) per share per annum of the stated value of the Series C Preferred Stock, which is $1,000 per share (the “Series C Stated Value”). Any dividends paid by the Company will be paid to the holders of Series C Preferred Stock prior and in preference to any payment or distribution to holders of common stock. Dividends on the Series C Preferred Stock are cumulative, and will accrue and be compounded annually, whether or not declared and whether or not there are any profits, surplus, or other funds or assets of the Company legally available therefor. There are no sinking fund provisions applicable to the Series C Preferred Stock. The Series C Preferred Stock does not have redemption rights. Dividends, if declared by the Board, are payable to holders in arrears on December 31 of each year. Subject to the provisions of applicable Delaware law, the holder may elect to be paid in cash or in restricted shares of common stock, with the number of shares to be based on the conversion price then in effect. In the event of liquidation, dissolution, or winding up of the Company, the holders of Series C Preferred Stock will be entitled to receive, on a pari passu basis with the holders of the Series D Preferred Stock and in preference to any payment or distribution to any holders of the Series B Preferred Stock or common stock, an amount per share equal to the Series C Stated Value plus the amount of any accrued and unpaid dividends. If, at any time while the Series C Preferred Stock is outstanding, the Company effects a reorganization, merger or consolidation of the Company, sale of substantially all of its assets, or other specified transaction (each, as defined in the Series C Certificate of Designation, a “Fundamental Transaction”), a holder of the Series C Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon conversion in full of the Series C Preferred Stock immediately prior to the Fundamental Transaction. Each share of Series C Preferred Stock is convertible at any time at the holder’s option into that number of fully paid and nonassessable shares of common stock determined by dividing the Series C Stated Value by the conversion price of $0.50 (subject to adjustment as set forth in the Series C Certificate of Designation). No fractional shares will be issued upon the conversion of the Series C Preferred Stock. Except as otherwise provided in the Series C Certificate of Designation or as otherwise required by law, the Series C Preferred Stock has no voting rights.

Series D Convertible Preferred Stock

The Series D Certificate of Designation provides, among other things, that holders of Series D Preferred Stock shall be entitled to receive, when and as declared by the Company’s Board of Directors and out of any assets at the time legally available therefor, cumulative dividends at the rate of ten percent (10%) per share per annum of the stated value of the Series D Preferred Stock, which is $1,000 per share (the “Series D Stated Value”). Any dividends paid by the Company will first be paid to the holders of Series D Preferred Stock prior and in preference to any payment or distribution to holders of common stock. Dividends on the Series D Preferred Stock are cumulative, and will accrue and be compounded annually, whether or not declared and whether or not there are any profits, surplus, or other funds or assets of the Company legally available therefor. There are no sinking fund provisions applicable to the Series D Preferred Stock. The Series D Preferred Stock does not have redemption rights. Dividends, if declared by the Board, are payable to holders in arrears on December 31 of each year. Subject to the provisions of applicable Delaware law, the holder may elect to be paid in cash or in restricted shares of common stock, with the number of shares to be based on the conversion price then in effect. In the event of liquidation, dissolution, or winding up of the Company, the holders of Series D Preferred Stock will be entitled to receive, on a pari passu basis with the holders of the Series C Preferred Stock and in preference to any payment or distribution to any holders of the Series B Preferred Stock, $0.001 par value per share, or common stock, an amount per share equal to the Series D Stated Value plus the amount of any accrued and unpaid dividends. If, at any time while the Series D Preferred Stock is outstanding, the Company effects any reorganization, merger or consolidation of the Company, sale of substantially all of its assets, or other specified transaction (each, as defined in the Series D Certificate of Designation, a “Fundamental Transaction”), a holder of the Series D Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of common stock then issuable upon conversion in full of the Series D Preferred Stock immediately prior to the Fundamental Transaction. Each share of Series D Preferred Stock is convertible at any time at the holder’s option into that number of fully paid and nonassessable shares of common stock determined by dividing the Series D Stated Value by the conversion price of $0.80 (subject to adjustment as set forth in the Series D Certificate of Designation). No fractional shares will be issued upon the conversion of the Series D Preferred Stock. Except as otherwise provided in the Series D Certificate of Designation or as otherwise required by law, the Series D Preferred Stock has no voting rights.

Convertible Notes and Accrued Interest

The outstanding balance of convertible notes, the terms of which are described in more detail below, including accrued interest, were as follows:

	May 31, 2025			May 31, 2024
(in thousands)	April 2, 2021 Note	April 23, 2021 Note	Total	April 2, 2021 Note	April 23, 2021 Note	Total
Convertible notes payable outstanding principal	$2,831	$24,369	$27,200	$2,831	$27,369	$30,200
Less: Unamortized debt discount and issuance costs	—	—	—	(45)	(362)	(407)
Convertible notes payable, net	2,831	24,369	27,200	2,786	27,007	29,793
Accrued interest on convertible notes	5,378	12,773	18,151	4,634	10,593	15,227
Outstanding convertible notes payable, net and accrued interest	$8,209	$37,142	$45,351	$7,420	$37,600	$45,020

Changes in the outstanding balance of convertible notes, including accrued interest, were as follows:

(in thousands)	April 2, 2021 Note	April 23, 2021 Note	Total
Outstanding balance at May 31, 2024	$7,420	$37,600	$45,020
Amortization of issuance discount and costs	45	362	407
Interest expense	744	3,680	4,424
Fair market value of shares and warrants exchanged for repayment	—	(4,273)	(4,273)
Difference between market value of common shares and reduction of principal	—	(227)	(227)
Outstanding balance at May 31, 2025	$8,209	$37,142	$45,351

Convertible Note – April 2, 2021 Note

On April 2, 2021, the Company entered into a securities purchase agreement pursuant to which the Company issued a secured convertible promissory note in the initial principal amount of $28.5 million (the “April 2, 2021 Note”). The current maturity date is April 5, 2026. See April 2, 2021 and April 23, 2021 Note Extensions below. The Company received consideration of $25.0 million, reflecting an original issue discount of $3.4 million and issuance costs of $0.1 million.

Beginning in April 2025, in connection with extension of the maturity date, interest accrues at an annual rate of 6% on the outstanding balance, a decrease from an annual rate of 10%; provided that the rate would increase to the lesser of 22% per annum or the maximum rate permitted by applicable law upon occurrence of an event of default. In addition, upon any event of default, the investor may accelerate the outstanding balance payable under the April 2, 2021 Note; upon such acceleration, the outstanding balance will increase automatically by 15%, 10%, or 5%, depending on the nature of the event of default. The events of default are listed in Section 4 of the April 2, 2021 Note filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 8, 2021, and listed as Exhibit 4.6 in Item 15 to this report. The April 2, 2021 Note is secured by all the assets of the Company, excluding the Company’s intellectual property.

Pursuant to the terms of the securities purchase agreement and the April 2, 2021 Note, the Company must obtain the investor’s consent before assuming additional debt with aggregate net proceeds to the Company of less than $50.0 million. In the event of any such approval, the outstanding principal balance of the April 2, 2021 Note will increase automatically by 5% upon the issuance of such additional debt.

The investor may convert all or any part of the outstanding balance of the April 2, 2021 Note into shares of common stock at an initial conversion price of $10.00 per share upon five trading days’ notice, subject to certain adjustments and volume and ownership limitations. In addition to standard anti-dilution adjustments, the conversion price of the April 2, 2021 Note is subject to full-ratchet anti-dilution protection, pursuant to which the conversion price will be automatically reduced to equal the effective price per share in any new offering by the Company of equity securities that have registration rights, are registered, or become registered under the Securities Act, as amended. The April 2, 2021 Note provides for liquidated damages upon failure to deliver common stock within specified timeframes and requires the Company to maintain a share reservation of 6.0 million shares of common stock. The investor may redeem any portion of the note, at any time beginning six months after the issue date upon three trading days’ notice, subject to a maximum monthly redemption amount of $3.5 million. The April 2, 2021 Note requires the Company to satisfy its redemption obligations in cash within three trading days of the Company’s receipt of such notice. The Company may prepay the outstanding balance of the note, in part or in full, plus a 15% premium, at any time upon 15 trading days’ notice.

The conversion feature of the April 2, 2021 Note was analyzed under ASC 815, Derivatives and Hedging, to determine if it achieved equity classification or required bifurcation as a derivative instrument. The embedded conversion feature was considered indexed to the Company’s own stock and met the conditions for equity classification. Accordingly, the embedded conversion feature did not require bifurcation from the host instrument. The Company determined there was no beneficial conversion feature since the effective conversion rate was greater than the market value of the Company’s common stock upon issuance. Certain default put provisions were considered not to be clearly and closely related to the host instrument, but the Company concluded that the value of these default put provisions was de minimis. The Company evaluates the value of the default put provisions each reporting period to determine if the value has become material to the financial statements.

During the fiscal year ended May 31, 2024, in satisfaction of redemptions, the Company and the April 2, 2021 Noteholder entered into six exchange agreements, pursuant to which the April 2, 2021 Note was partitioned into new notes (the “Partitioned Notes”) with an aggregate principal amount of approximately $3.3 million, which was exchanged concurrently with the issuance of an aggregate amount of approximately 20.4 million shares of common stock. The outstanding balance of the April 2, 2021 Note was reduced by the Partitioned Notes to a principal amount of $2.8 million. The Company accounted for the Partitioned Notes and exchange settlements as induced conversions, and, accordingly, in the fiscal year ended May 31, 2024, the Company recorded a non-cash loss on convertible debt induced conversion of $4.7 million.

Convertible Note – April 23, 2021 Note

On April 23, 2021, the Company entered into a securities purchase agreement pursuant to which the Company issued a secured convertible promissory note to an institutional accredited investor affiliated with the holder of the April

2, 2021 Note in the initial principal amount of $28.5 million (the “April 23, 2021 Note”). The current maturity date is April 23, 2026. See April 2, 2021 and April 23, 2021 Note Extensions below. The Company received consideration of $25.0 million, reflecting an original issue discount of $3.4 million and issuance costs of $0.1 million. The April 23, 2021 Note is secured by all the assets of the Company, excluding the Company’s intellectual property.

Interest accrues at an annual rate of 6% on the outstanding balance of the April 23, 2021 Note, amended from an annual rate of 10%, with the rate increasing to the lesser of 22% per annum or the maximum rate permitted by applicable law upon the occurrence of an event of default. In addition, upon any event of default, the investor may accelerate the outstanding balance payable under the April 23, 2021 Note; upon such acceleration, the outstanding balance will increase automatically by 15%, 10%, or 5%, depending on the nature of the event of default. The events of default are listed in Section 4 of the April 23, 2021 Note filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 29, 2021, and listed as Exhibit 4.7 in Item 15 to this report.

The investor may convert all or any part of the outstanding balance into shares of common stock at an initial conversion price of $10.00 per share upon five trading days’ notice, subject to certain adjustments and volume and ownership limitations specified in the April 23, 2021 Note. In addition to standard anti-dilution adjustments, the conversion price of the April 23, 2021 Note is subject to full-ratchet anti-dilution protection, pursuant to which the conversion price will be automatically reduced to equal the effective price per share in any new offering by the Company of equity securities that have registration rights, are registered, or become registered under the Securities Act. The April 23, 2021 Note provides for liquidated damages upon failure to deliver common stock within specified timeframes and requires the Company to maintain a share reservation of 6.0 million shares of common stock.

The investor may redeem any portion of the April 23, 2021 Note, at any time beginning six months after the issue date, upon three trading days’ notice, subject to a maximum monthly redemption amount of $7.0 million. The April 23, 2021 Note requires the Company to satisfy its redemption obligations in cash within three trading days of the Company’s receipt of such notice. The Company may prepay the outstanding balance of the April 23, 2021 Note, in part or in full, plus a 15% premium, at any time upon 15 trading days’ notice.

Pursuant to the terms of the securities purchase agreement and the April 23, 2021 Note, the Company must obtain the investor’s consent before assuming additional debt with aggregate net proceeds to the Company of less than $75.0 million. In the event of any such approval, the outstanding principal balance of the April 23, 2021 Note will increase automatically by 5% upon the issuance of such additional debt.

The conversion feature in the April 23, 2021 Note was analyzed under ASC 815, Derivatives and Hedging, to determine if it achieved equity classification or required bifurcation as a derivative instrument. The embedded conversion feature was considered indexed to the Company’s own stock and met the conditions for equity classification. Accordingly, the embedded conversion feature does not require bifurcation from the host instrument. The Company determined there was no beneficial conversion feature since the effective conversion rate was greater than the market value of the Company’s common stock upon issuance. Certain default put provisions were not considered to be clearly and closely related to the host instrument, but the Company concluded that the value of these default put provisions was de minimis. The Company evaluates the value of the default put provisions each reporting period to determine if the value has become material to the financial statements.

During the fiscal year ended May 31, 2025, in satisfaction of redemptions, the Company and the April 23, 2021 Noteholder entered into seven exchange agreements, pursuant to which the April 23, 2021 Note was partitioned into the Partitioned Notes with an aggregate principal amount of $4.5 million, which was exchanged concurrently with the issuance of an aggregate amount of approximately 25.4 million shares of common stock. The outstanding balance of the April 23, 2021 Note was reduced by the Partitioned Notes to a principal amount of $24.4 million. The Company accounted for the Partitioned Notes and exchange settlements where the shares exchanged were worth more than principal extinguished as induced conversions, and, accordingly, in the fiscal years ended May 31, 2025 and May 31, 2024, the Company recorded a non-cash loss on convertible debt induced conversion of approximately $1.2 million and $1.9 million, respectively. The Company recognized an approximate $0.4 million gain on restructuring of payables during the fiscal year ended May 31, 2025 for the Partitioned Notes and the exchange settlements where the shares exchanged were worth less than principal extinguished.

The holders of the April 2 and April 23 Notes have waived provisions in the notes that would have resulted in the imposition of a default interest rate, a downward adjustment in the conversion price, or any other default, breach, or imposition of a penalty. The related transactions consisted of the issuance of shares of common stock and warrants issued through a placement agent.

April 2, 2021 Note and April 23, 2021 Note Extensions

In April 2023, the Company and the April 2, 2021 and April 23, 2021 noteholders entered into an amendment to each note that extended the maturity date an additional two years. In exchange, the Company agreed to pay the noteholders an extension fee equal to two and one-half percent (2.5%) of the outstanding balance of each note as of April 10, 2023. As a result, the balances of the April 2, 2021 Note and April 23, 2021 Note increased by $0.3 million and $0.9 million, respectively.

The Company accounted for the note extensions as an increase to the discount on the convertible notes payable and amortized the note extension fee until the extended maturity date, April 2025.

In April 2025, the Company and the April 2, 2021 and April 23, 2021 noteholders agreed to extend the maturity date of each of the notes by one year to April 2026 (the “Extension Period”) and to reduce the annual interest rate to 6%. The Company also agreed to make total monthly payments of $750,000 covering both notes during the Extension Period by issuing shares of common stock equal in value to each $750,000 monthly payment calculated based on the lower of (i) the previous trading day’s closing price, or (ii) the average of the five previous trading day closing prices.

In the event of a conflict, the terms in the April 2025 extensions supersede the terms of the original Notes and all prior amendments thereto.

Note 5. Private Placements of Common Stock and Warrants

Liability classified warrants

During April and May 2023, the Company agreed to issue warrants to the placement agent as part of the issuance costs of a note offering with an exercise price that was not determined until the final closing date. As the exercise price of the warrants was to be fixed based on the final terms of the offering, the Company accounted for the warrants as a liability-classified warrant beginning on the initial closing date until the final closing date. The value of the warrants on May 31, 2023, was recorded as a derivative liability on the balance sheet, and the change in the fair value of the warrants was recorded as a gain or loss on derivatives. On June 23, 2023, the final closing of the Placement Agent Notes occurred, and the fair value of the warrants became equity classified.

On July 31, 2023, notes owed by the Company were converted into units that had similar terms to units being offered in a private placement of shares and warrants through a placement agent that commenced in July 2023. As the unit price was not determinable until the final closing date of the subsequent private placement, the units related to the conversion of the notes were recorded as a liability and at fair value. On October 23, 2023, the private placement was concluded, which finalized the unit purchase price at $0.16, and the fair value of the units became equity-classified.

During November 2023, in connection with the issuance of the short-term notes, the Company agreed to issue warrants to the placement agent as part of the issuance costs, with the ultimate number of warrants and exercise price to be determined as of the final closing date. The value of the warrants was recorded as a derivative liability on the balance sheet until the final closing date in December 2023, and the change in the fair value of the warrants was recorded as a gain or loss on derivatives.

On December 29, 2023, the short-term notes were converted into units that had similar terms to units being offered in a private placement of shares and warrants through a placement agent. As the unit price was not determinable until the final closing date of the subsequent private placement, the units related to the conversion of the short-term notes were recorded as a liability and at fair value. The change in the fair value of the units was recorded as a gain or loss on derivatives. On May 3, 2024, the private placement was concluded, which finalized the unit purchase price at $0.10, and the fair value of the units became equity-classified.

In accordance with the prescribed accounting guidance, the Company measured fair value of liability classified warrants using fair value hierarchy included in Note 2, Summary of Significant Accounting Policies – Fair Value of Financial Instruments.

As of May 31, 2024, in accordance with ASC 815, Derivatives and Hedging, the Company reclassified warrants to equity when the warrants no longer qualified as liabilities. The Company recorded a loss on derivatives of approximately

$0.2 million in the fiscal year ended May 31, 2024, due to a change in fair market value of the liability classified shares of common stock and warrants. The table below presents a reconciliation of the beginning and ending balances for liabilities measured at fair value as of May 31, 2023, and during the fiscal year ended May 31, 2024. There were no liability-classified warrants in the fiscal year ended May 31, 2025.

(in thousands)	Liability Classified Warrants
Balance at May 31, 2023	$79
Classified as liability	6,970
Reclassified as equity	(7,285)
Loss on derivative due to change in fair market value	236
Balance at May 31, 2024	—

The Company used a Black-Scholes valuation model to estimate the value of the liability classified warrants using assumptions presented in the table below. The Black-Scholes valuation model was used because management believes it reflects all the assumptions that market participants would likely consider in negotiating the transfer of the warrant. The Company’s derivative liability is classified within Level 3.

The Company estimated the fair value of the warrant derivatives using the following assumptions:

	April	Inputs at Liability Classification			Inputs at Equity Classification
	Placement	July	November	December		July	November	December
	Agent	Note	Placement	Note	April	Note	Placement	Note
	warrants at	conversion	Agent	conversion	Placement	conversion	Agent conversion	conversion
	May 31, 2023	warrants	warrants	warrants	Warrants	warrants	warrants	warrants
Fair value of underlying stock	$ 0.26	$ 0.21	$ 0.18	$ 0.20	$ 0.27	$ 0.17	$ 0.30	$ 0.15
Risk free rate	3.64%	4.18%	4.42%	3.84%	3.74%	4.81%	4.14%	4.48%
Expected term (in years)	10.00	5.00	10.00	5.00	10.00	5.00	10.00	5.00
Stock price volatility	97.90%	124.55%	95.82%	124.25%	97.45%	124.70%	96.18%	124.04%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Tender Offer

On July 19, 2024, the Company closed a tender offer in which warrants to purchase approximately 127.1 million shares of common stock were exercised at a $0.09387 exercise price, resulting in gross proceeds of approximately $11.9 million and net proceeds of approximately $10.4 million. The Company also issued approximately 25.4 million shares of common stock as bonus shares in the tender offer. The Company paid the placement agent a total cash fee of approximately $1.4 million, equal to 13% of the gross proceeds of the offering, as well as repricing all warrants previously issued to the placement agent to an exercise price of $0.09387 per share. In connection with the tender offer, the Company recognized the following issuance costs: $1.4 million in cash paid to the placement agent, $0.1 million in legal fees, a $1.7 million change in fair value of the exercised warrants, and a $0.4 million change in fair value due to repricing the placement agent warrants.

Warrants

Warrant activity is presented in the table below:

			Weighted
			average
		Weighted	remaining	Aggregate
	Number of	average	contractual	intrinsic
(in thousands, except for exercise price and years)	shares	exercise price	life in years	value
Warrants outstanding at May 31, 2023	259,910	$0.37	4.57	$7,276
Granted	115,582	$0.28
Exercised	(3,000)	$0.10		$480
Forfeited, expired, and cancelled	(11,047)	$0.63
Warrants outstanding at May 31, 2024	361,445	$0.34	4.21	$2,697
Granted	—	$—
Exercised	(140,106)	$0.09		$7,615
Forfeited, expired, and cancelled	(8,211)	$0.56
Warrants outstanding at May 31, 2025	213,128	$0.27	3.71	$27,923
Warrants outstanding and exercisable at May 31, 2025	213,128	$0.27	3.71	$27,923

Warrant exercises

During the fiscal year ended May 31, 2025, the Company issued approximately 10.4 million shares of common stock in connection with the exercise of an equal number of warrants. The stated exercise prices ranged from $0.10 to $0.21 per share, which resulted in aggregate gross proceeds of approximately $1.1 million. Additionally, during the fiscal year ended May 31, 2025, the Company issued approximately 1.9 million shares of common stock in connection with the cashless exercise of approximately 2.6 million warrants with a stated exercise price of $0.09387 per share.

Note 6. Equity Incentive Plan

Equity Incentive Plan

As of May 31, 2025, the Company had one active equity incentive plan, the CytoDyn Inc. Amended and Restated 2012 Equity Incentive Plan (the “2012 Plan”). The 2012 Plan contains an “evergreen provision” whereby the total number of shares available to be issued automatically increases annually on the first day of each fiscal year in an amount equal to 1.0% of the total outstanding shares on the last day of the prior fiscal year, unless the Board determines otherwise before the fiscal year end. As of May 31, 2025, the 2012 Plan covered a total of 66.8 million shares of common stock.

Stock options

Stock option activity is presented in the table below:

			Weighted
			average
		Weighted	remaining	Aggregate
	Number of	average	contractual	intrinsic
(in thousands, except exercise price and years)	shares	exercise price	life in years	value
Options outstanding at May 31, 2023	19,823	$0.99	7.87	$—
Granted	14,251	$0.21
Exercised	—	$—
Forfeited, expired, and cancelled	(8,225)	$0.87
Options outstanding at May 31, 2024	25,849	$0.60	7.77	$—
Granted	13,025	$0.17
Exercised	(500)	$0.21		$72
Forfeited, expired, and cancelled	(50)	$0.66
Options outstanding at May 31, 2025	38,324	$0.46	7.65	$4,039
Options outstanding and exercisable at May 31, 2025	28,594	$0.54	7.23	$2,653

The fair value of the equity awards granted is estimated using the Black-Scholes option-pricing model based on the closing stock prices at the grant date and the assumptions specific to the underlying award. Expected volatility assumptions are based on the historical volatility of the Company’s common stock. The expected term assumption is based on the contractual and vesting term of the equity award. The risk-free interest rate is based on the U.S. Treasury yield curve with a maturity equal to the expected life assumed at the grant date. The following table summarizes the assumptions used in the determination of fair value:

	Years ended May 31,
	2025	2024
Expected Volatility	123.2% - 130.4%	108.6% - 115.7%
Weighted-Average Volatility	127.02%	112.24%
Expected Dividends	—%	—%
Expected Term (In years)	5.1 - 6.1	5.1 - 6.0
Risk-Free Rate	3.96%	3.96%

In the fiscal years ended May 31, 2025, and 2024, stock-based compensation expense related to equity instruments totaled $1.3 million and $2.4 million, respectively; stock-based compensation expense is presented in general and administrative expense and research and development expense in the Company’s consolidated statements of operations. The grant date fair value of options vested during the same periods was approximately $1.3 million and $3.3 million, respectively. As of May 31, 2025, there was approximately $1.7 million of unrecognized compensation expense related to share-based payments for unvested options, which is expected to be recognized over a weighted-average period of approximately 1.5 years.

During the fiscal year ended May 31, 2025, the Company granted stock options covering a total of approximately 13.0 million shares of common stock to directors, employees, and consultants, with exercise prices ranging between $0.13 and $0.41 per share. Of the options granted during the fiscal year ended May 31, 2025, approximately 7.0 million vest over four years, and approximately 6.0 million vest over one year, with a ten-year term. The grant date fair values of the stock options ranged between $0.11 and $0.37 per share. As of May 31, 2025, and May 31, 2024, there were approximately 28.6 million and 19.7 million vested stock options and approximately 9.7 million and 6.1 million unvested stock options outstanding, respectively.

RSUs and PSUs

The 2012 Plan provides for equity instruments, such as RSUs and PSUs, which grant the right to receive a specified number of shares over a specified period of time. RSUs and PSUs are service-based awards that vest according to the terms of the grant. PSUs have performance-based payout conditions.

The following table summarizes the Company’s RSU and PSU activity:

			Weighted average
	Number of	Weighted average	remaining contractual
(shares in thousands)	RSUs and PSUs (1)	grant date fair value	life in years
Unvested RSUs and PSUs at May 31, 2023	1,293	$0.58	0.81
RSUs and PSUs granted	—
RSUs and PSUs forfeited	(1,293)	0.58
RSUs and PSUs vested	—
Unvested RSUs and PSUs at May 31, 2024	—
RSUs and PSUs granted	3,500	0.41
RSUs and PSUs forfeited	—
RSUs and PSUs vested	—
Unvested RSUs and PSUs at May 31, 2025	3,500	$0.41	1.75

(1)	The number of PSUs disclosed in this table are at the target level of 100%.

In May 2025, the Company awarded 3.5 million PSUs to Robert Hoffman, the Company’s Chief Financial Officer, in connection with the commencement of his employment. The vesting of the PSUs is contingent on the achievement of specified performance-based conditions, with a potential payout percentage ranging from 0% to 100%.

Based on the estimated level of achievement of the performance targets associated with the PSUs as of May 31, 2025, unrecognized compensation expense related to the unvested portion of the Company’s RSUs and PSUs totaled approximately $1.4 million, which is expected to be recognized over a weighted-average period of 1.75 years.

Issuance of shares to consultants

In March 2022, the Board approved the issuance under the 2012 Plan of shares of common stock to consultants as payment for services provided. During the fiscal years ended May 31, 2025 and 2024, a total of approximately 0.4 million and 2.5 million shares of common stock, respectively, were issued pursuant to the respective award agreements with the consultants.

Note 7. Income (loss) per Common Share

Basic income (loss) per share is computed by dividing the net income (loss) adjusted for preferred stock dividends by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share includes the weighted average common shares outstanding and potentially dilutive common stock equivalents. For periods in which the Company has generated a net loss, the basic and diluted weighted average shares outstanding are the same, since including the additional shares would have an anti-dilutive effect on the loss per share.

The reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations are as follows:

	Years ended May 31,
(in thousands, except per share amounts)	2025	2024
Numerator:
Net income (loss)	$3,745	$(49,841)
Less: Accrued preferred stock dividends	(1,483)	(1,483)
Net income (loss) applicable to common stockholders	$2,261	$(51,324)
Denominator:
Basic weighted average common shares outstanding	1,205,755	969,509
Effect of dilutive securities:
Warrant exercises	34,821	—
Option exercises	2,346	—
Diluted weighted average common shares outstanding	1,242,922	969,509

Basic income (loss) per share	0.00	(0.05)
Diluted income (loss) per share	0.00	(0.05)

Refer to Note 13, Subsequent Events for additional information regarding the shares issued subsequent to May 31, 2025.

The table below shows the numbers of shares of common stock issuable upon the exercise, vesting, or conversion of outstanding options, warrants, unvested restricted stock (including those subject to performance conditions), convertible preferred stock (including undeclared dividends), and convertible notes that were not included in the computation of the diluted weighted average number of shares of common stock outstanding for the periods presented:

	Years ended, May 31
(in thousands)	2025	2024
Stock options, PSUs, and warrants	217,785	387,294
Convertible notes	12,000	12,000
Convertible preferred stock	40,013	37,046

Note 8. Income Taxes

Income (loss) before provision for income taxes was $3.7 million and ($49.8) million for the years ended May 31, 2025 and 2024, respectively, all of which was generated in the United States.

The Company’s provision for income taxes consists of the following:

	Years Ended May 31,
	2025	2024
Current:
Federal	$—	$—
State	—	—
Total Current	—	—
Deferred:
Federal	(2,433)	57
State	—	—
Change in valuation allowance	2,433	(57)
Total deferred	—	—
Total income tax benefit (expense)	$—	$—

The Company’s provision for income tax differs from the amount computed by applying the statutory federal income tax rate to income before taxes as follows:

	Years ended May 31,
	2025	2024
Statutory federal income tax rate	21.0%	21.0%
Derivative loss	4.8	(0.1)
Non-deductible debt issuance costs	(2.3)	(7.1)
Non-deductible interest on convertible notes	24.8	(2.0)
Non-deductible loss on induced conversion	6.6	(2.8)
Non-deductible debt discount amortization	2.3	(0.5)
Stock Compensation	6.2	(7.2)
NOL expiration	1.5	(0.0)
Other	(0.0)	(1.2)
Valuation allowance	(64.9)	(0.1)
Total provision for income taxes	0.0%	0.0%

As of May 31, 2025 and 2024, the net deferred tax assets consisted of the following:

	As of May 31,
	2025	2024
Deferred tax assets:
Net operating loss	$97,626	$100,897
Credits	2,063	2,063
ASC 718 expense on non-qualified stock options	2,724	2,665
Accrued expenses	272	411
Lease liability	30	59
Inventory charges	6,173	6,173
Inventory write-off	1,953	1,953
Contingent liability	9,150	9,202
Issued warrants	2,901	3,000
Section 174 R&D costs	3,179	2,056
Amortization	155	207
Fixed assets	4	5
Other	—	—
Total gross deferred tax asset	126,230	128,691
Less valuation allowance	(126,203)	(128,636)
Total deferred tax assets	27	55
Deferred tax liabilities:
Right-of-use asset	(27)	(55)
Total deferred tax liabilities	(27)	(55)
Net deferred tax asset (liability)	$—	$—

Valuation allowances are established when necessary to reduce deferred tax assets, including temporary differences and net operating loss carryforwards, to the amount expected to be realized in the future. FASB guidance indicates that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. The Company had cumulative losses from continuing operations in the United States for the three-year period ended May 31, 2025. The Company considered this negative evidence along with all other available positive and negative evidence and concluded that, at May 31, 2025, it is more likely than not that the Company’s U.S. deferred tax assets will not be realized. As of May 31, 2025, a valuation allowance has been recorded on the Company’s deferred tax assets to recognize only the proportion of the deferred tax asset that is more likely than not to be recognized. The Company’s total valuation allowance was $126.2 million at May 31, 2025 and $128.6 million at May 31, 2024. The Company’s valuation allowance decreased $2.4 million and increased $0.1 million during the fiscal years ended May 31, 2025 and 2024, respectively. A reconciliation of the beginning and ending amount of the valuation allowance is as follows:

	May 31,
	2025	2024
Valuation allowance at beginning of year	$128,636	$128,579
Change in valuation allowance	(2,433)	57
Valuation allowance at end of year	$126,203	$128,636

As of May 31, 2025, the Company had cumulative federal net operating losses of approximately $464.9 million. Of these losses, $78.8 million were generated in 2005 through 2017, prior to the Tax Cuts and Jobs Act enactment, and will expire between fiscal 2026 to fiscal 2037 if not utilized. The remaining net operating losses have an indefinite carryforward period. As of May 31, 2024, the Company had cumulative federal net operating losses of approximately $480.5 million.

As of May 31, 2025, the Company had a $2.1 million deferred tax asset related to a federal research and development credit carryforward. If not utilized, the credits will expire between fiscal 2034 through fiscal 2037. As of May 31, 2024, the Company had a $2.1 million deferred tax asset related to a federal research and development credit carryforward.

As of May 31, 2024, the U.S. tax returns for fiscal year 2005 through fiscal year 2024 remain subject to examination. Annual tax provisions include amounts considered necessary to pay assessments that may result from examination of prior year tax returns; however, the amount ultimately paid upon resolution of issues may differ materially from the amount accrued. As of May 31, 2025, there are no income tax returns currently under audit.

On August 16, 2022, the Inflation Reduction Act (“IRA”) was signed into law by President Biden. The IRA includes a corporate minimum tax of 15% on certain large corporations with greater than $1B in average adjusted financial statement income and an excise tax on certain stock repurchases executed after December 31, 2022. There are no impacts to the Company in 2025, and the Company does not expect a material impact on its consolidated financial statements in the future for the IRA.

On July 4, 2025, President Trump signed the One Big Beautiful Bill Act, which includes a broad range of tax reform provisions affecting businesses, including extending and modifying certain key Tax Cuts & Jobs Act provisions (both domestic and international), expanding certain Inflation Reduction Act incentives while accelerating the phase-out of others, and modifying the endowment excise tax for higher education institutions. The Company is currently evaluating the impact of this new bill.

Note 9. Commitments and Contingencies

Other Liabilities

The $43.6 million balance recorded in other liabilities is conditional, and will only be due and payable, upon the Company achieving a qualifying “Revenue” event, as defined below. The Company has agreed to pay 20% of its qualifying Revenue generated in each calendar year, if any, with such payments to be applied to reduce the balance until it is repaid in full. Interest will not accrue on the balance throughout the prospective repayment period. Revenue is defined as:

“…the gross revenue generated by Client and its Affiliates, less the following items (if not previously deducted from the amount invoiced): (a) reasonable and customary trade, quantity, and cash discounts actually granted and legally permitted wholesaler chargebacks actually paid or credited by Client and its Affiliates to wholesalers of products; (b) reasonable, customary, and legally permitted rebates and retroactive price reductions actually granted; (c) freight charges for the delivery of products; (d) the portion of the administrative fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers and/or government-mandated Medicare or Medicaid Prescription Drug Plans relating specifically to the product; and (e) sales, use or excise taxes imposed and actually paid in connection with the sale of products (but excluding any value added taxes or taxes based on income or gross receipts).”

PRO 140 Acquisition and Licensing Arrangements

We originally acquired leronlimab, as well as certain other related assets, including the existing inventory of PRO 140 bulk drug substance, intellectual property, and FDA regulatory filings, pursuant to an Asset Purchase Agreement, dated as of July 25, 2012, and effective October 16, 2012 (the “Progenics Purchase Agreement”), between the Company and Progenics. Pursuant to the Progenics Purchase Agreement, we are required to pay Progenics a milestone payment and royalties as follows: (i) $5,000,000 at the time of the first U.S. new drug application approval by the FDA or other non-U.S. approval for the sale of leronlimab; and (ii) royalty payments of up to 5% on net sales during the period beginning on the date of the first commercial sale of leronlimab until the later of (a) the expiration of the last to expire patent included in the acquired assets, and (b) 10 years, in each case determined on a country-by-country basis. To the extent that such remaining milestone payment and royalties are not timely made, under the terms of the Progenics Purchase Agreement, Progenics has certain repurchase rights relating to the assets sold to us thereunder.

Payments to Progenics are in addition to payments due under the PDL License, between Protein Design Labs (now AbbVie Inc.) and Progenics, which was assigned to us in the Progenics Purchase Agreement, pursuant to which we have an exclusive worldwide license to develop, make, have made, import, use, sell, offer to sell, or have sold products that incorporate the humanized form of the leronlimab antibody developed under the agreement. Pursuant to the PDL License, we are required to pay AbbVie Inc. milestone payments and royalties as follows: (i) $500,000 upon filing a Biologic License Application with the FDA or non-U.S. equivalent regulatory body; (ii) $500,000 upon FDA approval or approval by another non-U.S. equivalent regulatory body; and (iii) royalties of up to 3.5% of net sales for the longer of 10 years and the date of expiration of the last to expire licensed patent. Additionally, the PDL License provides for an annual maintenance fee of $150,000 until royalties paid exceed that amount. To the extent that such remaining milestone payments and royalties are not timely made, under the terms of the PDL License, AbbVie Inc. has certain termination rights relating to our license of leronlimab thereunder.

Effective July 29, 2015, we entered into a License Agreement (the “Lonza Agreement”) with Lonza covering Lonza’s “system know-how” technology with respect to our use of proprietary cell lines to manufacture new leronlimab material. The Lonza Agreement provides for an annual license fee and future royalty payments, both of which vary based on whether Lonza, or we or our strategic partner manufactures leronlimab. We currently use two independent parties as contract manufacturers for leronlimab, and continually review this arrangement. Should the arrangement continue as-is, an annual license fee of £0.3 million (approximately $0.35 million given current exchange rate) would continue to apply, as well as a royalty, up to 2% of the net selling price upon commercialization of leronlimab, excluding value added taxes and similar amounts.

Operating Leases

We lease our principal office location in Vancouver, Washington (the “Vancouver Lease”). The Vancouver Lease expires on April 30, 2026. Consistent with the guidance in ASC 842, Leases, we have recorded this lease in our consolidated balance sheet as an operating lease. For the purpose of determining the right of use asset and associated lease liability, we determined that the renewal of the Vancouver lease was not reasonably probable. The lease does not include any restrictions or covenants requiring special treatment under ASC 842, Leases. Operating lease costs for the fiscal years ended May 31, 2025 and 2024 were approximately $0.1 million and $0.1 million, respectively. Operating lease right-of-use assets are included in other non-current assets and the current portion of operating lease liabilities are included in accrued liabilities and compensation on the consolidated balance sheets. The following table summarizes the operating lease balances.

(in thousands)	May 31, 2025	May 31, 2024
Assets
Right-of-use asset	$130	$264
Liabilities
Current operating lease liability	$141	$142
Non-current operating lease liability	—	141
Total operating lease liability	$141	$283

The minimum (base rental) lease payments reconciled to the carrying value of the operating lease liabilities as of May 31, 2025, are expected to be as follows (in thousands):

Fiscal Year	Amount
2026	$169
Thereafter	—
Total operating lease payments	169
Less: imputed interest	(28)
Present value of operating lease liabilities	$141

Supplemental information related to the operating leases was as follows:

	May 31, 2025
Weighted average remaining lease term	0.9	years
Weighted average discount rate	10.0%

Legal Proceedings

As of May 31, 2025, the Company did not record any accruals related to the outcomes of the legal matters described below. It is not possible to determine the outcome of these proceedings, including the defense and other litigation-related costs and expenses that may be incurred by the Company, as the outcomes of legal proceedings are inherently uncertain. Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a recognized accrual, if any, could be material to the Company’s consolidated financial statements

Securities Class Action Lawsuits

On March 17, 2021, a stockholder filed a putative class-action lawsuit (the “March 17, 2021 lawsuit”) in the U.S. District Court for the Western District of Washington against the Company and certain former officers. The complaint generally alleges the defendants made false and misleading statements regarding the viability of leronlimab as a potential treatment for COVID-19. On April 9, 2021, a second stockholder filed a similar putative class action lawsuit in the same court, which the plaintiff voluntarily dismissed without prejudice on July 23, 2021. On August 9, 2021, the court appointed lead plaintiffs for the March 17, 2021 lawsuit. On December 21, 2021, lead plaintiffs filed an amended complaint, which is brought on behalf of an alleged class of those who purchased the Company’s common stock between March 27, 2020 and May 17, 2021. The amended complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Exchange Act and Rule

10b-5 promulgated thereunder by making purportedly false or misleading statements concerning, among other things, the safety and efficacy of leronlimab as a potential treatment for COVID-19, the Company’s CD10 and CD12 clinical trials, and its HIV Biologic License Application (“BLA”). The amended complaint also alleges that the individual defendants violated Section 20A of the Exchange Act by selling shares of the Company’s common stock purportedly while in possession of material nonpublic information. The amended complaint seeks, among other relief, a ruling that the case may proceed as a class action and unspecified damages and attorneys’ fees and costs. On February 25, 2022, the defendants filed a motion to dismiss the amended complaint. On June 24, 2022, lead plaintiffs filed a second amended complaint. The second amended complaint is brought on behalf of an alleged class of those who purchased the Company’s common stock between March 27, 2020 and March 30, 2022, makes similar allegations, names the same defendants, and asserts the same claims as the prior complaint, adds a claim for alleged violation of Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder, and seeks the same relief as the prior complaint. All defendants filed motions to dismiss the second amended complaint in whole or in part. By order dated June 25, 2025, the court denied defendants’ motions to dismiss. Defendants’ answers to the second amended complaint are due on August 25, 2025.

The Company and the individual defendants deny all allegations of wrongdoing in the complaint and intend to vigorously defend the matter. Since this case is in an early stage where the number of plaintiffs is not known, and the claims do not specify an amount of damages, the Company is unable to predict the ultimate outcome of the lawsuit and cannot reasonably estimate the potential loss or range of loss the Company may incur.

Shareholder Derivative Lawsuits

On June 4, 2021, a stockholder filed a purported derivative lawsuit against certain of the Company’s former officers and directors, and the Company as a nominal defendant, in the U.S. District Court for the Western District of Washington. Two additional shareholder derivative lawsuits were filed against the same defendants in the same court on June 25, 2021 and August 18, 2021, respectively. The court has consolidated these three lawsuits for all purposes (“Consolidated Derivative Suit”). On January 20, 2022, the plaintiffs filed a consolidated complaint. The consolidated complaint generally alleges that the director defendants breached their fiduciary duties by allowing the Company to make false and misleading statements regarding, among other things, the safety and efficacy of leronlimab as a potential treatment for COVID-19, the Company’s CD10 and CD12 clinical trials and its HIV BLA, and by failing to maintain an adequate system of oversight and controls. The consolidated complaint also asserts claims against one or more individual defendants for waste of corporate assets, unjust enrichment, contribution for alleged violations of the federal securities laws, and for breach of fiduciary duty arising from alleged insider trading. The consolidated complaint seeks declaratory and equitable relief, an unspecified amount of damages, and attorneys’ fees and costs.

On January 29, 2024, two purported stockholders filed a purported derivative lawsuit against certain of the Company’s former officers, certain current and former directors, and the Company as a nominal defendant, in the Delaware Court of Chancery. The complaint generally makes allegations similar to those set forth in the Consolidated Derivative Suit and asserts that the individual defendants breached their fiduciary duties by allowing the Company to make false and misleading statements and by failing to maintain an adequate system of oversight and controls. The complaint also asserts claims against certain individual defendants for breach of fiduciary duty arising from alleged insider trading.

On June 20, 2025, two other purported stockholders filed a purported derivative lawsuit against certain of the Company’s former officers, certain former and current directors, a third-party individual, and the Company as a nominal defendant, in the Delaware Court of Chancery. The complaint generally asserts that the individual defendants breached their fiduciary duties by allowing the Company to make false and misleading statements, by failing to maintain an adequate system of oversight and controls, and/or by purportedly wrongfully refusing plaintiffs’ demands that the Company’s board investigate and initiate claims against certain of the Company’s former officers and directors based on allegations and claims similar to those set forth in the complaint. The complaint also asserts claims against certain individual defendants arising from alleged insider trading.

The Company and the individual defendants deny all allegations of wrongdoing in the complaints and intend to vigorously defend the litigation. In light of the fact that the suit(s) is/are in an early stage and the claims do not specify an amount of damages, the Company cannot predict the ultimate outcome of the matter(s) and cannot reasonably estimate the potential loss or range of loss the Company may incur.

Securities and Exchange Commission and Department of Justice Investigations

The Company has received subpoenas from the SEC and the United States Department of Justice (“DOJ”) requesting documents and information concerning, among other matters, leronlimab, the Company’s public statements regarding the use of leronlimab as a potential treatment for COVID-19, HIV, and triple-negative breast cancer, related communications with the FDA, investors, and others, litigation involving former employees, the Company’s retention of investor relations consultants, and trading in the Company’s securities. Certain former Company executives and directors have received subpoenas concerning similar issues and have been interviewed by the DOJ and SEC, including the Company’s former CEO, Nader Z. Pourhassan.

On January 24, 2022, Mr. Pourhassan was terminated and removed from the Board of Directors and has had no role at the Company since. On December 20, 2022, the DOJ announced the unsealing of a criminal indictment charging both Mr. Pourhassan, and Kazem Kazempour, CEO of Amarex, a subsidiary of NSF International, Inc., and which had formerly served as the Company’s CRO. Mr. Pourhassan was charged with one count of conspiracy, four counts of securities fraud, three counts of wire fraud, and three counts of insider trading. Mr. Kazempour was charged with one count of conspiracy, three counts of securities fraud, two counts of wire fraud, and one count of making a false statement. That same day, the SEC announced charges against both Mr. Pourhassan and Mr. Kazempour for alleged violations of federal securities laws.

The Company is committed to cooperating fully with the DOJ and SEC and will continue to comply with the requests of each agency. In December 2024, a federal jury convicted Mr. Pourhassan and Mr. Kazempour after trial on a number of counts. Mr. Pourhassan and Mr. Kazempour are currently scheduled to be sentenced in September 2025. The Company cannot predict the ultimate outcome of the DOJ or SEC investigations. The investigations and any related legal and administrative proceedings could include a wide variety of outcomes, including the institution of administrative, civil injunctive or criminal proceedings involving the Company and/or former executives and/or former directors in addition to Mr. Pourhassan, the imposition of fines and other penalties, remedies and/or sanctions, modifications to business practices and compliance programs and/or referral to other governmental agencies for other appropriate actions. It is not possible to accurately predict at this time when matters relating to the investigations will be completed, the final outcome of the investigations, what additional actions, if any, may be taken by the DOJ or SEC or by other governmental agencies, or the effect that such actions may have on our business, prospects, operating results and financial condition, which could be material.

The DOJ and SEC investigations, including any matters identified in the investigations and indictments, could also result in (1) third-party claims against the Company, which may include the assertion of claims for monetary damages, including but not limited to interest, fees, and expenses, (2) damage to the Company's business or reputation, (3) loss of, or adverse effect on, cash flow, assets, results of operations, business, prospects, profits, or business value, including the possibility of certain of the Company's existing contracts being cancelled, (4) adverse consequences on the Company's ability to obtain or continue financing for current or future projects, and/or (5) claims by directors, officers, employees, affiliates, advisors, attorneys, agents, debt holders or other interest holders, or constituents of the Company or its subsidiaries, any of which could have a material adverse effect on the Company's business, prospects, operating results, and financial condition. Further, to the extent that these investigations and any resulting third-party claims yield adverse results over time, such results could jeopardize the Company's operations, exhaust its cash reserves, and could cause stockholders to lose their entire investment.

Settlement of Amarex Dispute

On July 2, 2024, the Company and Amarex, the Company’s former CRO, entered into the Settlement Agreement.

The terms of the Settlement Agreement include: (i) the payment by Amarex of $12.0 million to the Company, of which $10.0 million was paid on execution of the Settlement Agreement and the remaining balance was to be paid on or before July 2, 2025; (ii) the release of the Company’s surety bond posted in the lawsuit and the return of the Company’s cash collateral in the amount of $6.5 million provided as security to the surety; (iii) the crediting of all amounts claimed by Amarex as due and payable for its CRO services, totaling approximately $14.0 million, reducing the Company’s outstanding balance to zero, with no funds required to be paid by the Company; and (iv) a mutual release of claims, resolving all legal claims between the parties. The effect of the Settlement Agreement is recorded in research and development expense.

In June 2025, Amarex paid the $2.0 million remaining due under the Settlement Agreement, such that this matter is now considered resolved and paid in full.

As part of the settlement with Amarex in July 2024, the Company owed approximately $0.9 million to investors that previously acquired an interest in the Amarex settlement as part of a securities purchase agreement in April to June

2023. The amount was recorded as a loss on derivatives, of which approximately $0.7 million was paid in the fiscal year ended May 31, 2025. In accordance with the prescribed accounting guidance, the Company measured the fair value of the derivative liability using fair value hierarchy included in Note 2, Summary of Significant Accounting Policies – Fair Value of Financial Instruments. The Company’s derivative liability is classified within Level 3.

Investor Lawsuit Seeking Issuance of Additional Shares

In January 2025, two former investors and current shareholders filed an action against the Company in relation to a dispute over how many shares were issued to them following their direct investment(s) with the Company. The former investors claim that the final pricing utilized to calculate the issuance of shares to them in 2022 was incorrect, and that they are entitled to more shares than were issued. The complaint presents legal claims sounding in breach of fiduciary duty, misrepresentation, fraud, negligence, theft, and breach of contract.

The Company's position is that the claims are without any factual support, or support under applicable law and/or the underlying investment documents. The Company views this action as an attempt to extract more shares without further/fair investment and plans to vigorously defend itself.

Note 10. Related Party Transactions

The Board’s Audit Committee and the Board of Directors review and approve all related party transactions. The terms and amounts described below are not necessarily indicative of the terms and amounts that could have been incurred had comparable transactions been entered into with independent parties.

Dr. Lalezari, the Company’s current CEO, owns Lalezari Medical Corp., dba Quest Clinical Research (“Quest”). In the years prior to Dr. Lalezari’s appointment to CEO, Quest was one of several clinical locations for the Company’s past COVID19 clinical trials. The Company entered into a Clinical Trial Agreement (“CTA”) with Quest in relation to said clinical trials. Each CTA was negotiated in the ordinary course of business by Amarex, the Company’s former CRO, during the years before Dr. Lalezari’s appointment as CEO of the Company in November 2023, and the operational and financial terms of the CTA with Quest were comparable to the terms available to unrelated clinical locations. In addition, since Dr. Lalezari became CEO, the Company has incurred approximately $11.4 thousand for services from Quest conducted by another principal investigator for one of the Company’s protocols. As of May 31, 2025 and May 31, 2024, the outstanding balance owed by the Company to Quest was approximately $0.3 million.

Note 11. Employee Benefit Plan

The Company has an employee savings plan (the “401(k) Plan”), organized under Section 401(k) of the Internal Revenue Code (the “Code”), covering all employees. The Company makes a qualified non-elective contribution of 3%, which vests immediately. In addition, participants in the 401(k) Plan may contribute a percentage of their compensation, but not greater than the maximum allowed under the Code. During the fiscal years ended May 31, 2025 and 2024, the Company incurred an expense of approximately $30.3 thousand and $59.9 thousand, respectively, for qualified non-elective contributions.

Note 12. Segment Information

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the CODM in deciding how to allocate resources to an individual segment and in assessing performance. The Company operates as a single reporting segment, focused on the clinical development of leronlimab. The Company’s measure of segment profit or loss is net earnings or loss. The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM is the chief executive officer (“CEO”). The CODM manages and allocates resources to the operations of the Company on a total company basis. Managing and allocating resources on a consolidated basis enables the CEO to assess the overall level of resources available and how to best deploy these resources across research and development projects that are in line with the Company’s long-term strategic goals. Consistent with this decision-making process, the CEO uses consolidated financial information for purposes of evaluating performance, forecasting future period financial results, allocating resources and setting incentive targets. Operating expenses are used to monitor budget versus actual results. The monitoring of budgeted versus actual results are used in assessing performance of the segment.

The following table is representative of the significant expense categories regularly provided to the CODM when managing the Company’s single reporting segment. A reconciliation to the consolidated net income (loss) for the years ended May 31, 2025, and 2024 is included at the bottom of the table below.

	Years ended May 31,
(in thousands, except for per share data)	2025	2024
Expenses(1):
General and administrative expense(2)	$6,434	$8,403
Research and development(3)	7,278	7,240
Return of clinical expenses	(24,985)	—
Stock-based compensation expense	1,612	2,415
Operating gain (loss)	9,661	(18,058)

Interest income	565	217
Interest on convertible notes	(4,424)	(4,659)
Amortization of discount on convertible notes	(407)	(1,076)
Amortization of debt issuance costs	—	(572)
Issuance costs for private placement of shares and warrants through placement agent	—	(2,819)
Loss on induced conversion	(1,180)	(6,680)
Finance charges	(25)	(2,584)
Loss on note extinguishment	—	(13,374)
Gain on restructuring of payables	407	—
Loss on derivatives	(852)	(236)
Provision (benefit) for income taxes	—	—
Segment net income (loss)	3,745	(49,841)
Reconciliation of profit or loss:
Adjustments or reconciling items	—	—
Consolidated net income (loss)	3,745	(49,841)

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(2) General and administrative expense for the years ended May 31, 2025, and 2024 is net of $0.8 million and $2.4 million of stock-based compensation expense, respectively.

(3) Research and development expense for the year ended May 31, 2025 is net of $0.8 million of stock-based compensation expense. No stock-based compensation was part of research and development expense for the year ended May 31, 2024. For the year ended May 31, 2025, research and development expense is net of $25.0 million return of clinical expenses due to the settlement with Amarex. See Note 9, Commitments and Contingencies – Legal Proceedings – Settlement of Amarex Dispute for additional discussion.

Note 13. Subsequent Events

Note conversions

In June and July 2025, in satisfaction of the required monthly payments, the Company and the April 23, 2021 Noteholder entered into exchange agreements, pursuant to which portions of the April 23, 2021 Note were partitioned into new notes with an aggregate principal amount of $1.5 million, which were exchanged concurrently for approximately 4.7 million shares.

Quarterly Financial Statements (unaudited)

CytoDyn Inc.

Consolidated Balance Sheets

(Unaudited, in thousands, except par value)

	February 28, 2026	May 31, 2025
Assets
Current assets:
Cash and cash equivalents	$15,655	$11,903
Prepaid expenses	448	252
Prepaid service fees	2,335	3,723
Other receivables	—	2,000
Total current assets	18,438	17,878
Other non-current assets	59	169
Total assets	$18,497	$18,047
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$13,478	$14,692
Accrued liabilities and compensation	15,825	2,206
Accrued interest on convertible notes	11,750	18,151
Accrued dividends on convertible preferred stock	9,375	8,269
Convertible notes payable, net	—	27,200
Total current liabilities	50,428	70,518
Convertible notes payable, net	27,200	—
Accrued interest on convertible notes	1,585	—
Other liabilities (Note 10)	43,571	43,571
Total liabilities	122,784	114,089
Commitments and Contingencies (Note 10)
Stockholders’ deficit:
Preferred stock, $0.001 par value; 5,000 shares authorized:
Series B convertible preferred stock, $0.001 par value; 400 authorized; 19 issued and outstanding at February 28, 2026 and May 31, 2025	—	—
Series C convertible preferred stock, $0.001 par value; 8 authorized; 6 issued and outstanding at February 28, 2026 and May 31, 2025	—	—
Series D convertible preferred stock, $0.001 par value; 12 authorized; 9 issued and outstanding at February 28, 2026 and May 31, 2025	—	—
Common stock, $0.001 par value; 2,250,000 shares authorized; 1,358,242 and 1,249,460 issued, and 1,357,956 and 1,249,174 outstanding at February 28, 2026 and May 31, 2025, respectively	1,358	1,249
Treasury stock, $0.001 par value; 286 shares at February 28, 2026 and May 31, 2025	—	—
Additional paid-in capital	814,978	790,495
Accumulated deficit	(920,623)	(887,786)
Total stockholders’ deficit	(104,287)	(96,042)
Total liabilities and stockholders' deficit	$18,497	$18,047

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Operations

(Unaudited, in thousands, except per share data)

	Nine months ended February 28,
	2026	2025
Operating expenses:
General and administrative	$5,166	$5,423
Research and development	11,183	(20,150)
Legal settlement loss	16,587	—
Total operating expenses	32,936	(14,727)
Operating (loss) gain	(32,936)	14,727
Interest and other income (expense):
Interest income	166	441
Interest on convertible notes	(1,934)	(3,469)
Amortization of discount on convertible notes	—	(348)
Standby equity purchase agreement commitment fee	(325)	—
Issuance costs for private placement of shares and warrants through placement agent (Note 5)	(1,628)	—
Legal settlement revaluation	3,842	—
Loss on induced conversion	—	(1,180)
Finance charges	(22)	(25)
Gain on restructuring of payables	—	407
Loss on derivatives	—	(852)
Total interest and other expenses	99	(5,026)
(Loss) gain before income taxes	(32,837)	9,701
Income tax benefit	—	—
Net (loss) income	$(32,837)	$9,701

(Loss) income per share:
Basic	$(0.03)	$0.01
Diluted	$(0.03)	$0.01

Weighted average common shares used in calculation of (loss) income per share:
Basic	1,262,834	1,194,561
Diluted	1,262,834	1,225,538

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Stockholders’ Deficit

(Unaudited, in thousands)

	Preferred stock		Common stock		Treasury stock		Additional	Accumulated	Total stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	deficit	deficit
Balance at May 31, 2025	34	$—	1,249,460	$1,249	286	$—	$790,495	$(887,786)	$(96,042)
Issuance of stock for convertible note repayment	—	—	7,462	8	—	—	2,242	—	2,250
Stock option exercises	—	—	100	—	—	—	21	—	21
Warrant exercises	—	—	23	—	—	—	—	—	—
Dividends accrued on Series C and D convertible preferred stock	—	—	—	—	—	—	(373)	—	(373)
Stock-based compensation	—	—	—	—	—	—	180	—	180
Net loss	—	—	—	—	—	—	—	(5,540)	(5,540)
Balance at August 31, 2025	34	$—	1,257,045	$1,257	286	$—	$792,565	$(893,326)	$(99,504)
Issuance of stock for convertible note repayment	—	—	8,060	8	—	—	2,242	—	2,250
Warrant exercises	—	—	399	—	—	—	—	—	—
Standby equity purchase agreement commitment fee	—	—	635	1	—	—	299	—	300
Dividends accrued on Series C and D convertible preferred stock	—	—	—	—	—	—	(369)	—	(369)
Stock-based compensation	—	—	—	—	—	—	183	—	183
Net loss	—	—	—	—	—	—	—	(22,607)	(22,607)
Balance at November 30, 2025	34	—	1,266,139	1,266	286	—	794,920	(915,933)	(119,747)
Issuance of stock for convertible note repayment	—	—	8,562	9	—	—	2,241	—	2,250
Stock issued for private offerings	—	—	80,341	80	—	—	19,941	—	20,021
Issuance costs related to stock to be issued for private offerings	—	—	—	—	—	—	(3,075)	—	(3,075)
Standby equity purchase agreement advance notices	—	—	3,200	3	—	—	871	—	874
Dividends accrued on Series C and D preferred stock	—	—	—	—	—	—	(364)	—	(364)
Stock-based compensation	—	—	—	—	—	—	444	—	444
Net loss	—	—	—	—	—	—	—	(4,690)	(4,690)
Balance at February 28, 2026	34	$—	1,358,242	$1,358	286	$—	$814,978	$(920,623)	$(104,287)

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Stockholders’ Deficit

(Unaudited, in thousands)

	Preferred stock		Common stock		Treasury stock		Additional	Accumulated	Total stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital	deficit	deficit
Balance at May 31, 2024	34	$—	1,059,002	$1,059	443	$—	$773,714	$(891,531)	$(116,758)
Issuance of stock for convertible note repayment	—	—	8,777	9	—	—	991	—	1,000
Loss on induced conversion	—	—	—	—	—	—	1,180	—	1,180
Stock issued for tender offer	—	—	152,505	152	—	—	13,874	—	14,026
Issuance costs related to stock issued for tender offer	—	—	—	—	—	—	(3,649)	—	(3,649)
Dividends accrued on Series C and D convertible preferred stock	—	—	—	—	—	—	(372)	—	(372)
Stock-based compensation	—	—	—	—	—	—	136	—	136
Net income	—	—	—	—	—	—	—	19,227	19,227
Balance at August 31, 2024	34	$—	1,220,284	$1,220	443	$—	$785,874	$(872,304)	$(85,210)
Issuance of stock for convertible note repayment	—	—	3,233	4	—	—	416	—	420
Dividends accrued on Series C and D convertible preferred stock	—	—	—	—	—	—	(369)	—	(369)
Stock-based compensation	—	—	—	—	—	—	537	—	537
Net loss	—	—	—	—	—	—	—	(4,768)	(4,768)
Balance at November 30, 2024	34	—	1,223,517	1,224	443	—	786,458	(877,072)	(89,390)
Issuance of stock for convertible note repayment	—	—	7,802	8	—	—	1,165	—	1,173
Stock option exercises	—	—	100	—	—	—	21	—	21
Stock issued for compensation	—	—	162		—	—	40	—	40
Stock adjustment	—	—	(651)	(1)	(157)	—	—	—	(1)
Exercise of warrants, net of issuance costs	—	—	1,661	2	—	—	(1)	—	1
Dividends accrued on Series C and D convertible preferred stock	—	—	—	—	—	—	(365)	—	(365)
Stock-based compensation	—	—	—	—	—	—	300	—	300
Net loss	—	—	—	—	—	—	—	(4,758)	(4,758)
Balance at February 28, 2025	34	$—	1,232,591	$1,233	286	$—	$787,618	$(881,830)	$(92,979)

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

(Unaudited, in thousands)

	Nine months ended February 28,
	2026	2025

Cash flows from operating activities:
Net (loss) income	$(32,837)	$9,701
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	13	14
Standby equity purchase agreement non-cash commitment fee	300	—
Issuance costs for private placement of shares and warrants through placement agent	1,628	—
Amortization of discount on convertible notes	—	348
Gain on restructuring of payables	—	(407)
Loss on derivatives	—	852
Loss on induced conversion	—	1,180
Stock-based compensation	807	1,013
Changes in operating assets and liabilities:
Prepaid expenses and other assets	3,289	(3,483)
Accounts payable, accrued expenses, and other liabilities	14,481	(12,320)
Net cash used in operating activities	(12,319)	(3,102)
Cash flows from investing activities:
Net cash provided by/used in investing activities	—	—
Cash flows from financing activities:
Proceeds from warrant transactions, net of offering costs	—	10,377
Proceeds from sale of common stock and warrants, net of issuance costs	15,318	—
Proceeds from standby equity purchase agreement, net of issuance costs	874	—
Proceeds from exercise of stock options	21	21
Cash paid for note payable	(142)	(710)
Net cash provided by financing activities	16,071	9,688
Net change in cash and cash equivalents	3,752	6,586
Cash and cash equivalents at beginning of period	11,903	9,814
Cash and cash equivalents at end of period	$15,655	$16,400
Supplemental disclosure:
Cash paid for interest	$20	$25
Non-cash investing and financing transactions:
Issuance of common stock for interest on convertible notes	$6,750	$2,593
Accrued dividends on Series C and D convertible preferred stock	$1,106	$1,106
Warrants issued to placement agent	$2,573	$—

See accompanying notes to consolidated financial statements.

CYTODYN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF FEBRUARY 28, 2026

(Unaudited)

Note 1. Organization

CytoDyn Inc. (together with its wholly owned subsidiary, the “Company”) was originally incorporated under the laws of Colorado on May 2, 2002, under the name RexRay Corporation and, effective August 27, 2015, reincorporated under the laws of Delaware. The Company is a clinical-stage biotechnology company focused on the clinical development of innovative treatments for multiple therapeutic indications based on its product candidate, leronlimab, a novel humanized monoclonal antibody targeting the C-C chemokine receptor type 5 (“CCR5”).

The Company investigates leronlimab as a viral entry inhibitor believed to competitively bind to the N-terminus and second extracellular loop of the CCR5 receptor. The CCR5 receptor is believed to be implicated in immune-mediated illnesses. Leronlimab is being studied in solid tumors in oncology. The Company also strategically works with select partners to explore leronlimab’s potential benefits in certain inflammatory diseases.

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The unaudited consolidated financial statements include the accounts of CytoDyn Inc. and its wholly owned subsidiary, CytoDyn Operations Inc. All intercompany transactions and balances are eliminated in consolidation. The consolidated financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for a fair statement of the results of operations for the interim financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”) have been omitted in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). The interim financial information and notes thereto should be read in conjunction with the Company's latest Annual Report on Form 10-K for the fiscal year ended May 31, 2025 (the “2025 Form 10-K”). The results of operations for the periods presented are not necessarily indicative of results to be expected for the entire fiscal year or for any other future annual or interim period.

Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As presented in the accompanying consolidated financial statements, the Company had losses for all periods presented, except for the nine months ended February 28, 2025 due to a one-time return of clinical expenses. The Company has an accumulated deficit of approximately $920.6 million as of February 28, 2026. These factors, among others, including the various matters discussed in Note 10, Commitments and Contingencies, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s continuance as a going concern is dependent upon its ability to obtain additional operating capital, complete the development of its product candidate, leronlimab, obtain approval to commercialize leronlimab from regulatory agencies, continue to outsource manufacturing of leronlimab, and ultimately generate revenues and attain profitability. The Company plans to continue to engage in research and development activities related to leronlimab and a new or modified longer-acting therapeutic for multiple indications and expects to incur significant research and development expenses in the future, primarily related to its regulatory compliance, including performing additional pre-clinical and clinical studies in various indications, and seeking regulatory approval for its product candidate for commercialization. These research and development activities are subject to significant risks and uncertainties. The Company intends to finance its future development activities and its working capital needs primarily from the sale of equity and debt securities, combined with additional funding from other sources. However, there can be no assurance that the Company will be successful in these endeavors.

Use of estimates

The unaudited consolidated financial statements have been prepared in accordance with GAAP, which requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of consolidated financial statements, and the reported amounts of expenses during the reporting period. Estimates are assessed each period and updated to reflect current information, such as the status of our analysis of the results of our clinical trials and discussions with the U.S. Food and Drug Administration (“FDA”), which could have an impact on the Company’s significant accounting estimates and assumptions. The Company’s estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Significant estimates include, but are not limited to, those relating to stock-based compensation, and the assumptions used to value warrants and warrant modifications. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less when purchased and comprise bank deposits and money market funds. Our investments in money market funds are recorded at fair value. The value of the money market fund as of February 28, 2026, and May 31, 2025, was approximately $2.1 million and $11.4 million, respectively.

Fair value of financial instruments

In accordance with the prescribed accounting guidance, the Company measured fair value of money market funds, and common shares related to the Securities Class Action settlement (for further information, see Note 10, Commitments and Contingencies) using the fair value hierarchy which include:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3. Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. These Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that the Company was unable to corroborate with observable market data.

Recent Accounting Pronouncements

In October 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The amendments clarify or improve disclosure and presentation requirements on various disclosure areas, including the statement of cash flows, earnings per share, debt, equity, and derivatives. The amendments will align the requirements in the FASB Accounting Standards Codification (“ASC”) with the SEC’s regulations. The amendments in this ASU will be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC and will not be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. The Company is currently evaluating the potential impact of this update on its financial statement disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU is effective for annual periods beginning after December 15, 2024, and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of this update on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses," which requires public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the financial statements. In January 2025, the FASB issued ASU 2025-01, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) – Clarifying the Effective Date” to clarify the effective date for non-calendar year-end entities. The amendments in this ASU will be effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted and is effective on either a prospective basis or retrospective basis. The Company is currently evaluating the potential impact of this update on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, "Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments," which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or extinguishment of convertible debt. The new guidance is effective for annual reporting periods beginning after December 15, 2025, and interim periods within those annual periods. The Company is currently evaluating the potential impact of this update on its consolidated financial statements and related disclosures.

Note 3. Accrued Liabilities and Compensation

The components of accrued liabilities and compensation are as follows (in thousands):

	February 28, 2026	May 31, 2025
Compensation and related expense	$255	$278
Legal settlement	12,745	—
Legal fees	15	50
Clinical expense	2,213	487
License fees	563	1,105
Lease payable	34	141
Other liabilities	—	145
Total accrued liabilities	$15,825	$2,206

Note 4. Convertible Instruments and Accrued Interest

Convertible preferred stock

The following table presents the number of potentially issuable shares of common stock, should shares of preferred stock and amounts of undeclared and accrued preferred dividends be converted to common stock.

	February 28, 2026			May 31, 2025
(in thousands except conversion rate)	Series B	Series C	Series D	Series B	Series C	Series D
Shares of preferred stock outstanding	19	6	9	19	6	9
Common stock conversion rate	10:1	2,000:1	1,250:1	10:1	2,000:1	1,250:1
Total shares of common stock if converted	190	12,670	10,565	190	12,670	10,565
Undeclared dividends	$28	$—	$—	$24	$—	$—
Accrued dividends	$—	$4,243	$5,132	$—	$3,769	$4,500
Total shares of common stock if dividends converted	56	8,486	10,264	48	7,538	9,000

Under the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), dividends on its outstanding shares of Series B Convertible Preferred Stock (the “Series B preferred stock”) may be paid in cash or shares of the Company’s common stock at the election of the Company. Dividends on outstanding shares of Series C Convertible Preferred Stock (the “Series C preferred stock”) and Series D Convertible Preferred Stock (the “Series D preferred stock”) are payable in cash or shares of common stock at the election of the holder. The preferred stockholders have the right to dividends only when and if declared by the Company’s Board of Directors. Under Section 170 of the Delaware General Corporation Law, the Company is permitted to pay dividends only out of capital surplus or, if none, out of net profits for the fiscal year in which the dividend is declared or net profits from the preceding fiscal year.

Series B preferred stock provides for a liquidation preference over the common shares of $5.00 per share, plus any accrued and unpaid dividends. In the event of liquidation, holders of Series C and Series D preferred stock will be entitled to receive, on a pari passu basis, and in preference of any payment or distribution to holders of the Series B preferred stock and common stock, an amount per share equal to $1,000 per share plus any accrued and unpaid dividends.

Convertible Notes and Accrued Interest

The table below presents outstanding convertible notes and accrued interest as of February 28, 2026 and May 31, 2025:

	February 28, 2026			May 31, 2025
(in thousands)	April 2, 2021 Note	April 23, 2021 Note	Total	April 2, 2021 Note	April 23, 2021 Note	Total
Convertible notes payable outstanding principal	$2,831	$24,369	$27,200	$2,831	$24,369	$27,200
Accrued interest on convertible notes	5,755	7,580	13,335	5,378	12,773	18,151
Outstanding convertible notes payable, net and accrued interest	$8,586	$31,949	$40,535	$8,209	$37,142	$45,351

Reconciliation of changes to the outstanding balance of convertible notes, including accrued interest, were as follows:

(in thousands)	April 2, 2021 Note	April 23, 2021 Note	Total
Outstanding balance at May 31, 2025	$8,209	$37,142	$45,351
Interest expense	377	1,557	1,934
Fair market value of shares exchanged for repayment	—	(6,750)	(6,750)
Outstanding balance at February 28, 2026	$8,586	$31,949	$40,535

April 2, 2021 & April 23, 2021 Notes

Key terms of the outstanding convertible notes (the “Notes”) are as follows:

	February 28, 2026
	April 2, 2021 Note	April 23, 2021 Note
Interest rate per annum	6%	6%
Conversion price per share upon five trading days' notice	$10.00	$10.00
Party that controls the conversion rights	Investor	Investor
Maturity date	April 5, 2026	April 23, 2026
Security interest	All Company assets excluding intellectual property

In addition to standard anti-dilution adjustments, the conversion price of the Notes is subject to full-ratchet anti-dilution protection, pursuant to which the conversion price will be automatically reduced to equal the effective price per share in any new offering by the Company of equity securities that have registration rights, are registered, or become registered under the Securities Act of 1933, as amended (the “Securities Act”). The Notes provide for liquidated damages upon failure to deliver common stock within specified timeframes and require the Company to maintain a share reservation of 6.0 million shares of common stock for each Note. Subsequent to February 28, 2026, the Company and the noteholders entered into amendments to the existing Note terms, extending the maturity date of each Note by three years and lowering the interest rate of the Notes to 5%. For further information, see Note 12, Subsequent Events.

During the nine months ended February 28, 2026, in satisfaction of the required monthly payments, the Company and April 23, 2021 Noteholder entered into exchange agreements, pursuant to which the April 23, 2021 Note was partitioned into new notes (the “Partitioned Notes”) with an aggregate principal amount of approximately $6.8 million, which were exchanged concurrently for shares of the Company’s common stock of equal value, amounting to approximately 24.1 million shares of common stock. The monthly payments were applied to accrued interest on the April 23, 2021 Note. The outstanding balance of the April 23, 2021 Note was reduced by the Partitioned Notes to a total amount of $31.9 million.

As of the filing date of this report, the holders of the Notes waived all provisions that, based on the occurrence of various events through that date, could have triggered the imposition of a default interest rate, a downward adjustment of the conversion price, or specified other provisions relating to default, breach or imposition of a penalty. Accordingly, the Company was not in default under the Notes on the filing date of this report.

Note 5. Equity

Standby Equity Purchase Agreement

On November 3, 2025, the Company entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”).

Pursuant to and subject to the terms of the Purchase Agreement, for 36 months following the date of the Purchase Agreement, the Company has the right, but not the obligation, to sell to Yorkville, and Yorkville is obligated to purchase from the Company, shares of the Company’s common stock.

At the Company’s option, the shares of common stock would be purchased at 98% of the lowest daily volume weighted average price (“VWAP”) during the three consecutive trading days (the “Pricing Period”) commencing on the date (each, an “Advance Notice Date”) the Company is deemed to have delivered a written notice to Yorkville setting forth the number of shares of common stock that the Company desires to issue and sell to Yorkville in accordance with the terms of the Purchase Agreement (each notice, an “Advance Notice”), subject to certain limitations. The Company, at its discretion, may also specify a minimum acceptable price per share in an Advance Notice (each issuance and sale, an “Advance”). While there is no mandatory minimum amount for any Advance, it may not exceed an amount equal to

100% of the average of the daily traded amount on the five consecutive trading days immediately preceding an Advance Notice. Further, subject to the above conditions, in no event shall Yorkville be required to purchase more than $30,000,000 of shares of common stock in the aggregate during the term of the Purchase Agreement (the “Commitment Amount”).

As consideration for Yorkville’s commitment to purchase the common stock pursuant the Purchase Agreement, the Company (i) paid Yorkville a structuring fee in the amount of $25,000; and (ii) will pay a commitment fee in an amount equal to 1.00% of the Commitment Amount (the “Commitment Fee”), to be paid in the form of shares of common stock issued to Yorkville (the “Commitment Shares”), of which one-half was issued on November 3, 2025, and the remaining one-half shall be issued on the six-month anniversary of the Purchase Agreement.

The Purchase Agreement will automatically terminate on the earlier of (i) the 36-month anniversary of the date of the Purchase Agreement, or (ii) the date Yorkville has made full payment of Advances equal to the Commitment Amount. The Company has the right to terminate the Purchase Agreement upon five trading days’ prior written notice to Yorkville, subject to certain conditions. The Company and Yorkville may also agree to terminate the Purchase Agreement by mutual written consent.

During the nine months ended February 28, 2026, pursuant to the Purchase Agreement, the Company sold approximately 3.2 million shares of common stock in exchange for approximately $0.9 million in cash.

Private placement of common stock and warrants through placement agent

On February 27, 2026, the Company concluded a private offering to accredited investors of units through a placement agent that commenced in January 2026 (the “Placement Agent Offering”). Each unit consists of one share of common stock and one warrant to purchase one share of common stock. The purchase price per unit, $0.2153 (the “deal price”), was equal to 90% of the intraday volume weighted average prices of the common stock as of the initial closing on January 30, 2026. The Company sold approximately 81.3 million units for a total of approximately $17.5 million in cash in the Placement Agent Offering. Of these, approximately $16.3 million of proceeds relating to approximately 75.9 million units had been remitted to the Company by February 28, 2026. The Company classified the securities issued in the private placement as a liability until the final close, when it was reclassified as equity.

The warrants issued to the investors in the private placement have a five-year term and an exercise price of $0.26 per share. The warrants were fully exercisable when issued. Except as described above, the terms of the warrants will be substantially similar to the form of warrant included as Exhibit 4.1 in the Company’s Current Report on Form 8-K filed with the SEC on September 7, 2021.

The Company has agreed to use commercially reasonable efforts to prepare and file, and cause the SEC to declare effective, a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the resale of the shares of common stock and the shares to be received upon the exercise of the warrants sold in the private placement.

As compensation to the placement agent, the Company has paid a cash fee equal to 13% of the gross proceeds received from qualified investors. The Company has also issued to the placement agent or its designees warrants to purchase approximately 12.2 million shares of common stock with an exercise price equal to the deal price. Additionally, the placement agent was given the right to exchange warrants to purchase up to 3.0 million shares for newly issued warrants to purchase an equal number of shares, also with an exercise price equal to the deal price. All warrants issued to the placement agent in connection with the private placement include a cashless exercise provision and are exercisable for a period of 10 years from the date of issuance.

Based on contractual payment terms, the private placement transactions above are considered convertible debt instruments prior to final settlement, and the option to enter a final closing that would lower the purchase price is considered a share-settled redemption feature. Therefore, approximately $1.6 million of cash and non-cash issuance costs associated with such issuances were capitalized and subsequently recognized through the statement of operations as interest expense on the final closing date.

Direct Private Sales of Common Stock and Warrants to Accredited Investors

On January 23, 2026, in a private sale by the Company directly to an accredited investor, the Company issued a total of 3,944,773 shares of common stock in exchange for total gross cash proceeds to the Company of approximately $1.0 million. The transaction did not include warrants.

On February 26, 2026, the Company accepted a $100,000 investment from an accredited investor in a transaction not involving a placement agent. The terms of the investment were identical to those of the Placement Agent Offering described above. Based on the deal price of $0.2153 per unit, the accredited investor received 464,468 units.

Warrants

Warrant activity is presented in the table below:

			Weighted
			average
		Weighted	remaining	Aggregate
	Number of	average	contractual	intrinsic
(in thousands, except for share data and years)	shares	exercise price	life in years	value
Warrants outstanding at May 31, 2025	213,128	$0.27	3.71	$27,923
Granted	87,786	$0.25
Exercised	(597)	$0.09		129
Forfeited, expired, and cancelled	(105)	$3.07
Warrants outstanding at February 28, 2026	300,212	$0.26	3.75	$13,391
Warrants outstanding and exercisable at February 28, 2026	300,212	$0.26	3.75	$13,391

Warrant exercises

During the nine months ended February 28, 2026, the Company issued approximately 0.4 million shares of common stock in connection with the cashless exercise of approximately 0.6 million warrants with stated exercise prices of $0.09387 per share.

Note 6. Equity Incentive Plan

Equity Incentive Plan

As of February 28, 2026, the Company had one active equity incentive plan, the CytoDyn Inc. Amended and Restated 2012 Equity Incentive Plan (the “EIP”). As of February 28, 2026 and May 31, 2025, the EIP covered a total of 79.3 million and 66.8 million shares of common stock, respectively. The “evergreen provision” automatically increased the number of shares of common stock subject to the EIP by an amount equal to 1% of the total outstanding shares on June 1, 2025. The EIP provides for awards of stock options to purchase shares of common stock, restricted and unrestricted shares of common stock, restricted stock units (“RSUs”), and performance share units (“PSUs”).

The Company recognizes the compensation cost of employee and director services received in exchange for equity awards based on the grant date estimated fair value of the awards. Share-based compensation cost is recognized over the period during which the employee or director is required to provide services in exchange for the award and, as forfeitures occur, the associated compensation cost recognized to date is reversed. For awards with performance-based payout conditions, the Company recognizes compensation cost based on the probability of achieving the performance conditions, with changes in expectations recognized as an adjustment to earnings in the period of change. Any recognized compensation cost is reversed if the conditions ultimately are not met.

Stock-based compensation for the nine months ended February 28, 2026 and 2025 was $0.8 million and $1.0 million, respectively. Stock-based compensation is recorded in general and administrative and research and development costs.

Stock options

Stock option activity is presented in the table below:

			Weighted
			average
		Weighted	remaining	Aggregate
	Number of	average	contractual	intrinsic
(in thousands, except per share data and years)	shares	exercise price	life in years	value
Options outstanding at May 31, 2025	38,324	$0.46	7.65	$4,039
Granted	925	$0.29
Exercised	(100)	$0.21		6
Forfeited, expired, and cancelled	(905)	$1.14
Options outstanding at February 28, 2026	38,244	$0.44	6.98	$1,794
Options outstanding and exercisable at February 28, 2026	31,322	$0.44	6.66	$1,320

During the nine months ended February 28, 2026 and 2025, stock options for approximately 0.9 million shares and 11.7 million shares, respectively, were granted. Of the options granted in the current year, approximately 0.6 million vest over four years, and approximately 0.3 million vest over one year. Of the options granted in the prior year, approximately 5.7 million vest over four years, and approximately 6.0 million vest over one year. The Company records compensation expense based on the Black-Scholes fair value per share of the awards on the grant date. The weighted average fair value per share was $0.26 and $0.12 for the stock options granted in the nine months ended February 28, 2026 and 2025, respectively.

PSUs

The following table summarizes the Company’s PSU activity:

Weighted average
	Number of	Weighted average	remaining contractual
(shares in thousands)	RSUs and PSUs (1)	grant date fair value	life in years
Unvested PSUs at May 31, 2025	3,500	0.41	1.75
PSUs granted	—
PSUs forfeited	—
PSUs vested	—
Unvested PSUs at February 28, 2026	3,500	$0.41	1.00

(1)
The number of PSUs disclosed in this table are at the target level of 100%.

The vesting of the PSUs is subject to the achievement of specified performance-based conditions, and the actual number of common shares that will ultimately be issued will be determined by multiplying this number of PSUs by a payout percentage ranging from 0% to 100%.

Based on the estimated level of achievement of the performance targets associated with the PSUs as of February 28, 2026, unrecognized compensation expense related to the unvested portion of the Company’s PSUs was $1.4 million, which is expected to be recognized over a weighted-average period of 1.0 years.

Note 7. (Loss) Income per Share

Basic (loss) income per share is computed by dividing the net (loss) income adjusted for preferred stock dividends by the weighted average number of common shares outstanding during the period. Diluted (loss) income per share includes the weighted average common shares outstanding and potentially dilutive common stock equivalents. Basic and diluted (loss) income per share for the nine months ended February 28, 2026 and 2025 were calculated as follows:

	Nine months ended February 28,
(in thousands, except per share amounts)	2026	2025
Numerator:
Net (loss) income	$(32,837)	$9,701
Less: Accrued preferred stock dividends	(1,106)	(1,106)
Basic net (loss) income applicable to common stockholders	(33,943)	8,595
Diluted net (loss) income applicable to common stockholders	$(33,943)	$8,595

Denominator:
Basic weighted average common shares outstanding	1,262,834	1,194,561
Effect of dilutive securities:
Warrant exercises	—	30,352
Preferred stock conversions	—	625
Diluted weighted average common shares outstanding	1,262,834	1,225,538

Basic (loss) income per share	$(0.03)	$0.01
Diluted (loss) income per share	$(0.03)	$0.01

The table below shows the approximate number of shares of common stock issuable upon the exercise, vesting, or conversion of outstanding options, PSUs, warrants, convertible notes, and convertible preferred stock (including undeclared dividends) that were not included in the computation of diluted weighted average number of shares of common stock outstanding for the periods presented:

	nine months ended February 28,
(in thousands)	2026	2025
Stock options, PSUs, and warrants	341,956	231,027
Convertible notes	12,000	12,000
Convertible preferred stock	42,232	39,265

Note 8. Income Taxes

To determine the Company’s quarterly provision for income taxes, the Company used an estimated annual effective tax rate that is based on expected annual income and statutory tax rates in the various jurisdictions in which the Company operates. Certain significant unusual or infrequently occurring items that are separately reported are separately recognized in the quarter during which they occur and can be a source of variability in the effective tax rate from quarter to quarter.

The Company had no income tax expense for the nine months ended February 28, 2026 and 2025. The provision for income taxes for the nine months ended February 28, 2026 and 2025 is based on the Company’s estimated annualized effective tax rate for the fiscal years ending May 31, 2026 and 2025, respectively. For the nine months ended February 28, 2026, the Company’s recognized effective tax rate differs from the U.S. federal statutory rate due to the Company maintaining a full valuation allowance on its net deferred tax assets, as the Company does not consider it more likely than not that the benefits from the net deferred tax assets will be realized.

Note 9. Fair Value Measurement

The following table provides information by level for assets and liabilities that are measured at fair value on a recurring basis.

(in thousands)	February 28, 2026	May 31, 2025	level
Assets:
Cash	$13,591	$534	Level 1
Money market funds	2,064	11,369	Level 1

Liabilities:
Common stock	$(12,245)	$—	Level 1

Our investments in money market funds, and common stock are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

Note 10. Commitments and Contingencies

Other Liabilities

The $43.6 million balance recorded in other liabilities is conditional, and will only be due and payable, upon the Company achieving a qualifying “Revenue” event, as defined below. The Company has agreed to pay 20% of its qualifying Revenue generated in each calendar year, if any, with such payments to be applied to reduce the balance until it is repaid in full. Interest will not accrue on the balance throughout the prospective repayment period. Revenue is defined as:

“…the gross revenue generated by Client and its Affiliates, less the following items (if not previously deducted from the amount invoiced): (a) reasonable and customary trade, quantity, and cash discounts actually granted and legally permitted wholesaler chargebacks actually paid or credited by Client and its Affiliates to wholesalers of products; (b) reasonable, customary, and legally permitted rebates and retroactive price reductions actually granted; (c) freight charges for the delivery of products; (d) the portion of the administrative fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers and/or government-mandated Medicare or Medicaid Prescription Drug Plans relating specifically to the product; and (e) sales, use or excise taxes imposed and actually paid in connection with the sale of products (but excluding any value added taxes or taxes based on income or gross receipts).”

Operating lease commitments

The Company leases its principal office location in Vancouver, Washington (the “Vancouver Lease”). The Vancouver Lease expires on April 30, 2026. Consistent with the guidance in ASC 842, Leases, the Company has recorded this lease in its consolidated balance sheet as an operating lease. For the purpose of determining the right of use asset and associated lease liability, we determined that the renewal of the Vancouver lease was not reasonably probable. The lease does not include any restrictions or covenants requiring special treatment under ASC 842, Leases. Operating lease costs for the nine months ended February 28, 2026 and 2025 were approximately $0.1 million. Operating lease right-of-use assets are included in other non-current assets and the current portion of operating lease liabilities are included in accrued liabilities and compensation on the consolidated balance sheets. The following table summarizes the operating lease balances:

(in thousands)	February 28, 2026	May 31, 2025
Assets
Right-of-use asset	$33	$130
Liabilities
Current operating lease liability	$34	$141
Non-current operating lease liability	—	—
Total operating lease liability	$34	$141

The minimum (base rental) lease payments are expected to be as follows as of February 28, 2026 (in thousands):

Fiscal Year	Amount
2026 - 3 months remaining	$31
Thereafter	—
Total operating lease payments	31
Less: imputed interest	3
Present value of operating lease liabilities	$34

Supplemental information related to operating leases was as follows:

	February 28, 2026
Weighted average remaining lease term	0.2	years
Weighted average discount rate	10.0%

PRO 140 Acquisition and Licensing Arrangements

Refer to Note 9, Commitments and Contingencies, in the audited financial statements for the year ended May 31, 2025, for additional information.

Legal proceedings

On November 30, 2025, the Company recorded an accrual of approximately $16.5 million, which was revalued to approximately $12.7 million as of February 28, 2026, related to the Securities Class Action described below. The Company did not record any other accruals related to the outcomes of the legal matters described below. It is not possible to determine the outcome of these proceedings, including the defense and other litigation-related costs and expenses that may be incurred by the Company, as the outcomes of legal proceedings are inherently uncertain.

Therefore, it is possible that the ultimate outcome of any proceeding, if in excess of a recognized accrual, if any, could be material to the Company’s consolidated financial statements.

Conclusion of Investigations by Securities and Exchange Commission and Department of Justice

In September 2025, the Securities and Exchange Commission (“SEC”) and Department of Justice (“DOJ”) informed the Company that their respective investigations were effectively closed, and that nothing further was required of the Company.

Securities Class Action Lawsuits

On March 17, 2021, a stockholder filed a putative class-action lawsuit (the “March 17, 2021 lawsuit”) in the U.S. District Court for the Western District of Washington against the Company and certain former officers. The complaint generally alleges the defendants made false and misleading statements regarding the viability of leronlimab as a potential treatment for COVID-19. On April 9, 2021, a second stockholder filed a similar putative class action lawsuit in the same court, which the plaintiff voluntarily dismissed without prejudice on July 23, 2021. On August 9, 2021, the court appointed lead plaintiffs for the March 17, 2021 lawsuit. On December 21, 2021, lead plaintiffs filed an amended complaint, which is brought on behalf of an alleged class of those who purchased the Company’s common stock between March 27, 2020 and May 17, 2021. The amended complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by making purportedly false or misleading statements concerning, among other things, the safety and efficacy of leronlimab as a potential treatment for COVID-19, the Company’s CD10 and CD12 clinical trials, and its human immunodeficiency virus (“HIV”) Biologic License Application (“BLA”). The amended complaint also alleges that the individual defendants violated Section 20A of the Exchange Act by selling shares of the Company’s common stock purportedly while in possession of material nonpublic information. The amended complaint seeks, among other relief, a ruling that the case may proceed as a class action and unspecified damages and attorneys’ fees and costs. On February 25, 2022, the defendants filed a motion to dismiss the amended complaint. On June 24, 2022, lead plaintiffs filed a second amended complaint. The second amended complaint was brought on behalf of an alleged class of those who purchased the Company’s common stock between March 27, 2020 and March 30, 2022, makes similar allegations, names the same defendants, and asserts the same claims as the prior complaint, adds a claim for alleged violation of Section 10(b) of the Exchange Act and Rule 10b-5(a) and (c) promulgated thereunder, and seeks the same relief as the prior complaint. All defendants filed motions to dismiss the second amended complaint in whole or in part. By order dated June 25, 2025, the court denied defendants’ motions to dismiss.

On November 23, 2025, the Company reached an agreement in principle to settle the putative class-action lawsuit. The agreement in principle provides for a payment by the Company to the class of $500,000 in cash and 49 million shares of common stock of the Company in exchange for the dismissal and release of all claims against all defendants in the class action. The agreement is subject to final documentation, court approval, and other conditions.

There can be no assurances as to the ultimate outcome of the class action, including that the final settlement agreement will be executed, that the settlement agreement, if executed, will include the terms and conditions currently anticipated by the Company, that such agreement will be approved by the court, or that any revised settlement terms, if applicable, will be finalized by the parties and approved by the court. A final, non-appealable closure of the litigation could take several months. The agreement in principle does not constitute an admission by the Company of any fault or liability and the Company does not admit fault or liability. If the settlement cannot be finalized by the parties or is not approved by the court, the Company will defend the class action vigorously and believes there are meritorious defenses and legal standards that must be met for, among other things, success by the plaintiffs on the merits. If the parties are unable to finalize the settlement, the class action could have a material adverse effect on the Company’s financial condition, results of operations, and cash flows.

Shareholder Derivative Lawsuits

On June 4, 2021, a stockholder filed a purported derivative lawsuit against certain of the Company’s former officers and directors, and the Company as a nominal defendant, in the U.S. District Court for the Western District of

Washington. Two additional shareholder derivative lawsuits were filed against the same defendants in the same court on June 25, 2021 and August 18, 2021, respectively. The court has consolidated these three lawsuits for all purposes (“Consolidated Derivative Suit”). On January 20, 2022, the plaintiffs filed a consolidated complaint. The consolidated complaint generally alleges that the director defendants breached their fiduciary duties by allowing the Company to make false and misleading statements regarding, among other things, the safety and efficacy of leronlimab as a potential treatment for COVID-19, the Company’s CD10 and CD12 clinical trials and its HIV BLA, and by failing to maintain an adequate system of oversight and controls. The consolidated complaint also asserts claims against one or more individual defendants for waste of corporate assets, unjust enrichment, contribution for alleged violations of the federal securities laws, and for breach of fiduciary duty arising from alleged insider trading. The consolidated complaint seeks declaratory and equitable relief, an unspecified amount of damages, and attorneys’ fees and costs.

On January 29, 2024, two purported stockholders filed a purported derivative lawsuit against certain of the Company’s former officers, certain current and former directors, and the Company as a nominal defendant, in the Delaware Court of Chancery. The complaint generally makes allegations similar to those set forth in the Consolidated Derivative Suit and asserts that the individual defendants breached their fiduciary duties by allowing the Company to make false and misleading statements and by failing to maintain an adequate system of oversight and controls. The complaint also asserts claims against certain individual defendants for breach of fiduciary duty arising from alleged insider trading.

On June 20, 2025, two other purported stockholders filed a purported derivative lawsuit against certain of the Company’s former officers, certain former and current directors, a third-party individual, and the Company as a nominal defendant, in the Delaware Court of Chancery. The complaint generally asserts that the individual defendants breached their fiduciary duties by allowing the Company to make false and misleading statements, by failing to maintain an adequate system of oversight and controls, and/or by purportedly wrongfully refusing plaintiffs’ demands that the Company’s board investigate and initiate claims against certain of the Company’s former officers and directors based on allegations and claims similar to those set forth in the complaint. The complaint also asserts claims against certain individual defendants arising from alleged insider trading. The parties have filed a stipulation and proposed order to consolidate this lawsuit with the January 2024 lawsuit.

The Company and the individual defendants deny all allegations of wrongdoing in the complaints and intend to vigorously defend the litigation. In light of the fact that the suit(s) is/are in an early stage and the claims do not specify an amount of damages, the Company cannot predict the ultimate outcome of the matter(s) and cannot reasonably estimate the potential loss or range of loss the Company may incur.

Investor Lawsuit Seeking Issuance of Additional Shares

In January 2025, two former investors and current shareholders filed an action against the Company in relation to a dispute over how many shares were issued to them following their direct investment(s) with the Company. The former investors claim that the final pricing utilized to calculate the issuance of shares to them in 2022 was incorrect, and that they are entitled to more shares than were issued. The complaint presents legal claims sounding in breach of fiduciary duty, misrepresentation, fraud, negligence, theft, and breach of contract.

The Company's position is that the claims are without any factual support, or support under applicable law and/or the underlying investment documents. The Company views this action as an attempt to extract more shares without further/fair investment and plans to vigorously defend itself.

Note 11. Segment Information

The Company’s measure of segment profit or loss is net earnings or loss. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The following table is representative of the significant expense categories regularly provided to the CODM when managing the Company’s single reporting segment.

	Nine months ended February 28,
(in thousands, except for per share data)	2026	2025
Expenses(1):
General and administrative expense(2)	$4,890	$4,785
Research and development(3)	10,652	4,460
Return of clinical expenses	—	(24,985)
Legal settlement loss	16,587	—
Stock-based compensation expense	807	1,013
Total operating expenses	32,936	(14,727)
Operating (loss) gain	(32,936)	14,727
Interest income	166	441
Interest on convertible notes	(1,934)	(3,469)
Amortization of discount on convertible notes	—	(348)
Standby equity purchase agreement commitment fee	(325)	—
Issuance costs for private placement of shares and warrants through placement agent (Note 5)	(1,628)	—
Legal settlement revaluation	3,842	—
Loss on induced conversion	—	(1,180)
Finance charges	(22)	(25)
Gain on restructuring of payables	—	407
Loss on derivatives	—	(852)
Segment net (loss) income	(32,837)	9,701
Reconciliation of profit or loss:
Adjustments or reconciling items	—	—
Consolidated net (loss) income	$(32,837)	$9,701

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

(2) General and administrative expense for the nine months ended February 28, 2026 and 2025 is net of approximately $0.3 million and $0.6 million, respectively, of stock-based compensation expense.

(3) Research and development expense for the the nine months ended February 28, 2026 and 2025 is net of approximately $0.5 million and $0.4 million, respectively, of stock-based compensation expense. During the nine months ended February 28, 2025, research and development expense included the return of $25.0 million of clinical expenses in the settlement of a dispute with Amarex. See Note 9, Commitments and Contingencies – Legal Proceedings – Settlement of Amarex Dispute in the audited financial statements for the year ended May 31, 2025 for additional discussion.

Note 12. Subsequent Events

Extension(s) to April 2, 2021 and April 23, 2021 Notes

On March 24, 2026, the Company and the holders of the April 2, 2021 and April 23, 2021 Notes (each a “Noteholder” and together, the “Noteholders”) agreed to extend the maturity date of each of the Notes by 36 months (the “Extension Period”). In consideration, the Company agreed to make a monthly payment covering both Notes in the total amount of $1,000,000 to the Noteholders in the form of shares of common stock, calculated based on (i) the previous trading day’s closing price, or (ii) the average of the closing prices for the previous five trading days, whichever is lower. Monthly payments will be made through the extended maturity dates of April 5, 2029 and April 23, 2029, respectively. The annual interest rate for each Note was also reduced to 5% as part of the extension.

Note conversion

In March 2026, in satisfaction of the required monthly payment, the Company and the Noteholder of the April 23, 2021 Note entered into an exchange agreement, pursuant to which a portion of the April 23, 2021 Note was partitioned into a new note with an aggregate principal amount of approximately $0.8 million. The new note was exchanged concurrently for approximately 2.7 million shares of common stock.